UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 001-40503

NET Power Inc.

(Exact name of registrant as specified in its charter)

Delaware	**98-1580612**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

320 Roney St., Suite 200
Durham, North Carolina 27701
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **(919) 287-4750**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	NPWR	The New York Stock Exchange
Warrants, each exercisable for one share of Class A Common Stock at a price of $11.50	NPWR-WT	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025 was approximately $73.8 million (computed by reference to the last per share sale price of the Class A Common Stock on the New York Stock Exchange of $2.47 on such date).

The registrant had outstanding 84,687,931 shares of Class A Common Stock and 139,727,880 shares of Class B Common Stock as of March 5, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders have been incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

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Certain Defined Terms

Unless otherwise expressly stated or, unless the context otherwise requires, references in this Annual Report on Form 10-K (this "Report") to:

- "8 Rivers" means 8 Rivers Capital, LLC, a Delaware limited liability company (a company controlled by SK Energy);

- "Amended and Restated JDA" means the Amended and Restated Joint Development Agreement, dated December 13, 2022, by and among Old NET Power, RONI, RONI OpCo, NPI, and NPT, as amended, supplemented or otherwise modified from time to time in accordance with its terms;

- "Amine-based solvent" means Entropy's proprietary solvent, Entropy23™, used to separate carbon dioxide from other industrial emissions in the post-combustion capture cycle;

- "Baker Hughes" or "BH" means Baker Hughes Company, a Delaware corporation;

- "BHES" means Baker Hughes Energy Services LLC, a Delaware limited liability company and affiliate of Baker Hughes;

- "BHES JDA" means collectively, the Original JDA and the Amended and Restated JDA;

- "BHES JDA Make-Whole Payment" means the incremental payment required if the volume-weighted average price of the Company's stock for ten consecutive trading days ("10-Day VWAP") immediately preceding the payment date for services under the BHES JDA is less than $4.00 per share (the "Floor Price"), an incremental cash payment is required for the difference between the 10-Day VWAP and the Floor Price;

- "Board" or "Board of Directors" means the board of directors of the Company;

- "Business Combination Agreement" means the Business Combination Agreement, dated as of December 13, 2022, by and among RONI, RONI OpCo, Buyer, Merger Sub and Old NET Power, as amended by the First Amendment to the Business Combination Agreement, dated as of April 23, 2023, by and between Buyer and Old NET Power;

- "Business Combination" means the Merger and other transactions contemplated by the Business Combination Agreement, collectively;

- "Buyer" means Topo Buyer Co, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of OpCo;

- "Class A Common Stock" means the Class A common stock, par value $0.0001 per share, of NET Power;

- "Class B Common Stock" means the Class B common stock, par value $0.0001 per share, of NET Power;

- "Common Stock" means the Class A Common Stock and Class B Common Stock;

- "Company," "our," "we" or "us" means, prior to the Business Combination, RONI or Old NET Power, as the context suggests, and, following the Business Combination, NET Power Inc., in each case, with its consolidated subsidiaries;

- "Constellation" means Constellation Energy Generation, LLC, a Pennsylvania limited liability company formerly known as Exelon Generation Company, LLC;

- "DOE" means the United States Department of Energy;

- "Entropy" or "Entropy Inc." means Entropy Inc., a Calgary-based PCC technology developer;

- "Exchange Act" means the Securities Exchange Act of 1934, as amended;

- "IPO" means RONI's initial public offering, which was consummated on June 18, 2021;

- "La Porte Demonstration Facility" means the test facility located in La Porte, Texas used to demonstrate the viability of Net Power's Oxy-Combustion Cycle technology;

- "Legacy NET Power Holders" means the holders of equity securities of Old NET Power prior to the consummation of the Merger;

- "Merger" means the merger of Merger Sub with and into Old NET Power pursuant to the Business Combination Agreement, in which Old NET Power survived and became a direct, wholly owned subsidiary of Buyer;

- "Merger Sub" means Topo Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Buyer;

- "Net Power" means NET Power Inc., a Delaware corporation (f/k/a Rice Acquisition Corp. II), with its consolidated subsidiaries (unless the context otherwise indicates);

- "NPI" means Nuovo Pignone International, S.r.l., an Italian limited liability company and affiliate of Baker Hughes;

- "NPT" means Nuovo Pignone Tecnologie S.r.l., an Italian limited liability company and affiliate of Baker Hughes;

- "NYSE" means the New York Stock Exchange;

- "Old NET Power" means, prior to the consummation of the Merger, NET Power, LLC, a Delaware limited liability company;

- "OpCo" means NET Power Operations LLC, a Delaware limited liability company (f/k/a Rice Acquisition Holdings II LLC);

- "OpCo LLC Agreement" means, (1) prior to January 17, 2025, the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated as of June 8, 2023, which was entered into in connection with the Closing, and (2) beginning on January 17, 2025, the Third Amended and Restated Limited Liability Company Agreement of OpCo, dated as of January 17, 2025;

- "OpCo Unitholder" means a holder of OpCo Units;

- "OpCo Units" means the units of OpCo;

- "Original JDA" means the Joint Development Agreement, dated February 3, 2022, by and among Old NET Power, NPI, and NPT, as amended by the First Amendment to Joint Development Agreement, dated effective June 30, 2022, by and among the same parties;

- "OXY" means OLCV NET Power, LLC, a Delaware limited liability company;

- "Oxy-Combustion Cycle" refers to Net Power's patented oxy-combustion and supercritical CO_2 power cycle that results in near-zero carbon dioxide emissions and eliminates criteria pollutants;

- "Post-combustion carbon capture" or "PCC" refers to Entropy's proprietary modular carbon capture and storage (MCCS) solvent technology for post-combustion carbon capture. Net Power signed a letter

of intent on November 7, 2025 to negotiate one or more definitive agreements under which Net Power would, among other things, exclusively license and commercialize Entropy's PCC technology for power generation in the United States and to jointly develop projects;

- "Preferred Stock" means shares of NET Power preferred stock, par value $0.0001;

- "Principal Legacy NET Power Holders" means OXY, Constellation, and 8 Rivers (through NPEH);

- "Private Placement Warrants" means the 10,900,000 warrants to purchase shares of Class A Common Stock that were issued and sold to Sponsor in a private placement in connection with the IPO;

- "Public Warrants" means the warrants to purchase shares of Class A Common Stock that were issued and sold as part the units of RONI in the IPO;

- "RONI" means Rice Acquisition Corp. II, a Cayman Islands exempted company, prior to the Business Combination;

- "RONI OpCo" means Rice Acquisition Holdings II LLC, a Cayman Islands limited liability company and direct subsidiary of RONI, prior to the Business Combination;

- "SEC" means the U.S. Securities and Exchange Commission;

- "Securities Act" means the Securities Act of 1933, as amended;

- "Sponsor" means Rice Acquisition Sponsor II LLC, a Delaware limited liability company;

- "Tax Receivable Agreement" or "TRA" means the Tax Receivable Agreement, dated June 8, 2023, entered into by NET Power and OpCo with OpCo Unitholders who received OpCo Units pursuant to the Business Combination Agreement as consideration for equity interests in Old NET Power and the Agent (as defined therein);

- "Warrant Agreement" means the Warrant Agreement, dated as of June 15, 2021, by and among RONI, RONI OpCo, and Continental Stock Transfer & Trust Company as it may be amended and/or restated from time to time in accordance with its terms; and

- "Warrants" means, collectively, the Public Warrants and Private Placement Warrants.

In addition, the following is a glossary of key industry terms used herein:

- "CO_2" means carbon dioxide;

- "MW" means megawatt;

- "MWth" means megawatt thermal and refers to the input energy required;

- "NO_X" means nitrogen oxides;

- "sCO_2" means supercritical carbon dioxide; and

- "SO_X" means sulfur oxides.

Cautionary Note Regarding Forward-Looking Statements

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "future," "intend," "may," "opportunity," "plan," "project," "seek," "should," "strategy," "will," "will likely result," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may relate to the development of the Company's technology, the anticipated demand for the Company's technology and the markets in which the Company operates, the timing of the deployment of project deliveries, and the Company's business strategies, capital requirements, potential growth opportunities and expectations for future performance (financial or otherwise). Forward-looking statements are based on current expectations, estimates, projections, targets, opinions and/or beliefs of the Company, and such statements involve known and unknown risks, uncertainties and other factors.

The risks and uncertainties that could cause those actual results to differ materially from those expressed or implied by these forward-looking statements include:

- risks relating to the uncertainty of the projected financial information with respect to the Company and risks related to the Company's ability to meet its projections;

- the Company's ability to utilize its net operating loss and tax credit carryforwards effectively;

- the capital-intensive nature of the Company's business model, which will likely require Net Power to raise additional capital in the future;

- the ability of the Company to effectively secure licenses for third-party PCC technology and to integrate such technology in its projects;

- barriers the Company may face in its attempts to deploy and commercialize its technology;

- the complexity of the machinery the Company relies on for its operations and development, including Entropy's PCC technology;

- the Company's ability to adequately control or accurately predict the costs associated with its projects;

- barriers that the Company may face in its attempts to deploy projects;

- the complexity of the machinery the Company relies on for its operations and development;

- potential changes and/or delays in site selection and construction that result from regulatory, logistical, and financing challenges;

- the Company's ability to establish and maintain supply relationships;

- risks related to strategic investors and partners, including potential conflicts of interests between the Company and such investors and partners;

- the Company's ability to successfully commercialize its operations;

- the lack of federal support of clean energy technology by the Trump administration;

- the availability and cost of technological components and raw materials for its projects;

- the impact of potential delays in discovering manufacturing and construction issues;

- the ability of Net Power's commercial plants to efficiently provide net power output;

- the impact of public perception of fossil fuel-derived energy on the Company's business;

- any political or other disruptions in gas producing nations;

- the Company's ability to protect its intellectual property and the intellectual property it licenses;

- risks relating to data privacy and cybersecurity, including the potential for cyberattacks or security incidents that could disrupt our or our service providers' operations;

- current and potential litigation that has been and may be instituted against the Company; and

- other risks and uncertainties indicated in Part I, Item 1A of this Annual Report and other documents subsequently filed with the SEC by the Company.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements contained in this Report. Accordingly, you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities.

Forward-looking statements speak only as of the date they are made. Except to the extent required by applicable law or regulation, we undertake no obligation to update the forward-looking statements contained herein to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events. The Company gives no assurance that it will achieve its expectations.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in Item 1A, "Risk Factors," that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following risks, among others, may offset our competitive strengths or have a negative effect on our business strategy:

- We have incurred significant losses since inception, and we anticipate that we will continue to incur losses in the future, and we may not be able to achieve or maintain profitability.

- We may be unable to manage our future growth effectively.

- We face significant barriers in our attempts to deploy our power plants and we may not be able to successfully develop our power plants.

- We may be unable to successfully negotiate and enter into a definitive agreement with Entropy to exclusively license its PCC technology.

- We intend to rely on the licensing of PCC technology from Entropy in order to integrate such technology into our power plants.

- We may be unable to successfully develop a modular, standardized clean gas power plant product incorporating Entropy's PCC technology (the "Clean Gas Product").

- The power plants we are developing will rely on complex machinery for their operation and deployment involves a significant degree of risk and uncertainty in terms of operational performance and costs.

- We and our partners may be unable to adequately control or accurately predict the costs associated with constructing our first commercial-scale facility and the development and deployment of additional power plants.

- Our projects will require significant capital expenditures for which financing will be necessary. Such financing might not be obtainable on terms or on timeline that are favorable to us.

- We, our partners, or our third-party suppliers may experience delays in the development and manufacturing of key equipment.

- We and our partners may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are higher than anticipated.

- Our deployment plans rely on the development and supply of post-combustion carbon capture equipment by Entropy.

- Our commercialization strategy relies heavily on our relationships with Entropy, Baker Hughes, OXY, Constellation, and other strategic investors and partners, who may have interests that diverge from ours and who may not be easily replaced if our relationships are not maintained.

- Manufacturing and transportation of key equipment may be dependent on global supply chains.

- Manufacturing and construction issues not identified prior to design finalization, long-lead procurement, and/or module fabrication could potentially be realized during production, fabrication, or construction and may impact plant deployment cost and schedule.

- Conflicts of interest may arise because several directors on the Board are designated by certain of our largest stockholders.

- The energy market continues to evolve and is highly competitive. The development and adoption of competing technology could materially and adversely affect our ability to develop our power plants.

- The market for power plants implementing carbon capture technologies is not yet established and there is limited infrastructure to efficiently transport and store carbon dioxide. The market may not achieve the growth potential we expect and may grow more slowly than we expect.

- The cost of electricity generated from our power plants may not be cost competitive with other electricity generation sources in some markets.

- Our business relies on the deployment of power plants that are subject to a wide variety of extensive and evolving government laws and regulations, including environmental laws and regulations.

- We may encounter substantial delays in the design, manufacture, regulatory approval, and launch of power plants. Regulatory approvals and permits may also be denied.

- A number of governmental agencies, including the Department of Energy and the Environmental Protection Agency, have de-emphasized the significance of clean energy technology and the impact of greenhouse gas emissions on climate change, which may directly impact our potential customers' desire to procure the energy supplied by our power plants and the associated environmental attributes.

- We and our customers operate in a politically sensitive environment, and the public perception of fossil fuel derived energy can affect our customers and us. Our future growth and success are dependent upon consumers' willingness to develop natural-gas-fueled power generation facilities.

- The ability to deploy natural gas power plants may be limited due to conflict, war or other political disagreements between gas-producing nations and potential customers, and such disagreements may adversely impact our business plan.

- The information technology systems and data that we maintain may be subject to intentional or inadvertent disruption or other security incidents that could result in regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, and other adverse business consequences.

- We are a holding company and our organizational structure confers certain benefits upon the holders of shares of Class B Common Stock and OpCo Units that will not benefit the holders of shares of Class A Common Stock to the same extent.

Part I

Item 1. Business

Overview

Net Power is an energy technology and project development company focused on delivering low-carbon gas power solutions. Founded in 2010, our mission is to transform natural gas into the lowest cost form of clean firm power.

Historically, our sole business has been the development of a novel oxy-combustion power generation system (the "Oxy-Combustion Cycle") designed to produce reliable and affordable electricity from natural gas while inherently capturing CO_2 and minimizing the production of air pollutants such as SO_X, NO_X, and other particulates.

The Oxy-Combustion Cycle was first demonstrated at our 50 MWth demonstration facility in La Porte, Texas (the "La Porte Demonstration Facility"), for which construction commenced in 2016 and testing began in 2018. The facility was ultimately synchronized to the Texas grid in the fall of 2021. During 2024, we made significant upgrades to the La Porte Demonstration Facility in preparation for validation testing of commercial-scale turbo expander components. The first of four planned phases of this equipment validation program commenced in late 2024.

In 2023, we began the front-end engineering and design ("FEED") process for our first utility-scale power plant utilizing the Oxy-Combustion Cycle ("SN1") with the intention of locating SN1 in the Permian Basin of West Texas ("Project Permian"). In 2024, we began purchasing initial long-lead materials for SN1. However, after completing FEED in December 2024, the indicative cost estimate at that time was higher than originally anticipated. In response, during the first quarter of 2025, we commenced a post-FEED optimization and value engineering process. In March 2025, we suspended further long-lead equipment releases, but value engineering and certain development work continued into the third quarter of 2025.

During the third quarter of 2025, we completed a market analysis of the Oxy-Combustion Cycle to determine the economic and timing competitiveness of the product. From an economic perspective, the value-engineering efforts on Project Permian identified significant cost reductions, but not to a level that we believed would be economically competitive in the current market on an acceptable timeline. Additionally, given the market's rapid shift in demand for new reliable power generation solutions that can be deployed as soon as possible, irrespective of their environmental impact, we determined it would be challenging for us to develop and commercialize the Oxy-Combustion Cycle on a timely basis to meet this demand and that other prospective solutions that mitigate emissions from gas generation could be deployed sooner and at lower cost than our initial plants. Although we believe the Oxy-Combustion Cycle remains a viable, long-term solution for the delivery of low-carbon intensity power, we also believe that the near-term prioritization of gas turbines with post-combustion carbon capture is the optimal approach to meeting current market demands.

In response to unprecedented demand growth for low-cost, firm power generation solutions with viable pathways to decarbonize, we have broadened the scope of our business to include the development of clean gas power generation using natural gas turbines paired with PCC. Our go-forward business model is to design, develop, build, own and operate clean gas power plants and monetize the products and attributes they generate, principally electricity, captured CO_2, and environmental attributes, as applicable. This business model differs from our historical commercialization strategy for the Oxy-Combustion Cycle, which contemplated proving the technology at utility scale and then pursuing broader deployment through licenses, engineering support services, and related fees.

In November 2025, Net Power signed a letter of intent with Entropy Inc. ("Entropy"), a provider of carbon capture technology, to negotiate one or more definitive agreements under which Net Power would, among other things, exclusively license and commercialize Entropy's PCC technology for power generation in the United States and to jointly develop power generation projects. Entropy's proprietary amine-based solvent technology is designed to reduce CO_2 emissions from natural gas power plants.

Entropy's carbon capture process leverages solvent process expertise and proprietary waste heat integration intended to improve capture efficiency. We believe Entropy's PCC technology is at a high level of technology readiness and can enable Net Power to develop and deliver clean gas power projects on timelines that better align with current market demand.

We are developing a modular, standardized clean gas power plant product incorporating Entropy's PCC technology (the "Clean Gas Product"). The development of our first project under this strategy is underway and is expected to be located at our Project Permian site in West Texas. Project Permian is now being designed to accommodate up to 1 GW of clean firm power generation capacity and will be developed in multiple phases. Phase I of this project is expected to deliver approximately 80 MW of net power output. As part of securing the equipment for Phase I, on November 12, 2025 we entered into an agreement to purchase two modular gas turbine generator sets ("Gas Turbine Sets"). Final investment decision ("FID") for Phase I is expected in the third quarter of 2026 with targeted commercial operations by early 2029, which would make this project the first operating commercial clean gas power plant in the United States.

In order to allocate capital and resources to this new business opportunity, in the fourth quarter of 2025 we halted SN1 development and testing activities at the La Porte Demonstration Facility. While our near-term strategy is centered on the Clean Gas Product, we continue to believe the Oxy-Combustion Cycle remains a valuable piece of the Company. Our technology portfolio includes intellectual property, engineering capabilities, and operational data from the La Porte Demonstration Facility and related development efforts. We intend to preserve and, where appropriate, enhance the long-term option value of the Oxy-Combustion Cycle, including through continued evaluation of partnerships, additional cost reduction efforts, and monitoring market and policy conditions that could support future commercialization.

Potential customers

We intend to build, own and operate clean gas power plants and monetize the various plant products, principally electricity, CO_2, and environmental attributes, as applicable. In addition to selling electricity into wholesale markets on a merchant basis, potential strategic power customers include hyperscalers, data center co-locators, oil and gas exploration and production and midstream companies, and other industrial companies. Potential customers for the captured CO_2 may include oil and gas companies and various industrial businesses. Lastly, potential buyers of the environmental attributes are companies looking to reduce their Scope 2 greenhouse gas emissions, which includes many of the companies in the aforementioned categories.

Net Power's end-markets can be broken down into two general categories: grid-connected and behind-the-meter. The grid-connected end-market consists of selling power to end-use customers via competitive wholesale markets or electric utilities serving end use customers. Our plants are intended to generate power continuously (baseload) and/or as-needed (load-following) depending on commercial arrangements and grid needs in order to complement intermittent renewable power. The behind-the-meter end-market consists of industrial applications, such as direct air capture facilities, steel facilities, chemical plants, and data centers, including those that have significant 24-hour energy needs and desire to utilize low-emission power, which we believe our suite of technologies can provide. Historically, data centers have procured their power directly from the grid, but growing grid constraints across many markets plus growing demand, due in part to the proliferation of artificial intelligence applications, have led data center companies to evaluate co-location of data centers with dedicated power generation facilities.

Key benefits for customers include the following:

- *Clean*—We are designing our Clean Gas Product to significantly reduce CO_2 emissions from natural gas power generation through the integration of PCC and permanent sequestration. We also intend to preserve the long-term option value of our Oxy-Combustion Cycle technology, which, if commercialized, is expected to inherently capture CO_2 at even greater percentages while further minimizing air pollutants.

- *Reliable*—Natural gas-fired power generation is a proven source of firm, dispatchable electricity. We believe pairing gas turbines with PCC can provide clean firm power that supports grid reliability and complements intermittent renewable generation. The Clean Gas Product is currently being designed to provide 24/7 baseload power, with availability of 92% to 94%.

- *Affordable*—We believe our Clean Gas Product is capable of being deployed on timelines and at costs that are more competitive in the current market than other forms of clean firm power. We expect our modular, standardized approach will reduce execution risk and improve cost competitiveness over time through replication and supply chain leverage.

- *Utilizes existing infrastructure*—The U.S. alone has approximately three million miles of natural gas pipeline infrastructure, with over 300,000 miles of transmission pipelines. Over 5,000 miles of CO_2 pipelines exist in the U.S. today. We believe projects may be developed to leverage existing natural gas, electric transmission, and (where available) CO_2 transportation and sequestration infrastructure. According to the U.S. Energy Information Administration (the "EIA"), there are hundreds of thermal power generation facilities at or nearing their retirement or replacement period through 2050, many of which we believe could serve as potential brownfield site locations for our solutions.

- *Scalable and modular*—Our development approach is intended to support scalable, phased power delivery, enabling projects to expand capacity over time based on customer demand, grid needs, and permitting and infrastructure availability.

We believe that the combination of natural gas with carbon capture and sequestration solutions can serve as a key enabling solution for a lower-carbon future, addressing shortfalls inherent to alternative options while contributing to an overall lower system-wide cost of decarbonization. We believe that by pairing proven gas generation with carbon capture, we can provide firm power with a pathway to reduced emissions, improve reliability and dispatchability contributing to energy security, and support customers' carbon reduction targets, subject to market conditions and regulatory frameworks.

Corporate Strategy

Net Power's corporate strategy is focused on (i) obtaining the exclusive license to the PCC technology and executing and commercializing clean gas power plants integrating gas turbines with PCC, (ii) building a scalable project platform that originates and advances a portfolio of repeatable projects and phases, and (iii) preserving and enhancing the long-term option value of the Oxy-Combustion Cycle.

Pillar 1: Execute and commercialize the Clean Gas Product.

Our near-term priority is to enter into a definitive agreement with Entropy for the exclusive license of the PCC technology while advancing Project Permian and establishing a repeatable, modular plant design that can be deployed in phases. We intend to leverage Entropy's PCC technology and our own project development capabilities to develop and deliver the Clean Gas Product. We expect to continue progressing commercial, engineering, permitting, interconnection, CO_2 management, and offtake activities required to reach FID in 2026 and commence construction.

Pillar 2: Build a scalable project development, ownership and operations platform.

Our go-forward business model is to originate, design, develop, build, own, and operate clean gas power plants. Origination includes identifying and securing plant sites, interconnection positions, fuel supply and transportation solutions, CO_2 transportation and sequestration solutions, where applicable, and commercial arrangements for electricity and other products. We expect that successful execution of Project Permian can serve as a template for additional projects and phases, enabling scale through replication.

Pillar 3: Preserve long-term value in the Oxy-Combustion Cycle.

While we have halted near-term SN1 development and demonstration activities to allocate capital to the Clean Gas Product, we believe the Oxy-Combustion Cycle remains a valuable asset. We intend to preserve and evaluate pathways to advance the technology in a capital-efficient manner, including through strategic partnerships, selective research and development, further value engineering, and monitoring market and policy conditions that could improve the attractiveness of oxy-combustion solutions in the future.

Government and Regulatory Environment

Grant and Loan Opportunities—DOE's Title XVII Section 1706 authority operates as Energy Dominance Financing ("EDF"), enacted in the One Big Beautiful Bill Act (the "OBBBA") and administered by DOE's Office of Energy Dominance Financing (formerly the Loan Programs Office). EDF authorizes DOE to guarantee up to $250 billion in principal through September 30, 2028 for an expanded set of energy infrastructure projects, including projects that increase capacity/output at operating infrastructure, support grid reliability and system adequacy, and encompass activities needed for energy and critical minerals. The OBBBA also removed the prior statutory emissions-control requirement for fossil-generation projects and provided $1 billion (available through September 30, 2028) to carry out Section 1706 activities.

Tax Credit Opportunities—The IRA provides the 45Q tax credit up to $85 per metric ton of captured CO_2. We expect our Clean Gas Product and, if commercialized, the Oxy-Combustion Cycle, to be designed to meet or exceed applicable CO_2 capture thresholds and minimum capture rates for electric generating units. To qualify for the 45Q tax credit, eligible facilities must commence construction by January 1, 2033 and can claim the tax credit for the first 12 years the facility is in service. In July 2025, the One Big Beautiful Bill Act (the "OBBBA") amended 45Q to give parity in credit value for CO_2 sequestered via enhanced oil recovery (EOR), allowing such projects to claim the full $85 per metric ton value. In September 2025, the U.S. EPA proposed regulations to permanently remove the Greenhouse Gas Reporting Program ("GHGRP"), a reporting and public transparency platform collecting and publishing emissions from U.S. industry, including geologic sequestration of CO2. Importantly, to claim the 45Q tax credit for permanent sequestration in saline acquifers, taxpayers must report and verify sequestration via the GHGRP, specifically under RR of 40 CFR part 98 (subpart RR). To claim 45Q credits for permanent sequestration of CO2 using EOR, taxpayers may rely on alternative compliance methods recognized by the U.S. Department of Treasury, specifically the International Standards Organization (ISO) standard for EOR. Seeing the potential challenge in claiming the 45Q credit without the GHGRP, in February 2026, the U.S Department of Treasury issued notice 2026-1, providing a short-term safe harbor for non-EOR projects potentially unable to report under subpart RR. As of March 1, 2026, the U.S. EPA had not formally taken action to remove the GHGRP. Removal of the GHGRP without further legislative or regulatory action may challenge the long-term ability to claim 45Q, though projects sequestering CO2 via EOR have a clear legal pathway even under the current uncertainty.

We are monitoring the global market for other tax credit or carbon tax opportunities, with the belief that any value ascribed to carbon, whether a credit or tax, could benefit solutions that materially reduce emissions relative to unabated alternatives.

Project Development and Commercial Model

Our primary go-forward commercial model is to design, develop, build, own, and operate clean gas power plants that integrate natural gas turbines with PCC. We intend to generate returns by monetizing the products and attributes of each plant, including electricity sales, CO_2 management and associated incentives (where available), and environmental attributes, depending on project-specific commercial structures.

Our project development activities generally include: securing site control; evaluating fuel supply and transportation; engineering and design; permitting and approvals; interconnection; arrangements for CO_2 transportation and sequestration, where applicable; contracting for equipment and construction; and establishing operations and maintenance capabilities. We expect to work with a range of partners and vendors, including equipment suppliers and engineering, procurement, and construction ("EPC") contractors, and we may use modular, standardized designs intended to reduce schedule and execution risk over time.

We may pursue a range of commercial arrangements, including long-term power purchase agreements, capacity or tolling arrangements, and/or merchant sales, depending on market conditions. We may also pursue third-party financing, tax equity, transferable credits, or other capital solutions, including structures intended to monetize available incentives.

While our near-term focus is on owning and operating projects, we may also evaluate strategic deployment of the Oxy-Combustion Cycle over time, including licensing, joint ventures, or other commercialization pathways, if and when market conditions support broader deployment.

Competition

Our competitors are other power generation technologies, including traditional baseload generation, advanced nuclear, geothermal, renewables, and other lower-carbon generation and decarbonization solutions. We believe our competitive strengths differentiate us from our competition globally, in part because we expect our solutions can achieve clean, reliable, and affordable power generation, while many alternatives only achieve two of these three factors. We also believe our Clean Gas Product can be deployed within this decade, unlike many other emerging clean firm power options.

Traditional Baseload Generation—According to the International Energy Agency (the "IEA"), natural gas, coal, oil, and large-scale nuclear comprised approximately 64% of global electricity consumption in 2024. These technologies are highly reliable, cost-effective, and dispatchable. However, with the exception of traditional large-scale nuclear, these generation types are carbon-intensive, and we expect them to be supplemented or replaced over time with lower carbon-intensity generation. Traditional natural gas power plants, while delivering lower carbon electricity than other fossil fuel feedstocks, are not viewed as a permanent solution by certain regulators, policymakers or power customers due to concerns related to climate change. Our solutions combine the reliability of natural gas with a pathway to materially reduce emissions through carbon capture and CO2 management.

Advanced Nuclear—There are several advanced nuclear reactor technologies that are in various stages of development. These technologies are designed to be clean, safe, and highly reliable. However, none have been demonstrated at commercial scale and many have not been licensed for commercial use in the U.S.. Regulatory pathways to permit and construct advanced nuclear reactors also entail substantial uncertainties with respect to cost and timing. We believe our Clean Gas Product can be deployed within this decade using commercially mature turbine technology and established regulatory pathways, which we expect provides a nearer-term path to clean, firm power generation relative to advanced nuclear alternatives.

Renewables—According to the IEA, approximately 32% of U.S. generation in 2024 was wind, solar, hydropower, and other sources of renewable power generation. Although these sources generate carbon-free power, wind and solar can be intermittent and non-dispatchable unless paired with long duration energy storage. Hydropower, while carbon-free, can be seasonal and subject to curtailment and has limited growth in the U.S., where most capable sources have already been developed. Additionally, because wind and solar are highly sensitive to weather, we believe they are too unreliable to support certain end-use cases, including applications that require extensive on-site, always-available power. Our solutions are intended to complement these sources by providing firm, dispatchable power with materially reduced carbon emissions, helping to meet the reliability needs that intermittent renewables may not consistently satisfy on their own.

Geothermal—Geothermal power leverages heat from the Earth's subsurface to generate clean, firm, and dispatchable electricity. Enhanced geothermal systems ("EGS") represent an emerging advancement that seeks to expand geothermal development beyond traditional hydrothermal resources by engineering subsurface reservoirs in a broader range of geologic settings. While geothermal power offers attractive attributes—including a small surface footprint, continuous output, and no direct carbon emissions—EGS technology remains in early stages of commercial development, with high upfront drilling costs, significant subsurface uncertainty, and limited demonstrated scalability at utility scale. We believe our Clean Gas Product can be deployed more rapidly and at greater scale than geothermal solutions currently available, while providing comparable reliability and firm capacity characteristics.

Partnerships

We engage in strategic partnerships to support our technology roadmap and project development efforts. Our near-term partnerships are focused on enabling the deployment of gas turbine power generation integrated with PCC. We also maintain partnerships related to the Oxy-Combustion Cycle that support preservation of the technology's value and potential future commercialization.

License Agreement with 8 Rivers

On August 7, 2014, we entered into a license agreement with 8 Rivers, pursuant to which 8 Rivers granted us perpetual, irrevocable, and worldwide rights under patents relating to the Oxy-Combustion Cycle (which was invented by 8 Rivers) for the generation of electricity using CO_2 as the primary working fluid. The license is exclusive in the field of utilizing any carbonaceous gas fuel other than those derived from certain solid fuel sources. 8 Rivers remains an investor in us.

License Agreement and Joint Development Agreement with Baker Hughes

On February 3, 2022, we entered into the Original JDA, which was amended and restated on December 13, 2022. Pursuant to this agreement, NPI was to develop sCO_2 turbo expanders for use in facilities implementing the Oxy-Combustion Cycle technology. These turbo expanders are intended to be compatible with our existing technology and are highly specialized. We and NPI formed a Joint Design Committee to provide oversight and support for program schedule, equipment design and performance.

In connection with the Original JDA, on February 3, 2022, Net Power entered into the BH License Agreement with NPT (the "BH License Agreement"), pursuant to which NPT and its affiliates will have limited exclusivity for manufacturing utility-scale turbo expanders and full exclusivity for industrial-scale units. We will own intellectual property developed by NPI related to the Oxy-Combustion Cycle technology, and NPI can only sell the jointly developed turbo expanders to our licensees.

In January 2026, we agreed to suspend the BHES JDA until March 31, 2026 (subject to further extension upon agreement from both parties) while Baker Hughes evaluates the proposed development and commercialization of industrial-scale plants utilizing the Oxy-Combustion Cycle.

OLCV Net Power, LLC Investment

OXY invested in Net Power in 2019 and provides expertise in the CO_2 value chain and construction of large facilities, like our La Porte Demonstration Facility. OXY is expected to play a key role in the development and commercialization of Project Permian. OXY is the lessor for the site for Project Permian near Midland, Texas.

Human Capital

As of January 31, 2026, we had 54 full-time employees and 12 contractors and on-site service employees. Our headquarters are located in Durham, North Carolina, and we maintain a second corporate office in Houston, Texas. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be positive.

Talent Acquisition and Retention

We support business growth by seeking to attract and retain highly talented employees. We use internal and external resources to recruit highly skilled candidates for open positions. We provide employees with compensation packages that may include various components, such as base salary, annual incentive bonuses, and long-term equity incentive awards. We also offer comprehensive employee benefits, such as life, disability, and health insurance, vision and dental insurance, paid time off, and a 401(k) plan with an employer

contribution. It is our intention to be an employer of choice in our industry by providing a market-competitive compensation and benefits package.

Training and Development

We believe in encouraging employees to become lifelong learners by providing ongoing learning and leadership training opportunities. While we strive to provide real-time recognition of employee performance, we have a formal annual review process designed to identify areas where training and development may be necessary or beneficial.

Diversity, Equity, Inclusion & Accessibility

We believe a diverse workforce is critical to our success. Our mission is to value differences in races, ethnicities, religions, nationalities, genders, ages, abilities, and sexual orientations as well as education, skill sets, and experience. We are focused on inclusive hiring practices, fair and equitable treatment, organizational flexibility and training and resources.

Government Regulations

Energy Regulatory Matters

Electric power sales and markets in the U.S. are subject to extensive regulation at both the federal and state levels. Accordingly, the La Porte Demonstration Facility, which is located within the Electric Reliability Council of Texas ("ERCOT"), and other Net Power plants that Net Power may own in the future located in ERCOT and other jurisdictions within the U.S., are subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future ability to comply with, existing or future energy regulations or requirements. Compliance with the requirements under these various regulatory regimes may cause the applicable company to incur significant costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility or the imposition of liens, fines, or civil or criminal liability.

State regulators also regulate the rates that retail utilities can charge and the terms under which they serve retail electric customers. Certain states also have authority to regulate mergers, acquisitions, financing, and securities issuances. State regulators may also review individual utilities' electricity supply requirements and have oversight over the ability of traditional regulated utilities to pass through to their ratepayers the costs associated with power purchases from independent generators. Federal regulatory filings and authorizations generally are required for generation projects in the U.S. that sell energy wholesale and are connected to the interstate transmission grid. Furthermore, even when a particular energy business entity is subject to federal energy regulation, state, and local approvals (such as siting and permitting approvals) are often required.

Federal Power Act

The Federal Power Act (the "FPA") provides the Federal Energy Regulatory Commission ("FERC") exclusive federal jurisdiction over the sale of electric energy at wholesale in interstate commerce and the transmission of electric energy in interstate commerce, including wholesale markets for electric energy, capacity, ancillary services, and transmission services. Section 205 of the FPA gives FERC jurisdiction and authority over, among other things, the rates, charges, and other terms for the sale of electric energy, capacity, and ancillary services at wholesale by public utilities (entities that own or operate projects subject to FERC jurisdiction) and for transmission services. These rates may be based on a cost-of-service approach or may be determined on a market basis through competitive bidding or negotiation. As a result, a public utility must obtain FERC approval of its rates and charges and must make the associated, required filings to maintain the granted authority. To obtain authority to make sales at market-based rates, the public utility must demonstrate to FERC that it does not possess market power, as defined by FERC. Net Power's La Porte Demonstration Facility, which is located within ERCOT, is not generally subject to FERC's rate-regulation authority under Section 205 of the FPA, but any future Net Power facilities located outside of ERCOT may be.

The FPA also provides FERC authority for the regulation of mergers, acquisitions, financings, and securities issuances involving entities subject to its jurisdiction. This jurisdiction may, for certain transactions, extend to entities and assets within ERCOT. Consequently, in certain cases, FERC approval may be required prior to entering into a transaction involving a public utility or for certain holding company transactions involving specified assets.

ISOs and RTOs

Generation projects also may be located in regions in which the bulk power transmission system and associated wholesale markets for electric energy, capacity, and ancillary services are administered by Independent System Operators ("ISOs") and Regional Transmission Organizations ("RTOs") that are subject to FERC jurisdiction and operate under FERC jurisdictional tariffs, including open access transmission tariffs, or, in the case of ERCOT, generation, and transmission tariffs and protocols that are regulated by the Public Utility Commission of Texas ("PUCT"). These RTOs and ISOs prescribe rules and protocols for the terms of participation in the wholesale energy and ancillary services markets (and for certain RTOs and ISOs, capacity markets). Many of these entities can impose rules, restrictions, and terms of service that are regulatory in nature and may have a material adverse effect on business. For example, ISOs and RTOs have developed bid-based locational pricing rules for the electric energy markets that they administer. In addition, most ISOs and RTOs have also developed bidding, scheduling, and market behavior rules, both to curb the potential exercise of market power by electricity generating companies and to ensure certain market functions and system reliability. These rules, restrictions, and terms of service could change over time and could materially adversely affect a power plant's ability to sell, and the price received for, energy, capacity, and ancillary services.

Energy Policy Act of 2005

Net Power and its projects may also be subject to the mandatory reliability standards of the North American Electric Reliability Corporation (the "NERC"). In 2005, the U.S. federal government enacted the Energy Policy Act of 2005, which supplemented the FPA to vest FERC with authority to ensure the reliability of the bulk electric system. Such authority mandated that FERC assume both oversight and enforcement roles. Pursuant to this mandate, FERC certified the NERC as the nation's Electric Reliability Organization ("ERO") to develop and enforce mandatory reliability standards and requirements to address medium- and long-term reliability concerns. The NERC reliability standards are a series of requirements that relate to maintaining the reliability of the North American bulk electric system and cover a wide variety of topics, including physical security and cyber-security of critical assets, information protocols, frequency and voltage standards, testing, documentation, and outage management. If generation and transmission owners and operators that are part of the bulk electric system fail to comply with these standards, they could be subject to sanctions, including substantial monetary penalties. NERC and FERC also delegate these responsibilities to regional entities, such as Texas Reliability, Inc., which enforce both NERC and regional reliability standards.

Public Utility Holding Company Act of 2005

The Public Utility Holding Company Act of 2005 ("PUHCA") provides FERC and state regulatory commissions with access to the books and records of public utility holding companies and other companies in public utility holding company systems. PUHCA also provides for the review of certain costs. Companies like Net Power that are holding companies under PUHCA solely with respect to one or more Exempt Wholesale

Generators ("EWGs") or Qualifying Facilities ("QFs") are generally exempt from requirements which give FERC access to books and records.

State Utility Regulation

While federal law provides the utility regulatory framework for our project subsidiaries' sales of electric energy, capacity, and ancillary services at wholesale in interstate commerce, there are also important areas in which traditional public utilities fall under state jurisdiction. For example, the regulated electric utility buyers of electricity from our projects are generally required to seek state public utility commission approval for the pass-through in retail rates of costs associated with power purchase agreements entered into with a wholesale seller or seek approval for the siting and construction of a new power plant. Certain states also regulate the acquisition, divestiture, and transfer of some wholesale power projects and financing activities by the owners of such projects. In addition, states and other local agencies require a variety of environmental and other permits.

Texas

The La Porte Demonstration Facility is located in ERCOT. ERCOT is a largely self-contained market on a standalone grid with only approximately 1,100 MW of transfer capability through direct-current, asynchronous ties with the Southwest Power Pool, and the Comision Federal de Electricidad in Mexico. Therefore, in ERCOT, the wholesale electricity market is, for most purposes, considered to be intrastate commerce, and so its rules, as well as the provision of transmission and distribution service in Texas, generally remain regulated by the PUCT.

The PUCT, with the help of ERCOT, regulates competitive market participants, including power generation companies (i.e., owners and operators of power plants that make sales into the wholesale electricity and ancillary services markets in ERCOT) and power marketers (i.e., entities that do not own power plants but make sales of electricity at wholesale). Such regulation includes oversight of operations (including imposing real-time telemetry and dispatch requirements, monitoring for market power abuses, and requiring emergency operations planning and weather preparedness), registration, reporting, and record-keeping requirements. The PUCT and ERCOT do not directly regulate wholesale or retail prices, except to monitor for potential market power abuses and anti-competitive behavior. The PUCT has authority to investigate and impose fines for violations of its enabling statute, the Public Utility Regulatory Act (Tex. Util. Code §§ 11.001-66.016), its rules (set out in Chapter 25 of Title 16 of the Texas Administrative Code), and of the ERCOT Protocols or other binding documents. Fines can be up to $25,000 per violation per day for most violations and up to $1,000,000 per violation per day for specific violations relating to weather-preparedness requirements.

Power generation companies also must seek pre-approval from the PUCT for proposed mergers, acquisitions, or other affiliations with other power generation companies in certain circumstances, pursuant to the Public Utilities Regulatory Act § 39.158.

The structure of the energy industry and its regulation in the U.S. is currently, and may continue to be, subject to change. We expect the laws and regulation applicable to our business and the energy industry generally to be in a state of transition for the foreseeable future. Changes in such laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

Environmental Matters

Power plant operations are required to comply with various environmental, health, and safety ("EHS") laws and regulations. For Net Power plants in which we have an ownership interest, these existing and future laws and regulations may affect existing and new projects, require us to obtain and maintain permits and approvals, undergo environmental review processes, and implement EHS programs and procedures to monitor and control risks associated with the siting, construction, operation, and decommissioning of regulated or permitted energy assets, all of which involve a significant investment of time and resources.

We also incur costs in the ordinary course of business to comply with these laws, regulations, and permit requirements. EHS laws and regulations frequently change, and may become more stringent or subject to more stringent interpretation or enforcement over time. Such changes in EHS laws and regulations, or the interpretation or enforcement thereof, could require us to incur materially higher costs, or cause a costly interruption of operations due to delays in obtaining new or amended permits.

The failure of our project operations to comply with EHS laws and regulations, as well as permit requirements, may result in administrative, civil, and criminal penalties, imposition of investigatory, cleanup, and site restoration costs and liens, denial or revocation of permits or other authorizations, and issuance of injunctions to limit, suspend, or cease operations.

In addition, claims by third parties for damages to persons or property, or for injunctive relief, have been brought in the past against owners and operators of projects similar to the projects we will own and operate, as a result of alleged EHS effects associated with such projects, and we expect such claims may be brought against us in the future.

Environmental Regulation

To construct and operate our projects, we are required to obtain from federal, state, and local governmental authorities a range of environmental permits and other approvals, including those described below. In addition to being subject to these regulatory requirements, we or similar projects have experienced and/or may experience significant opposition from third parties during the permit application process or in subsequent permit appeal proceedings.

- *Clean Water Act*. In some cases, our projects may be located near wetlands and we will be required to obtain permits under the federal Clean Water Act from the U.S. Army Corps of Engineers (the "Army Corps") for the discharge of dredged or fill material into waters of the U.S., including wetlands and streams. The Army Corps may also require us to mitigate any loss of wetland functions and values that accompanies our activities. In addition, we are required to obtain permits under the federal Clean Water Act for water discharges, such as storm water runoff associated with construction activities, and to follow a variety of best management practices to ensure that water quality is protected and effects are minimized.

- *Bureau of Land Management ("BLM") Right-of-Way Grants*. Our projects may be located, or partially located, on lands administered by the BLM. Therefore, we may be required to obtain and maintain BLM right-of-way grants for access to, or operations on, such lands. Obtaining and maintaining a grant requires that the project conduct environmental reviews (discussed below) and implement a plan of development and demonstrate compliance with the plan to protect the environment, including potentially expensive measures to protect biological, archaeological, and cultural resources encountered on the grant.

- *Environmental Reviews*. Our projects may be subject to federal, state, or local environmental reviews, including under the federal National Environmental Policy Act ("NEPA"), which requires federal agencies to evaluate the environmental effects of all major federal actions affecting the quality of the human environment. The granting of a land lease, a right-of-way grant, a federal permit, or similar authorization for a major pre-construction project, or the interconnection of a significant private project into a federal project, generally is considered a major federal action that requires review under NEPA. As part of the NEPA review, the federal agency considers a broad array of environmental effects, including effects on air quality, water quality, wildlife, historical and archaeological resources, geology, socioeconomics, aesthetics, and alternatives to the project. The NEPA review process, especially if it involves preparing a full Environmental Impact Statement, can be time-consuming and expensive. A federal agency may decide to deny a permit based on its environmental review under NEPA, though in most cases a project would be redesigned to reduce effects or we would agree to provide some form of mitigation to offset effects before a denial is issued. Such measures are often implemented to occur during the operational phase and may compromise or even require temporary cessation of operations

under certain conditions such as seasonal migrations. As noted above and discussed more fully below, our projects may be subject to similar environmental review requirements at the state and local level in jurisdictions with NEPA equivalents.

- *Threatened, Endangered and Protected Species*. Federal agencies considering the permit applications for our projects are required to consult with the U.S. Fish and Wildlife Service (the "USFWS") to consider the effect on potentially affected endangered and threatened species and their habitats under the federal Endangered Species Act and related statutes, which prohibit and impose stringent penalties for harming endangered or threatened species and their habitats. We may also be required to obtain permits from the USFWS and state agencies authorizing the incidental take of certain protected species. There is also increasing interest in nature-related matters beyond protected species, such as general biodiversity, which may similarly require us or our customers to incur costs or take other measures that may adversely impact our business or operations.

- *Historic Preservation*. State and federal agencies may be required to consider a project's effect on historical or archaeological and cultural resources under the federal National Historic Preservation Act or similar state laws and may require us to conduct archaeological surveys or take other measures to protect such resources. Among other things, the National Historic Preservation Act requires federal agencies to evaluate the effect of all federally funded or permitted projects on historic properties (buildings, archaeological sites, etc.) through a process known as Section 106 review. Ongoing monitoring, mitigation activities, or financial compensation may be required as a condition of conducting project operations.

- *Clean Air Act*. Certain project operations may be subject to federal, state, or local permit requirements under the Clean Air Act, which regulates the emission of air pollutants, including greenhouse gases. Federal and state regulators have developed, and continue to develop, stringent regulations governing emissions of air pollutants at specified sources. New facilities may be required to obtain permits before work can begin, and modified and existing facilities may be required to obtain additional permits.

- *Climate Change*. Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and may continue to be made at the international, national, regional, and state levels of government to monitor and limit emissions of greenhouse gases, with the reduction of greenhouse gases from the energy sector being a key focus. Under the Biden Administration, the U.S. rejoined the Paris Agreement treaty on climate change (the "Paris Agreement"), made a commitment under the Paris Agreement to cut U.S. greenhouse gas emissions by 50-52% from 2005 levels by 2030, and participated in the Global Methane Pledge, a pact that aims to reduce global methane emissions at least 30% below 2020 levels by 2030. At the 27th Conference of the Parties, the U.S. agreed, in conjunction with the European Union and a number of other partner countries, to develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. At the 28th Conference of the Parties, member countries agreed to the first "global stocktake," which calls on countries to contribute to global efforts, including a tripling of renewable energy capacity and doubling energy efficiency improvements by 2030, accelerating efforts towards the phase-down of unabated coal power, phasing out inefficient fossil fuel subsidies, and transitioning away from fossil fuels in energy systems. Most recently, at the 29th Conference of the Parties, 159 countries met and, among other things, agreed on rules to operationalize international carbon markets under Article 6 of the Paris Agreement. However, in January 2025, President Trump issued executive orders directing the immediate notice to the United Nations of the United States' withdrawal from the Paris Agreement and all other agreements made under the United Nations Framework Convention on Climate Change. In February 2026, the U.S. Environmental Protection Agency (EPA) formerly rescinded the 2010 Greenhouse Gas Endangerment Finding, the legal underpinning for federal regulation of greenhouse gas emissions, including previously proposed regulations of greenhouse gas emissions from fossil-fired power plants. At the same time, many state and local leaders have intensified or stated their intent to intensify efforts to support international climate commitments and treaties, in addition to considering or enacting laws requiring the disclosure

of climate-related information and developing programs that are aimed at reducing greenhouse gas emissions by means of cap and trade programs, carbon taxes or encouraging the use of renewable energy or alternative low-carbon fuels. While specific long-term climate change policies in the U.S. and abroad are uncertain, we are committed to a clean energy future and we believe our business is well-positioned to benefit from existing and future regulatory, policy, and particularly voluntary customer support for decarbonization. However, the adoption and implementation of any international, federal, or state legislation, regulations or other regulatory initiatives that requires reporting of greenhouse gases or otherwise restricts emissions of greenhouse gases from our equipment and operations could require us to incur increased operating costs. In addition, increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts, and other extreme climatic events. If any such effects were to occur, they could have an adverse effect on the construction and operation of our projects.

• *Underground Injection and Carbon Sequestration*. In certain cases, we may be responsible directly or via contract for the underground injection of CO_2 for long-term carbon sequestration. Such injection is regulated by the federal Safe Drinking Water Act and similar state laws, which ensure the quality of the nation's public drinking water through adoption of drinking water standards and the regulation of underground injection of fluids to protect drinking water sources. Such injection may require us or our partners to secure permits for the injection activity, which may be costly, time-consuming, and subject to opposition by third parties. Additionally, for long-term carbon sequestration, we or our partners will need to control the underground pore-space where carbon is to be stored, which will require legally securing the necessary real property rights for such storage. In some states and other jurisdictions, the legal requirements for pore-space ownership are unsettled and evolving, and there may be conflicts between mineral owners and landowners as to who has the right to use pore-space. If one of our projects is proposed in a jurisdiction with unsettled law, that could have an adverse effect on our ability to operate the project or to properly sequester carbon and may give rise to future liability regarding the sequestered carbon.

• *Health and Safety*. We are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees in the workplace. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the Comprehensive Environmental Response, Compensation and Liability Act, and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in the construction, operation, and maintenance of our projects.

• *Local Regulations*. Our project operations are subject to local environmental and land use requirements, including county and municipal land use, zoning, building, water use, and transportation requirements. Permitting at the local municipal or county level often consists of obtaining a special use or conditional use permit under a land use ordinance or code, or, in some cases, rezoning in connection with the project. Obtaining or maintaining a permit often requires us to demonstrate that the project will conform to development standards specified under the ordinance so that the project is compatible with existing land uses and protects natural and human environments. Local or state regulatory agencies may require modeling, testing, and, where applicable, ongoing mitigation of sound levels, radar, and other microwave interference, or shadow flicker in connection with the permitting and approval process. Local or state agencies also may require decommissioning plans and the establishment of financial assurance mechanisms for carrying out the decommissioning plan.

• *Other State and Local Programs*. In addition to the federal requirements discussed above, our current projects, and any future projects, are subject to a variety of state environmental review and permitting requirements. Many states where our projects are or may be located have laws that require state agencies to evaluate a broad array of environmental effects before granting state permits. The state environmental review process often resembles the federal NEPA process and may be more stringent

than the federal review. Our projects also often require state law-based permits in addition to federal permits. State agencies evaluate similar issues as federal agencies, including a project's effect on wildlife, historic sites, aesthetics, wetlands and water resources, agricultural operations, and scenic areas. States may impose different or additional monitoring or mitigation requirements than federal agencies.

Additional approvals may also be required for specific aspects of a project, such as a stream or wetland crossing, effects to designated significant wildlife habitats, storm water management, and highway department authorizations for oversize loads and state road closings during construction. Permitting requirements related to transmission lines may be required in certain cases.

Finally, to the extent a project is located on Native American lands, such projects may be subject to a variety of environmental permitting and review requirements that are similar to, and potentially more stringent than, those arising under equivalent federal, state, and local laws, including those relating to the protection of cultural, historic, and religious resources.

Management, Disposal, and Remediation of Hazardous Substances

Real property that we own or lease for our projects may be subject to federal, state, and local requirements regarding the storage, use, transportation, and disposal of petroleum products and toxic or hazardous substances, including spill prevention, control, and counter-measure requirements. Project properties and materials stored or disposed thereon may be subject to the federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation, and Liability Act, and analogous state laws. If our owned or leased properties are contaminated, whether during or prior to our ownership or operation, we could be responsible for the costs of investigation and cleanup and for any related liabilities, including claims for damage to property, persons, or natural resources. That responsibility may arise even if we were not at fault and did not cause or were not aware of the contamination. In addition, the waste we generate is at times sent to third-party disposal facilities. If those facilities become contaminated, we and any other persons who arranged for the disposal or treatment of hazardous substances at those sites may be jointly and severally responsible for the costs of investigation and remediation as well as for any claims for damage to third parties, their property, or natural resources. We may incur significant costs in the future if we become responsible for the investigation or remediation of hazardous substances at our owned or leased properties or at third-party disposal facilities.

Government Incentives

U.S. federal, state, and local governments and utilities have established various incentives to support the development of emissions reductions technologies. Set forth below is a summary of various programs and incentives that we expect will apply to our business.

Tax Credits

45Q Tax Credit. The 45Q federal tax credit, first enacted in 2008 as a part of the Energy Improvement and Extension Act, provides an incentive to capture CO_2. This credit initially provided $20/metric ton for carbon sequestration and $10/metric ton for EOR. Following the passage of the Inflation Reduction Act ("IRA") in August 2022, these tax credits increased for both permanent geological carbon sequestration and EOR to up to $85/metric ton and $60/metric ton, respectively. These tax credits can be monetized through a fully refundable direct payment or transferred to a third-party in exchange for cash payment. The deadline to commence construction is January 1, 2033 to qualify for the tax credit, and eligible facilities like Net Power plants can claim the tax credit for up to 12 years.

In July 2025, the One Big Beautiful Bill Act (the "OBBBA") amended 45Q to give parity in credit value for CO_2 sequestered via enhanced oil recovery (EOR), allowing such projects to claim the full $85 per metric ton value. In September 2025, the U.S. EPA proposed regulations to permanently remove the Greenhouse Gas Reporting Program ("GHGRP"), a reporting and public transparency platform collecting and publishing

emissions from U.S. industry, including geologic sequestration of CO_2. Importantly, to claim the 45Q tax credit for permanent sequestration in saline aquifers, taxpayers must report and verify sequestration via the GHGRP, specifically under RR of 40 CFR part 98 (subpart RR). To claim 45Q credits for permanent sequestration of CO_2 using EOR, taxpayers may rely on alternative compliance methods recognized by the U.S. Department of Treasury, specifically the International Standards Organization (ISO) standard for EOR. Seeing the potential challenge in claiming the 45Q credit without the GHGRP, in February 2026, the U.S Department of Treasury issued notice 2026-1, providing a short-term safe harbor for non-EOR projects potentially unable to report under subpart RR. As of March 1, 2026, the U.S. EPA had not formally taken action to remove the GHGRP. Removal of the GHGRP without further legislative or regulatory action may challenge the long-term ability to claim 45Q, though projects sequestering CO_2 via EOR have a clear legal pathway even under the current uncertainty.

Future changes, both positive and negative, and possible for 45Q in the current and future Congresses. While 45Q remains stable policy as of March 2026, the full impact of these actions and next steps remains uncertain at this time.

Grants and Government Funding

U.S. Department of Energy. The DOE oversees U.S. national energy policy, funds large infrastructure projects, and administers research funding across the industry. DOE's Title XVII Section 1706 authority operates as Energy Dominance Financing ("EDF"), enacted in the One Big Beautiful Bill Act ("OBBBA") and administered by DOE's Office of Energy Dominance Financing (formerly the Loan Programs Office). EDF authorizes DOE to guarantee up to $250 billion in principle through September 30, 2028 for an expanded set of energy infrastructure projects, including projects that increase capacity/output at operating infrastructure, support grid reliability and system adequacy, and encompass activities needed for energy and critical minerals. OBBBA also removed the prior statutory emissions-control requirement for fossil-generation projects and provided $1 billion (available through September 30, 2028) to carry out Section 1706 activities.

Available Information

Our website address is www.netpower.com. We use our website as a routine channel for distribution of information that may be material to investors, including news releases, financial information, presentations and corporate governance information. Information contained or connected to our website is not incorporated by reference in this Annual Report on Form 10-K unless expressly noted. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Additionally, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at www.sec.gov.

Item 1A. Risk Factors

The section below discusses the most significant risk factors that may materially adversely affect our business, results of operations and financial condition.

Risks Related to Our Business and Our Industry

We have incurred significant losses since inception, we anticipate that we will continue to incur losses in the future, and we may not be able to achieve or maintain profitability.

Net Power has historically incurred significant losses and experienced negative cash flows since inception, including net losses of $578.6 million for the year ended December 31, 2025 and $49.2 million for the year ended December 31, 2024. We have not generated any material revenue, but we have substantial overhead

expenses. We do not expect to generate meaningful revenue unless and until we are able to complete our first commercial plant deployment, and we may not be able to accomplish this milestone on our anticipated timetable, if at all. We have not yet commercialized our products and may never do so successfully, and, as a result, it is difficult for us to predict our future operating results. Our losses may be larger than anticipated, and we may not achieve profitability according to our expected timeline or at all; even if we do, we may not be able to maintain or increase profitability.

Although we expect our operating expenses to decrease over the next several years as compared to prior years as a result of the suspension of testing efforts at our La Porte Demonstration Facility and the change in the focus of our business to PCC, we still expect our operating expenses to significantly outpace our revenue in the short term. Any failure to increase our revenue sufficiently over time to keep pace with our expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flows or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business and financial condition.

We recently broadened the scope of our business, and we may not be able to successfully execute on our broadened business strategy in a cost-effective manner. If we fail to execute on our broadened business strategy, for whatever reason, it could materially and adversely affect our business and results of operations.

In response to recent adverse events that ultimately resulted in the Company recognizing an impairment loss, we broadened the scope of our business to also include the generation of power using more standard simple cycle and combined cycle natural gas turbines in combination with PCC technology as a means of capturing the CO_2 generated by those turbines. If we are unable to successfully execute on our broadened business strategy, which includes, among other things, developing additional technologies and generating customer interest in any resulting products, our business and results of operations could be adversely affected.

The commercial viability of our power plants is dependent upon the willingness of our customers to pay a premium for clean energy as compared to the price paid for unabated natural gas-fueled power.

Our business is focused on the development and construction of natural gas-fueled power plants coupled with carbon capture technology. In order to justify the cost of including carbon capture technology in our projects, our customers must be willing to pay a premium for clean power as compared to the prevailing price of unabated natural gas-fueled power in the same market.

The Department of Energy has recently removed groups focused on energy efficiency, renewable energy, and reducing carbon emissions from its organizational structure, which is consistent with the overall de-emphasis of clean energy production by the Trump administration. Reduced federal regulatory support for clean energy may result in reduced demand, which will impact the prices at which customers are willing to pay for clean energy. To the extent that customers are unwilling to pay a premium for clean energy, the cost to include carbon capture technology in our power plants may not be justified, which could adversely affect our business and results of operations.

We intend to license from Entropy its PCC technology to integrate into our power plants to reduce CO_2 emissions. To the extent we are unable to finalize agreements with Entropy for the licensing of such PCC technology, our business and results of operation will be adversely impacted.

We have entered into a letter of intent with Entropy to license its PCC technology and jointly develop and commercialize our Clean Gas Product. To the extent that we are unable to successfully negotiate and enter into definitive agreements that provide for such license and joint development arrangements, we will not be able to integrate Entropy's PCC technology into our proposed Clean Gas Product and our plants that we currently expect to include such technology. Additionally, even if we enter into definitive agreements with Entropy, there is no guarantee that we will be able to successfully commercialize the Clean Gas Product. Any such failure will adversely affect our business and our results of operations.

We and our partners may be unable to adequately control or accurately predict the costs associated with the development of our projects.

We will require significant capital to develop and grow our business, and we expect to incur significant expenses, including those relating to Project Permian, the development of additional projects, research and development, production, sales, maintenance and service, and building the Net Power brand. Our largest costs prior to project deployment are expected to be equipment and construction costs. Our current estimates of the costs associated with development and commercialization could prove inaccurate, and that could impact the cost of our projects, our ability to obtain adequate funding at terms acceptable to us (or at all), and our business overall. If we are unable to efficiently design, develop, commercialize, market, and deploy our projects in a cost-effective manner, our margins, profitability and prospects would be materially and adversely affected.

We may be unable to manage our future growth effectively, and such inability could make it difficult to execute our business strategy.

If our operations grow as planned, we may need to expand our sales and marketing, research and development, and supply and manufacturing functions, and there is no guarantee that we will be able to scale the business as planned. We have relied heavily on key partnerships to date, and there is no guarantee that we will be able to maintain these relationships or find additional suitable partners in the future. As such, we may have difficulty commercializing our technology or broadening our internal capabilities.

Any failure to effectively incorporate updates to the design, construction and operations of power plants to ensure cost competitiveness could reduce the marketability of these plants and has the potential to impact deployment schedules. Updating the design, construction and operations of such power plants will be necessary to ensure their competitiveness and attractiveness in the market, particularly in the U.S., where the price of power is generally lower than in other countries. If we are not able to achieve and maintain cost competitiveness in the U.S. or elsewhere, our business could be materially and adversely affected.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and delays in production and launches. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

The projects we are developing will rely on complex machinery for their operation, and deployment involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Our power plant projects, including the PCC technology that we intend to license from Entropy, will rely heavily on complex machinery and involves a significant degree of uncertainty and risk in terms of operational performance and costs. These manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, and such repairs and spare parts may not be available when needed. If there are delays in the development and manufacturing of plant components by our partners or third-party suppliers, it may adversely impact our business and financial condition.

Unexpected malfunctions of the plant components may significantly affect our intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, including, but not limited to, scarcity of natural resources, supply chain issues, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, war, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays, and unanticipated fluctuations in production, environmental damage, administrative

fines, increased insurance costs, and potential legal liabilities, all which could have a material and adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

If we, our partners or our third-party suppliers experience any delays in the development and manufacturing of key components of our power plants, our business and financial condition may be adversely impacted.

We have previously experienced, and it is possible that we may experience in the future, delays and other complications from our partners and third-party suppliers in the development and manufacturing of key components of our power plants. Any disruption or delay in the development or supply of such components and technology could result in the delay or other complication in the design, manufacture, production, and delivery of our projects. If delays like this recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing activities, supply of components from third parties or design and safety, we could experience issues or delays in commencing or sustaining our commercial operations.

If we encounter difficulties in scaling our production and delivery capabilities or if our power plants fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, reputation, and financial condition could be materially and adversely impacted.

We and our partners may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are higher than anticipated, and such inability or increased costs could delay the deployment of our power plants and negatively impact our business.

We and our partners rely on third-party suppliers for components and materials used to develop our power plants. Any disruption or delay in the supply of components or materials by our key third-party suppliers or pricing volatility of such components or materials could temporarily disrupt production of our components or materials until an alternative supplier is able to supply the required material. In such circumstances, we may experience prolonged delays, which may materially and adversely affect our results of operations, financial condition, and prospects.

We may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us. Our business depends on the continued supply to us of certain proprietary materials. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials or components would increase our operating costs, which could materially impact our financial condition.

Currency fluctuations, inflation, trade barriers, extreme weather (which may be influenced by climate change), war, tariffs, pandemics, or shortages and other general economic or political conditions may limit our ability to obtain key components or significantly increase freight charges, raw material costs and other expenses associated with our business, and such increased costs could materially and adversely affect our results of operations, financial condition and prospects.

Our commercialization strategy relies heavily on our relationship with certain strategic investors and partners, who may have interests that diverge from ours and who may not be easily replaced if our relationships terminate, and any such divergent interests or inability to replace could adversely impact our business and financial condition.

We are, and for a period of time will be, substantially reliant on our relationship with OXY. Entropy and other strategic investors and strategic partners to develop and commercialize the our power plants. OXY, Entropy and other strategic partners may have interests that diverge from our interests, and that may hinder our ability to successfully develop and commercialize our power plants. If we lose our agreements with strategic partners, we may need to find new contractors who may have less experience designing and building power plants and complex machinery. The loss of any such relationships, if not adequately replaced, could substantially hinder or prevent our ability to commercialize our technology and adversely affect our business, financial condition and future prospects.

We may pursue the development of Net Power plants through joint ventures, which may lead to disagreements with our joint venture partners and adversely affect our interest in the joint ventures.

We may seek to enter into joint ventures to fund the construction and development of Net Power plants and other endeavors related to Net Power plants. Joint venture arrangements may restrict our operational and financial flexibility. Moreover, joint venture arrangements involve various risks and uncertainties, such as committing us to fund operating and/or capital expenditures, the timing and amount of which we may have little or partial control over, and our joint venture partners may not satisfy their obligations to the joint venture.

Lack of availability or increased costs of component raw materials may affect manufacturing processes for plant equipment and increase our overall costs.

Recent global supply chain disruptions have increasingly affected both the availability and cost of raw materials, component manufacturing and deliveries. These disruptions have resulted in, and may continue to result in, delays in equipment deliveries and cost escalations that adversely impact our ability to develop and commercialize our Clean Gas Product and, to the extent we continue to advance it, the Oxy-Combustion Cycle technology.

Our proposed power plants will be reliant on certain supply, including natural gas, and the profitability of our power plants will be dependent on the price of such supply. The increased cost of natural gas and other raw materials, in isolation or relative to other energy sources, may adversely affect the potential profitability and cost effectiveness of our power plants.

We intend to use natural gas as the fuel source for our power plants. Accordingly, the prices we eventually charge to customers for power will likely be tied to the prevailing market prices of natural gas. Historically, the price of natural gas has been volatile, and this volatility may continue to increase in the future. Factors that may cause volatility in the prices of natural gas include, among others, (i) changes in supply and availability of natural gas; (ii) governmental regulations; (iii) inventory levels; (iv) consumer demand; (v) price and availability of alternatives; (vi) weather conditions; (vii) negative publicity about natural gas; (viii) production or transportation techniques and methods; (ix) macro-economic environmental and political conditions; (x) transportation costs; and (xi) the price of foreign imports, including volatility due to tariffs and other trade-related disputes. We expect that natural gas prices will remain volatile for the near future because of these and other factors. High natural gas prices in isolation or relative to other energy sources are likely to adversely affect the demand for our power plants and our potential profitability and cost effectiveness. The prices we receive for power depend on numerous factors beyond our control, including, but not limited to, the following:

- changes in global supply of, and demand for, natural gas;

- worldwide and regional economic conditions impacting the global supply and demand for natural gas;

- social unrest, political instability or armed conflict in major natural gas producing regions outside the U.S., such as the conflicts between Ukraine and Russia and in the Middle East, and acts of terrorism or sabotage;

- the ability and willingness of the Organization of the Petroleum Exporting Countries and allied producers (known as OPEC+) to agree and maintain oil price and production controls;

- the price and quantity of imports of foreign natural gas;

- governmental, scientific, and public concern over the threat of climate change arising from greenhouse gas emissions;

- the level of global natural gas exploration and production;

- the level of global natural gas inventories;

- localized supply and demand fundamentals of regional, domestic and international transportation availability;

- weather conditions, natural disasters and seasonal trends;

- domestic and foreign governmental regulations, including embargoes, sanctions, tariffs and environmental regulations;

- speculation as to the future price of natural gas and the speculative trading of natural gas futures contracts;

- technological advances affecting energy consumption;

- increasing scrutiny of environmental, social and governance ("ESG") matters; and

- the price, availability and use of alternative fuels and energy sources.

Manufacturing and transportation of key equipment may be dependent on open global supply chains. Supply chain issues could negatively impact deployment schedules.

Our customers and the projects they develop will be reliant on equipment supplied by a core group of key global suppliers. Global supply chain disruptions have affected, and may continue to affect, both the availability and cost of raw materials, component manufacturing and deliveries. These disruptions may result in delays in equipment deliveries and cost escalations that could adversely affect our business. While we expect to take steps to minimize the impact of these increased costs by working closely with our suppliers and customers, global supply chain disruption may deteriorate and such disruption compounded by increasing inflation could adversely affect our business, financial condition, results of operations and cash flows. Moreover, any material disruption in the supply chain could delay our commercialization efforts, potentially causing us to delay the construction of our commercial plants later than expected.

Manufacturing and construction issues not identified prior to design finalization, long-lead procurement and/or module fabrication could potentially be realized during production, fabrication or construction and may impact plant deployment cost and schedule, and such impact could adversely impact our business.

The design of our power plants is actively managed through design reviews, prototyping, involvement of external partners and application of industry lessons, but we could still fail to identify latent manufacturing and construction issues early enough to avoid negative effects on production, fabrication, construction or ultimate performance of our technology or plants. Where these issues arise at such later stages of deployment, plant deployment could be subject to greater costs or be significantly delayed, and such delay could materially and adversely affect our business.

Our future facilities and operations could be damaged or otherwise adversely affected as a result of natural disasters and other catastrophic events, and such adverse effects would negatively impact our ability to develop key process equipment and technologies within our anticipated timeline and budget.

Natural disasters or other catastrophic events may cause damage or disruption to our operations and the global economy and, thus, could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters (including those associated with climate change, such as floods, droughts, and severe storms), fire, power shortages, civil unrest, war, pandemics, acts of terrorism, and other events beyond our control. While we maintain crisis management and disaster response plans, natural disasters, and other events could also make it difficult or impossible for us to continue operations and could decrease demand for our platform.

We may not be able to accurately estimate the future demand for our power plants, and such inability could result in a variety of inefficiencies in our business and could hinder our ability to generate revenue. If we fail

to accurately predict market demand, we could incur additional costs or experience delays, adversely impacting our business and financial condition.

Our business requires us to estimate future market demand for electricity and we may be adversely affected to the extent that we overestimate or underestimate such demand.

Our future success hinges on the power generated by our plants and the volume of such power we are able to sell and at what price. As such, our profitability with respect to our power plants will likely depend entirely on the demand for the power produced. Thus, it is imperative that we accurately estimate the demand for such power. However, there is no guarantee that our current estimates, or any future estimates, will prove accurate, especially if competitors develop similar technology and compete for customers or if the general landscape of the natural gas industry shifts in an unfavorable direction. If we cannot accurately estimate future demand for power, our business and financial condition could be materially adversely impacted.

Our ability to market our power plants depends on numerous factors beyond our control, the effect of which cannot be accurately predicted or anticipated. Some of these factors include, without limitation, the availability of domestic and foreign natural gas production, the marketing of competitive fuels, the proximity and capacity of pipelines, fluctuations in supply and demand, the availability of a ready market, the effect of U.S. federal and state regulation of production, refining, transportation and sales and general national and worldwide economic conditions.

We are highly dependent on our senior management team, key employees and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy and our ability to compete may be harmed.

Our success depends, in significant part, on continuing to attract and retain highly qualified talent, retaining the services of our senior management team and our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including, but not limited to, engineers, manufacturing and quality assurance, finance, marketing, and sales personnel. Our senior management team has extensive experience in the energy and manufacturing industries, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team for any reason, including resignation or retirement, could impair our ability to execute our business strategy and could have a material adverse effect on our business and financial condition if we are unable to successfully attract and retain qualified and highly skilled replacement personnel with experience necessary to fill the applicable senior management position or positions.

Conflicts of interest may arise because several directors on the Board were designated by the Principal Legacy Net Power Holders and Sponsor.

Representatives or affiliates of OXY, Constellation, and Sponsor designated director nominees for election to the Board pursuant to the Stockholders' Agreement. As a result of these designation rights and the resulting relationships between the Principal Legacy Net Power Holders and Sponsor and their respective director nominees on the Board, conflicts may arise in the future with the Principal Legacy Net Power Holders and Sponsor where their independent business interests are inconsistent with the Board's and our stockholders' interests.

Further, disagreements or disputes with the Principal Legacy Net Power Holders and Sponsor could result in litigation, resulting in an increase of expenses incurred and potentially limiting the time and effort our officers and directors are able to devote to the remaining aspects of our business, all of which could have a material adverse effect on our business, financial condition and results of operations.

Despite implementing and maintaining industry standard security measures and controls, the website, systems, and data we maintain may be subject to intentional disruption, other security incidents or alleged

violations of laws, regulations or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We and our service providers face threats from a variety of sources, including attacks on our networks and systems from numerous sources, including traditional "hackers," sophisticated nation-state and nation-state supported actors, other sources of malicious code (such as viruses and worms) and phishing attempts. We and our service providers could be a target of cyberattacks or other malfeasance designed to impede the performance of our software and services, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause interruptions to our services. Our software, platforms and system, and those of our service providers, may also suffer security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by our employees or service providers. With the increase in personnel working remotely, we and our service providers are at increased risk for security breaches. Due to the significant military action against Ukraine launched by Russia, the risk of such cyberattacks, malfeasance, security breaches, misappropriations and interruptions has increased. The conditions caused by the Russian invasion of Ukraine could also result in disruption or other security incidents for our service providers.

We have taken and are taking steps to monitor and enhance the security of our software and services, cloud platform and other relevant systems, information technology infrastructure, networks and data. Furthermore, our Board schedules periodic discussions with management regarding significant risk exposures, including risks related to data privacy and cybersecurity, and assists in taking steps to mitigate the risk of cyberattacks on us. However, these actions cannot be guaranteed to fully safeguard our software and services, our cloud platform or any systems, IT infrastructure networks or data upon which we rely. We may be targeted for cyberattacks and other security incidents. A breach in our data security or an attack against our service availability, or that of our third-party service providers, could impact our networks or networks secured by our software and services, creating system disruptions or slowdowns and exploiting security vulnerabilities of our software and services, and the information stored on our networks or those of our third-party service providers could be accessed, publicly disclosed, altered, lost or stolen, possibly subjecting us to liability and causing us financial harm. If an actual or perceived disruption in the availability of our software and services or a breach of our security measures or those of our service providers occurs, it could adversely affect the market perception of our software and services, result in a loss of competitive advantage, have a negative impact on our reputation, result in the loss of customers, channel partners and sales and expose us to the loss or alteration of information, to litigation, to regulatory actions and investigations and to possible liability. Any such actual or perceived security breach, attack or disruption could also divert the efforts of our technical and management personnel. We also may incur significant costs and operational consequences of investigating, remediating, eliminating and putting in place additional tools and devices designed to prevent actual or perceived security incidents as well as the costs to comply with any notification obligations resulting from any security incidents. In addition, any such actual or perceived security breach could impair our ability to operate our business and to provide software and services to our customers. If this happens, our reputation could be harmed, our revenues could decline and our business could suffer.

We have incurred and may in the future incur losses due to an impairment in the carrying value of our long-lived assets.

In September 2025, we determined that a triggering event had occurred requiring an impairment assessment of our Developed Technology Asset Group, which resulted in the recognition of an impairment loss of $1,095.8 million for the year ended December 31, 2025.

This impairment loss is a reflection of the current market for the Oxy-Combustion Cycle that has resulted from information gathered by management regarding the projected cost of such technology and the ability of such technology to compete with other prevailing energy technologies on both a cost and efficiency basis. Any impairment determinations involve significant assumptions and judgments. If actual results are not consistent with our assumptions and estimates, or our assumptions and estimates change due to new information, we may

be exposed to additional impairment charges in future periods, which could adversely affect the Company's business and financial results.

Risks Related to Our Market

The commercial viability of our power plants is dependent upon the willingness of our customers to pay a premium for clean energy as compared to the price paid for unabated natural gas-fueled power.

Our business is focused on the development and construction of natural gas-fueled power plants coupled with carbon capture technology. In order to justify the cost of including carbon capture technology in our projects, our customers must be willing to pay a premium for clean power as compared to the prevailing price of unabated natural gas-fueled power in the same market.

To the extent that customers are unwilling to pay a premium for clean energy, the cost to include carbon capture technology in our power plants may not be justified, which could adversely affect our business and results of operations.

The market for power plants implementing PCC technology is not yet established, and there is limited infrastructure to efficiently transport and store carbon dioxide. If the market for power plants implementing PCC technology does not achieve the growth potential we expect or if it grows more slowly than expected, it could materially and adversely affect our business.

We expect Project Permian to be the first standalone natural gas on-demand ultra-low emissions energy solution, and, as such, the market for our power plants has not yet been established. In addition, there is limited infrastructure to efficiently transport and store carbon dioxide, and such limited infrastructure may limit the deployment of PCC technology. Our estimates for the total addressable market are based on a number of internal and third-party estimates, including the number of potential customers that have expressed interest in our power plants, assumed prices and production costs for our plants, our ability to leverage our current logistical and operational processes and general market conditions. However, our assumptions and the data underlying our estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our plants, as well as the expected growth rate for the total addressable market for our plants, may prove to be incorrect, which could materially and adversely affect our business.

The energy market continues to evolve and is highly competitive, so we may not be successful in competing in this industry or in establishing and maintaining confidence in our long-term business prospects among current partners, future partners and customers. The development and adoption of competing technology could materially and adversely affect the market for our technology.

We operate in the highly competitive area of clean energy production with a substantial number of other companies, including combined cycle power plant assets with post-combustion capture, renewables with long-duration storage and SMRs. We face intense competition from independent, technology-driven companies in each of the following areas:

- acquiring desirable properties or leases for developing plants;

- marketing our power plants;

- integrating new technologies; and

- acquiring the equipment, personnel and expertise necessary to develop and operate our power plants.

Many of our competitors have financial, managerial, technological, and other resources that are substantially greater than ours. Many of our competitors may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to compete effectively in the future will depend upon

our ability to successfully conduct operations, attract qualified employees, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Risks Related to Government Regulation

Our business relies on the deployment of power plants that are subject to a wide variety of extensive and evolving government laws and regulations, including environmental laws and regulations. Changes in and/ or failure to comply with such laws and regulations could have a material adverse effect on our business.

Regulatory risk factors associated with our business include:

- our ability to obtain applicable permits, approvals, licenses or certifications from regulatory agencies;

- our ability to obtain regulatory approval for a site boundary emergency planning zone defined in such a fashion as will benefit the majority of U.S.-based customers;

- regulatory delays, delays imposed as a result of regulatory inspections and changing regulatory requirements may cause a delay in our ability to fulfill our orders or may cause planned plants to not be completed at all, many of which may be out of our control, including changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule plant construction, any of which could have an adverse impact on our business and financial condition;

- regulatory, availability and other challenges may delay our progress in establishing the number of plant sites we require for our targeted build rate, and such challenges could have an adverse effect on our ability to grow our business; and

- challenges as a result of regulatory processes or our inability to secure the necessary permissions to establish plant sites could delay our ability to achieve commercial operations and could adversely affect our business.

Any of these risk factors could have a material adverse effect on our business.

We must obtain regulatory approvals and permits before we construct power plants, and approvals may be denied or delayed.

The lead time to build a natural gas power facility is long and requires site licensing and approvals from applicable regulatory agencies before a plant can be constructed. The regulatory framework to obtain approvals is complex and varies from market to market, and regulators' lack of familiarity with our technology may prolong this process, alongside any potential objections or adverse public reaction to the construction of a natural gas power plant. Any delays or inabilities to secure necessary permits experienced by our customers in siting a power plant using our products and services could materially and adversely affect our business.

Changes in laws and regulations and electric market rules and protocols regarding the requirements for interconnection to the electric transmission grid and the commercial operation of our power generation projects could affect the cost, timing, and economic results of conducting our operations.

Our operations will be subject to governmental and electric grid regulations in virtually all aspects, including the amount and timing of electricity generation, the performance of scheduled maintenance and compliance with power grid control and dispatch directives as well as environmental protection regulations. There can be no assurance that these regulations will not change in the future in a manner that could adversely affect our business.

We may encounter substantial delays in the design, manufacture, regulatory approval and launch of power plants, and that could prevent us from commercializing and deploying our power plants on a timely basis, if at all.

Any delay in the design, manufacture, regulatory approval and launch of power plants could adversely affect our business because it could delay our ability to generate revenue and could adversely affect the development of customer relationships. Additionally, we may encounter delays in obtaining the necessary regulatory approvals or delays in commercializing our power plants, including delays in entering into agreements for the supply of component parts and manufacturing tools and supplies. Delays in the launching of our power plants would materially and adversely affect our business, prospects, financial condition, and operating results.

We are subject to environmental, health, and safety laws and to regulations including, if applicable, remediation matters that could adversely affect our business, results of operation and reputation.

Our operations and properties are subject to a variety of federal, state, local, and foreign environmental, health and safety laws, and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. Compliance with environmental requirements could require us to incur significant expenditures or could result in significant restrictions on our operations. The failure to comply with such laws and regulations, including failing to obtain any necessary permits, could result in substantial fines or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring us to conduct or to fund remedial or corrective measures, to install pollution control equipment or to perform other actions. More vigorous enforcement by regulatory agencies, future enactment of more stringent laws, regulations or permit requirements, including those relating to climate change, or other unanticipated events may arise in the future and may adversely impact the market for our products, and such unanticipated events could materially and adversely affect our business, financial condition and results of operations.

Transition risks related to climate change, including negative shifts in investor, regulator, and broader public sentiment with respect to fossil fuels, could have a material and adverse effects on us.

Increasing attention from governmental and regulatory bodies, investors, consumers, industry, and other stakeholders on combating climate change, together with changes in consumer and industrial/commercial behavior, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary climate-related disclosures, preferences and attitudes with respect to the generation and consumption of energy, the use of hydrocarbons, and the use of products manufactured with, or powered by, hydrocarbons, may result in the enactment of climate change-related regulations, policies, and initiatives (at the government, regulator, corporate, and/or investor community levels), including alternative energy requirements, new fuel consumption standards, energy conservation and emissions reductions, measures and responsible energy development; technological advances with respect to the generation, transmission, storage, and consumption of energy (including advances in wind, solar, and hydrogen power, as well as battery technology); increased availability of, and increased demand from consumers and industry for, energy sources other hydrocarbons (including wind, solar, nuclear, and geothermal sources as well as electric vehicles); and development of, and increased demand from consumers and industry for, products that enable lower emissions (such as carbon capture technology). While we believe that natural gas, and particularly natural gas used to produce ultra-low emissions energy, is an integral part of the global energy transition, these developments may in the future adversely affect the business of our customers and the demand for our product while supporting the development of competing technologies and energy sources. We may not be able to respond to competitive pressures or implement new technologies on a timely basis or at an acceptable cost. Additionally, customers may not pursue electricity purchases from CCS projects sequestering CO_2 via EOR. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition, or results of operations could be materially and adversely affected. See also "— *We may be subject to new, stricter measures and/or regulatory requirements for the mitigation or reduction of greenhouse gas emissions that*

could require radical changes to development models" for a discussion of how climate change-related regulations and policies may have adverse affects on our business.

Our future prospects are also dependent upon a certain level of public support for natural gas. There is still substantial opposition to natural gas due to its association with greenhouse gas emissions as well as other factors such as hydraulic fracturing ("fracking"), its non-renewability, and its reliance on high energy and water inputs. There is a significant coalition of people advocating against the use of natural gas for power generation and instead advocating for nuclear energy or renewable energy sources such as solar and wind energy. There is no guarantee that the existence or adoption of post-combustion carbon capture or Oxy-Combustion Cycle technology will be able to positively influence public sentiment toward gas-fired electricity generation. Any adverse public reaction to our business or the business of our customers or business partners, including any high-profile incident involving fracking, could directly affect our customers and could ultimately affect our business. Adverse public reaction could lead to fewer customers, damage to our reputation, and increased regulatory, legislative, and judicial scrutiny, which may in turn lead to increased regulation or outright prohibition of aspects of our operations, limitations on the activities of constituents within our value chain, more onerous operating requirements or other conditions that could have a material adverse impact on our business.

More broadly, while we believe our business is well-positioned to benefit from the enactment of climate change-related policies and initiatives across the market at the corporate level and/or investor community level (e.g., clean or renewable energy consumption targets or net zero commitments), such developments may in the future also result in adverse effects on our business, the degree of which may in part depend on the nature of any adverse effects that such developments have on our business.

Accordingly, the progress and challenges of the energy transition could have a significant adverse effect on us if we are unable to keep up with the pace of the global energy transition and allocate our resources effectively.

Restrictions on the ability to procure natural gas, including its production and delivery, and the ability to construct carbon sequestration facilities, could adversely impact our business.

Some states and certain municipalities have regulated or are considering regulating natural gas and carbon sequestration activities, and such regulations could impact certain of our operations. While we do not believe that these regulations and contemplated actions have impacted our activities to date, there can be no assurance that these actions, if taken on a wider scale, would not adversely impact our ability to commercialize our plants in affected areas which, in turn, could impair our ability to generate revenue.

We may be subject to new, stricter measures and/or regulatory requirements for the mitigation or reduction of greenhouse gas emissions that could require radical changes to development models and adversely affect our business, reputation, and operations.

Global climate change creates new challenges for the energy industry and its regulators. The United Nations and several countries have adopted, or are evaluating the adoption of, new measures and/or regulatory requirements for the mitigation or reduction of greenhouse gas emissions in the atmosphere, such as taxes on carbon, raising efficiency standards or adopting cap and trade regimes. See "*Government Regulations*" in Part I, Item 1. Business for further discussion of the laws and regulations related to greenhouse gases and climate change. Certain mitigation actions could require radical changes to development models, such as the transition from the use of conventional energy sources to the use of renewable or low carbon energy sources that reduce environmental pollution, contribute to sustainable development and help avoid global warming. While we believe that electricity produced using natural gas paired with carbon capture technology will be an integral part of the global energy transition and help customers remain resilient to or excel under climate-related regulatory and policy pressures, we cannot rule out the possibility that the adoption of legislation or regulatory programs to reduce emissions of greenhouse gases (including carbon pricing schemes), or the adoption and implementation of regulations that require reporting of greenhouse gas emissions or other climate-related information, could adversely affect our business, including by requiring us or our customers to incur increased operating costs, inhibiting gas-fired electricity generation or otherwise restricting our ability to execute on our business strategy, reducing our access to financial markets, or creating greater potential for governmental investigations or

litigation. Any such legislation or regulatory programs could also increase the cost of consuming electricity generated through gas combustion, and thereby ultimately adversely affect demand for our product. Consequently, legislation and regulatory programs to reduce emissions of greenhouse gas emissions could have an adverse effect on our business, financial condition, and results of operations. Moreover, incentives to conserve energy or use alternative energy sources as a means of addressing climate change could have an adverse impact on the demand for our products.

We cannot assure you that future regulations or measures adopted by the U.S. government or foreign governments will not have an adverse effect on our business and our results of operations.

We are exposed to price volatility risks related to incentives.

Transportation fuel carbon intensity reduction targets set by various regulators may have an impact on demand for our fuel and the price of related incentives. For example, changes in such targets in states with incentive programs may have a material negative impact on incentive supply and demand, and, therefore, pricing, which in turn could materially negatively impact our business. We may be unable to manage the risk of volatility in incentive pricing for all or a portion of our revenues, which would expose us to the volatility of commodity prices with respect to all or the portion of the incentives that we are unable to sell through forward contracts, including risks resulting from changes in regulations, general economic conditions and changes in the level of renewable energy generation. A significant decline in the price of such incentives for a prolonged period could materially adversely affect our business, financial condition or results of operations.

Any potential changes or reductions in available government incentives promoting projects that reduce greenhouse gas emissions may adversely affect our ability to grow our business.

In August 2022, President Biden signed the IRA into law. The provisions of the IRA were intended to, among other things, incentivize domestic clean energy investment, manufacturing and production. The economics for carbon sequestration will benefit from raising the carbon capture tax credit from $50 per metric ton to $85 per metric ton. The credit will be "direct pay," meaning it would be a refundable credit, for the first five years, starting with the year a "qualified facility" is placed in service, but not beyond December 31, 2032. In addition, the law lowers the threshold for eligibility as a "qualified facility" to include any CCUS facility placed on an electric generating facility that captures 18,750 tons of carbon annually and has a capture rate of at least 75%, as measured by an applicable electric generating unit's baseline carbon oxide production. We believe that a project utilizing Entropy's PCC technology or, if commercialized, the Oxy-Combustion Cycle technology can meet the criteria for a "qualified facility" under this definition, and, as such, we intend to apply for tax credits under Section 45Q of the Code. In July 2025, the One Big Beautiful Bill Act (the "OBBBA") amended 45Q to give parity in credit value for CO2 sequestered via enhanced oil recovery (EOR), allowing such projects to claim the full $85 per metric ton value. In September 2025, the U.S. EPA proposed regulations to permanently remove the Greenhouse Gas Reporting Program ("GHGRP"), a reporting and public transparency platform collecting and publishing emissions from U.S. industry, including geologic sequestration of CO2. Importantly, to claim the 45Q tax credit for permanent sequestration in saline acquifers, taxpayers must report and verify sequestration via the GHGRP, specifically under RR of 40 CFR part 98 (subpart RR). To claim 45Q credits for permanent sequestration of CO_2 using EOR, taxpayers may rely on alternative compliance methods recognized by the U.S. Department of Treasury, specifically the International Standards Organization (ISO) standard for EOR. Seeing the potential challenge in claiming the 45Q credit without the GHGRP, in February 2026, the U.S Department of Treasury issued notice 2026-1, providing a short-term safe harbor for non-EOR projects potentially unable to report under subpart RR. As of March 1, 2026, the U.S. EPA had not formally taken action to remove the GHGRP. Removal of the GHGRP without further legislative or regulatory action may challenge the long-term ability to claim 45Q, though projects sequestering CO_2 via EOR have a clear legal pathway even under the current uncertainty.

We view the enactments of 45Q in the IRA and OBBA as favorable for our development and commercialization efforts. Future changes, both positive and negative, and possible for 45Q in the current and future Congresses.

While 45Q remains stable policy as of March 2026, the full scope and potential impact of future legislation remains uncertain at this time.

We may not be able to utilize any future federal income tax credits.

Our first project is currently in the development stage, and historically we have not generated revenue. Consequently, as of December 31, 2025, our deferred tax assets include federal income tax net operating losses. If we are unable to monetize federal income tax credits generated under Section 45Q or any successor provision, either by transferring these credits or electing to receive a direct payment equal to their value, we would need to offset these credits against our taxable income. However, there is no guarantee that we will successfully transfer these tax credits, generate taxable income, or otherwise monetize the value of these federal income tax credits.

Risks Related to Intellectual Property

We are developing Net Power-owned intellectual property, but we rely heavily on the intellectual property we have in-licensed. The ability to protect these patents, patent applications, and other proprietary rights may be challenged by our inability or failure to obtain, maintain, protect, defend, and enforce, exposing us to possible material adverse impacts on our business, competitive position, and operating results.

Our discovery and development technology platforms are built, in part, around intellectual property rights in-licensed from our partners, including the PCC technology that we intend to license from Entropy. Under related agreements, we may be subject to various obligations, which may include diligence obligations with respect to development and commercialization activities, and payment obligations upon achievement of certain milestones. If there is any conflict, dispute, disagreement or issue of nonperformance between us and our counterparties regarding our rights or obligations under these agreements, we may be liable to pay damages and our counterparties may have a right to terminate the applicable license. The termination of any license agreement with one of our partners could adversely affect our ability to utilize the intellectual property that is subject to that license agreement in our discovery and development efforts, our ability to enter into future collaboration, licensing, and/or marketing agreements for one or more of our technologies and our ability to commercialize the affected technology. Furthermore, disagreements under any of these license agreements may arise, including those related to:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes may infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patent and other rights to third parties under collaborative development relationships; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

These disagreements may harm our relationship with our partners, and such harm could have negative impacts on other aspects of our business.

Third parties may successfully challenge or invalidate our rights or ability to use in-licensed intellectual property.

Competitors or other third parties may infringe, misappropriate or otherwise violate our in-licensed issued patents or other intellectual property that we may own. To counter such infringement, misappropriation or other unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and can divert the time and attention of our management and scientific personnel. Any claims we assert against third parties could provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate, or otherwise violate their patents, trademarks, copyrights or other intellectual property. In

addition, our in-licensed patents may become involved in inventorship or priority disputes. Third parties may raise challenges to the validity of certain of our in-licensed patent claims and may in the future raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. For example, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or we may become involved in derivation, revocation, reexamination, post-grant review, inter partes review and equivalent proceedings in foreign jurisdictions, such as opposition proceedings challenging any patents that we may own or in-license. Such submissions may also be made prior to a patent's issuance, precluding the granting of a patent based on one of our owned or licensed pending patent applications. A third party may also claim that our potential future owned patents or licensed patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, invalidate or render unenforceable our potential future owned patents or licensed patent rights, allow third parties to commercialize the Oxy-Combustion Cycle technology or related technologies and compete directly with us without payment to us, or such adverse determination could result in our inability to manufacture or commercialize products without infringing third-party patent rights. In a patent infringement proceeding, there is a risk that a court will decide that a patent we in-license is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent's claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our in-licensed patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our in-licensed patents could limit our ability to assert our in-licensed patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, in the future, we expect to rely on trademarks to distinguish our technology, and if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our securities. Moreover, there can be no assurance that we will have sufficient financial or other resources to adequately file and pursue such infringement claims, which typically last for years before they are concluded. Some of our competitors and other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a negative impact on our ability to compete in the marketplace, and that could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Despite actively monitoring for potential third-party infringement, misappropriation, dilution or other violations of our intellectual property rights, there could be activities that could diminish the value of our services, brands, or goodwill and that cause a decline in our revenue.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. While we plan to file new patents, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents

issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain.

Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our service is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. Legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Our patent applications may not result in issued patents and our patent rights may be contested, circumvented, invalidated, or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with commercialization of our technology.

Our patent applications may not result in issued patents, and not having such patents may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that any patent applications we have or will file will result in patents being issued or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to those who may have patents or patent applications directed to relevant technology with an effective filing date earlier than any of our existing patents or pending patent applications, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and, thus, we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and even if we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the U.S. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar to ours or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others, and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We maintain certain technology as trade secrets and others could independently develop competing or similar technologies, allowing others to develop plants without our license if our other intellectual property rights are insufficient to prevent such unlicensed development and deployment of plants.

We currently rely, and intend to rely in the future, on trade secrets, know-how, and technology that are not protected by patents to maintain our competitive position. We may not be able to protect our trade secrets, know-how, and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants, and other parties (including independent contractors and companies with which we conduct business) may unintentionally or

willfully disclose our information or technology to competitors. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how, and other internally developed information. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time-consuming, and the outcome is unpredictable.

We rely, in part, on non-disclosure, confidentiality, and assignment-of-invention agreements with our employees, independent contractors, consultants, and companies with which we conduct business to protect our internally developed information. These agreements may not be self-executing or they may be breached, and we may not have adequate remedies for such breach. These agreements may be found by a court to be unenforceable or invalid. We may fail to enforce our agreements in court if we are compelled to present them as evidence but are unable to locate and provide copies. Moreover, when employees with knowledge of our trade secrets and confidential information leave us and join new employers, it may be difficult or impossible for us to detect or prove misappropriation of our confidential information and trade secrets by the former employee and/or the former employee's new employer. In addition, others may independently discover trade secrets and proprietary information, and, in such cases, we could not assert any trade secret rights against such party.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position, business, financial condition and results of operations.

A number of foreign countries do not protect intellectual property rights to the same extent as the U.S., and, so, our intellectual property rights may not be as strong or as easily enforced outside of the U.S.

Patent, trademark and trade secret laws are geographical in scope and vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. Further, even if we engaged local counsel in key foreign jurisdictions, policing the unauthorized use of its intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S., and efforts to protect against the infringement, misappropriation, or unauthorized use of our intellectual property rights, technology, and other proprietary rights may be difficult and costly outside of the U.S. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our patent rights, trade secrets and other intellectual property rights.

The information technology systems and data that we maintain may be subject to intentional or inadvertent disruption, other security incidents or alleged violations of laws, regulations or other obligations relating to data handling that could result in regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse business consequences.

We rely on information technology systems in order to conduct business, including communicating with employees and our facilities, ordering and managing materials from suppliers, and analyzing and reporting results of operations as well as for storing sensitive, personal, and other confidential information. While we have taken steps to ensure the security of our information technology systems, our security measures or those of our third-party vendors may not be effective and our or our third-party vendors' systems may nevertheless be vulnerable to computer viruses, security breaches, and other disruptions from unauthorized users. If our or our third-party vendors' information technology systems are damaged or cease to be available or function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to

communicate internally as well as with our retail customers could be significantly impaired, and such impaired ability to communicate may adversely impact our business.

Additionally, the techniques used to obtain unauthorized, improper or illegal access to information technology systems are constantly evolving, may be difficult to detect quickly and often are not recognized until after they have been launched against a target. We may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative or remedial measures. Any operational failure or breach of security from these increasingly sophisticated cyberthreats could lead to the loss or disclosure of both our and our retail customers' financial, product, and other confidential information, lead to the loss or disclosure of personally identifiable information about our employees or customers, result in negative publicity and expensive and time-consuming regulatory or other legal proceedings, damage our relationships with our customers and have a material adverse effect on our business and reputation. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating, and putting in place additional tools and devices designed to prevent future actual or perceived security incidents and in connection with complying with any notification or other obligations resulting from any security incidents. Because we do not control our third-party vendors or the processing of data by our third-party vendors, our ability to monitor our third-party vendors' data security is limited and we cannot ensure the integrity or security of the measures they take to protect and prevent the loss of our or our consumers' data. As a result, we are subject to the risk that cyberattacks on, or other security incidents affecting, our third-party vendors may adversely affect our business, even if an attack or breach does not directly impact our systems.

Risks Relating to Our Organizational Structure

Net Power Inc. is a holding company and its only material asset is its interest in OpCo, and it is accordingly dependent upon distributions made by OpCo and its subsidiaries to pay taxes and pay dividends (it being understood that we do not anticipate paying any cash dividends on the Class A Common Stock in the foreseeable future).

Net Power Inc. is a holding company with no material assets other than its ownership interest in OpCo. As a result, Net Power Inc. has no independent means of generating revenue or cash flow. Our ability to pay taxes and pay dividends (if any such dividend were to be paid) will depend on the financial results and cash flows of OpCo and its subsidiaries and on the distributions it receives from OpCo. Deterioration in the financial condition, earnings or cash flow of OpCo and its subsidiaries for any reason could limit or impair OpCo's ability to pay such distributions. Additionally, to the extent that Net Power Inc. needs funds and OpCo and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or OpCo is otherwise unable to provide such funds, it could materially adversely affect Net Power Inc.'s liquidity and financial condition. OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of OpCo (with certain exceptions) exceed the fair value of its assets. OpCo's subsidiaries are generally subject to similar legal limitations on their ability to make distributions to OpCo.

OpCo is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, taxable income is allocated to holders of OpCo Units. Accordingly, Net Power Inc. will be required to pay income taxes on its allocable share of any net taxable income of OpCo. Under the terms of the OpCo LLC Agreement, OpCo is obligated to make tax distributions to OpCo Unitholders (including Net Power Inc.), calculated at certain assumed tax rates. In addition to income taxes, Net Power Inc. also incurs expenses related to its operations, which could be significant, and some of which will be reimbursed by OpCo. Net Power Inc. intends to cause OpCo to make ordinary distributions on a pro rata basis and to make tax distributions to OpCo Unitholders in amounts sufficient to cover all applicable taxes, relevant operating expenses, and dividends, if any, declared by Net Power Inc. However, OpCo's ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, retention of amounts necessary to satisfy the obligations of OpCo and its subsidiaries and restrictions on

distributions that would violate any applicable restrictions contained in OpCo's debt agreements or any applicable law or that would have the effect of rendering OpCo insolvent.

Additionally, although OpCo generally will not be subject to any entity-level U.S. federal income tax, it may be liable under U.S. federal tax law for adjustments to its tax return, absent an election to the contrary. In the event OpCo's calculations of taxable income are incorrect, OpCo and/or its members, including Net Power Inc., in later years may be subject to material liabilities pursuant to this U.S. federal tax law and its related guidance.

We anticipate that the distributions Net Power Inc. will receive from OpCo may, in certain periods, exceed our actual tax liabilities. The Board, in its sole discretion, may make any determination from time to time with respect to the use of any such excess cash so accumulated, which may, among other uses, be used to pay dividends on Class A Common Stock. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to stockholders.

The organizational structure of Net Power confers certain benefits upon the holders of shares of Class B Common Stock and OpCo Units (which includes the Legacy Net Power Holders) that will not benefit the holders of shares of Class A Common Stock to the same extent.

As noted in the immediately above risk factor, Net Power Inc. is a holding company with no material assets other than its ownership interest in OpCo. Subject to the obligation of OpCo to make tax distributions and to reimburse Net Power Inc. for corporate and other overhead expenses, Net Power Inc. has the right to determine whether to cause OpCo to make non-liquidating distributions, and the amount of any such distributions. If OpCo makes distributions, the holders of OpCo Units (who also hold Class B Common Stock) will be entitled to receive equivalent distributions from OpCo on a pro rata basis. However, because we must pay taxes, amounts that we may distribute as dividends to holders of Class A Common Stock are expected to be less on a per share basis than the amounts distributed by OpCo to the holders of OpCo Units on a per unit basis.

Risks Related to Governance

Concentration of ownership among the Principal Legacy Net Power Holders may prevent new investors from influencing significant corporate decisions.

Concentration of ownership among the Principal Legacy Net Power Holders may prevent new investors from influencing significant corporate decisions. The Principal Legacy Net Power Holders, if they were to act together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions. For further information, please see "— *Risks Related to our Business and Industry — Conflicts of interest may arise because several directors on the Board were designated by the Principal Legacy Net Power Holders and Sponsor.*" Moreover, some of these entities may have interests different than other stockholders. For example, because many of these stockholders have held their shares for a long period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an "emerging growth company" and a "smaller reporting company" and, if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with certain other public companies.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("JOBS Act"), and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." In particular, while we are an "emerging growth company," we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or requiring a supplement to the auditor's report on financial statements, we will be subject to reduced disclosure obligations

regarding executive compensation in our periodic reports and proxy statements, and we will not be required to hold non-binding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the IPO, which occurred on June 18, 2021, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The exact implications of the JOBS Act are subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find the Class A Common Stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find the Class A Common Stock less attractive as a result, there may be a less active trading market for the Class A Common Stock and our stock price may decline or become more volatile.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common equity held by non-affiliates exceeds $250 million as of the last business day of the most recently completed second fiscal quarter or (ii) the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter and our annual revenue in the most recent fiscal year completed before the last business day of such second fiscal quarter exceeded $100 million. To the extent we take advantage of such reduced disclosure obligations, it may make comparison of our financial statements with other public companies difficult or impossible.

If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, and such inability may adversely affect investor confidence in our company.

Management has worked to implement controls and procedures required by the increased regulatory compliance and reporting requirements that are applicable to a public company, including the hiring of additional accounting and internal audit resources. When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If we identify any material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or unable to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of the Class A Common Stock could be materially adversely affected.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, and such provision could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or with our directors, officers or employees.

Our Certificate of Incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for most legal actions involving actions that may be brought against us by stockholders; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or in the federal court sitting in the State of Delaware. Our Certificate of Incorporation also provides that the federal district courts of the U.S. are the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable and if a court were to find the exclusive forum provision in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, and such costs could materially adversely affect our business.

The Warrant Agreement designates the courts of the State of New York or the U.S. District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the U.S. District Court for the Southern District of New York and (ii) we irrevocably submit to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the U.S. are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the U.S. District Court for the Southern District of New York (a "foreign action") in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an "enforcement action")

and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder's counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, and, therefore, the provision may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, and such costs could materially and adversely affect our business, financial condition and results of operations and could result in a diversion of the time and resources of our management and Board.

Delaware law and our governing documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and that could delay or discourage takeover attempts that stockholders may consider favorable.

Delaware law and our governing documents contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Board and, therefore, could depress the trading price of the Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Board. Among other things, our governing documents include provisions regarding:

- the ability of the Board to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval because such ability could be used to significantly dilute the ownership of a hostile acquirer;

- the limitation of the liability of and the indemnification of our directors and officers;

- a prohibition on stockholder action by written consent, thereby forcing stockholder action to be taken at an annual or special meeting of stockholders after such date and possibly delaying the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

- the requirement that a special meeting of stockholders may be called only by the Chief Executive Officer, the Chairman of the Board or the Board, possibly delaying the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

- controlling the procedures for the conduct and scheduling of Board and stockholder meetings;

- the ability of the Board to amend our Bylaws, possibly allowing the Board to take additional actions to prevent an unsolicited takeover and to inhibit the ability of an acquirer to amend our Bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to the Board or to propose matters to be acted upon at a stockholders' meeting, possibly precluding stockholders from bringing matters before annual or special meetings of stockholders, delaying changes in the Board and discouraging or deterring a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or to otherwise attempt to obtain control of the Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board or in its management.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We regularly assess cybersecurity risks to our systems, applications, and infrastructure; have established capabilities and corresponding processes to monitor our information systems for potential vulnerabilities and threats; and implement controls pursuant to our cybersecurity policies, processes, and practices. To protect our information systems from cybersecurity threats, we use various security tools and services that are designed to help identify, escalate, investigate, resolve, and recover from security incidents in a timely manner. In addition, we have a dedicated third-party security operations center that performs 24x7 threat monitoring of our systems and environment. We have also developed a third-party cybersecurity risk management process to conduct due diligence on external entities, including those that perform cybersecurity services.

Cybersecurity threats, including those resulting from any previous cybersecurity incidents, have not materially affected our Company, including our business strategy, results of operations, or financial condition. However, we face certain ongoing risks from cybersecurity threats that, if realized, have the potential to materially affect our operations and, therefore, our results of operations and/or financial condition.

For more information about these risks, refer to the risk factor captioned "*Despite implementing and maintaining industry standard security measures and controls, the website, systems, and data we maintain may be subject to intentional disruption, other security incidents or alleged violations of laws, regulations or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.*" in Part I, Item 1A. "*Risk Factors.*".

Governance

Our Board oversees our risk management process, including as it pertains to cybersecurity risks, directly and through its committees. The Audit Committee oversees our risk management program, which focuses on the most significant risks to our business. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity threats. The Audit Committee reviews our cybersecurity risk profile with management on a periodic basis using key performance and/or risk indicators. These key performance indicators are metrics and measurements designed to assess the effectiveness of our cybersecurity program in the prevention, detection, mitigation, and remediation of cybersecurity incidents.

We take a risk-based approach to cybersecurity and have implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and risks incidents. The Company's Director of Information Technology is responsible for the establishment and maintenance of our cybersecurity program, as well as the assessment and management of cybersecurity risks. The Director of Information Technology and his team possess the requisite education, skills, experience, and industry certifications expected of individuals assigned to these duties. The Director of Information Technology provides regular updates on our cybersecurity risk profile to the Audit Committee.

Item 2. Properties

Our corporate offices are in Durham, North Carolina, where we lease approximately 12,000 square feet under a lease that expires in December 2028, and in Houston, Texas, where we lease approximately 9,800 square feet under a lease that commenced in July 2024. The Houston office lease has an initial lease term of 68 months with an option to extend the term for an additional five years. Most of the facilities are used for our research and development and corporate operations.

Our La Porte Demonstration Facility is in La Porte, Texas, where we lease approximately 218,900 square feet of land from Air Liquide under a lease that expires on the earlier of (i) January 31, 2031 and (ii) the termination of our oxygen supply agreement with Air Liquide, pursuant to which Air Liquide supplies oxygen for our use at the La Porte Demonstration Facility. The term of the oxygen supply agreement is perpetual but may be terminated by us or by Air Liquide upon 30 days' written notice.

We believe these facilities are adequate to meet our current needs. However, in order to accommodate anticipated growth, we may need to seek additional facilities.

Item 3. Legal Proceedings

From time to time, we are party to certain legal actions and claims. Other than any such ordinary routine litigation incidental to the business and except as described below, we are not currently a party to, nor is our property currently subject to, any material legal proceedings, and we are not aware of any such proceedings contemplated by governmental authorities.

On April 18, 2025, an alleged stockholder (the "Plaintiff"), individually and on behalf of all others similarly situated, filed a putative class action complaint for violation of federal securities laws against us, our Chief Executive Officer, President and Interim Chief Financial Officer, our former Chief Financial Officer and our former President and Chief Operating Officer (collectively, the "Defendants") in the United States District Court for the Middle District of North Carolina (the "Complaint"). The Complaint purports to bring a federal securities class action on behalf of a class of persons and entities other than the Defendants who acquired our securities between June 9, 2023 and March 7, 2025 and asserts violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Complaint alleges, among other things, that the Defendants made materially false and misleading statements related to our business, operations and prospects, including the timing and costs of developing Project Permian. The Plaintiff seeks, among other things, certification of a class, an award of unspecified compensatory damages, interest, costs and expenses, including attorneys' fees and expert fees.

On May 29, 2025, an alleged stockholder of the Company filed a derivative suit on behalf of the Company against our Chief Executive Officer, President and Interim Chief Financial Officer, our former Chief Financial Officer, our former President and Chief Operating Officer and our board of directors in the United States District Court for the Middle District of North Carolina, asserting claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of federal securities laws (the "Derivative Complaint"). These claims are predicated on the same allegedly false and misleading statements regarding the time and capital needed to complete Project Permian that are the subject of the Complaint outlined above.

We intend to vigorously defend against the claims brought in both matters. In light of the complexity and ongoing and uncertain nature of the outstanding proceedings and inquiries, at this time we are unable to estimate a reasonably possible financial loss or range of financial loss, if any, that we may incur to resolve or settle these matters.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A Common Stock is listed and is traded on the New York Stock Exchange ("NYSE") under the symbol "NPWR." There is no established public trading market for our Class B Common Stock.

Holders of Common Stock

At March 5, 2026 we had 40 stockholders of record of common stock. The actual number of holders of our Class A common stock is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record present here also do not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be made at the discretion of the Board and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that the Board may deem relevant.

Unregistered Sales of Equity Securities and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities

On October 29, 2025, we issued 1,357,188 shares of Class B Common stock and OpCo issued 1,357,188 Class A units to BHES as payment for costs incurred pursuant to the Amended and Restated JDA during the third quarter of 2025. Additionally, on November 20, 2025, we issued 568,153 shares of Class B Common stock and OpCo issued 568,153 Class A units to BHES in recognition of the reaching of certain agreed upon milestones pursuant to the Amended and Restated JDA. See "*Partnerships — License Agreement and Joint Development Agreement with Baker Hughes*" in Part I, Item 1 "Business" for information regarding the Amended and Restated JDA. The issuances by the Company and OpCo were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act. These transactions did not involve any public offering, any underwriters, any underwriting discounts or commissions, or any general solicitation or advertising.

Issuer Purchases of Equity Securities

There were no repurchases of equity securities during the year ended December 31, 2025.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis ("MD&A") provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition and includes forward-looking statements that involve risks, uncertainties and assumptions. This section should be read in conjunction with Part I of this Annual Report on Form 10-K, the consolidated financial statements and related notes included in Part II Item 8 in this Annual Report on Form 10-K and the section titled "Cautionary Note Regarding Forward-Looking Statements" included in the forepart in this Annual Report on Form 10-K.

Unless the context otherwise requires, all references in this section to "Net Power," "we," "us," or "our" and the "Company" refer to the business of Net Power Inc. and its subsidiaries. Additional terms used herein are defined in the section entitled "Certain Defined Terms" and elsewhere in this Report.

Overview

We are an energy technology and project development company focused on delivering low-carbon gas power solutions. Historically, our sole business has been the development of a novel oxy-combustion power generation system designed to produce reliable and affordable electricity from natural gas while capturing virtually all atmospheric emissions (the "Oxy-Combustion Cycle"). Recently, we have broadened the scope of our business to include the generation of power using natural gas turbines paired with PCC technology that we intend to license from Entropy.

Key Factors Affecting Our Prospects and Future Results

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including, but not limited to, our ability to license PCC technology from Entropy, potential supply chain issues, changes in tax policies and other incentives supporting carbon capture, our access to the capital needed to finance the development of our projects, and development of competing energy technologies sooner or at a lesser cost than our products. Supply chain issues related to the manufacturing and transportation of key equipment, including as a result of tariffs imposed by the U.S. or other countries or other trade barriers, measures, or conflicts, may lead to a delay in our commercialization efforts, which could impact our results of operations, financial condition and prospects. Also, currency fluctuations, inflation, and tariffs and other trade barriers, measures or conflicts may significantly increase freight charges, raw material costs and other expenses associated with our business, and such increased costs could materially and adversely affect our results of operations, financial condition and prospects.

Commencing Commercial Operations

Net Power is progressing its first clean firm power hub at the Project Permian site in West Texas. The project is being sized to accommodate up to one gigawatt of clean firm power generation capacity. We intend for Phase I of the project to utilize readily available gas turbines paired with Entropy's PCC technology. On November 12, 2025, we entered into an agreement to purchase two modular gas turbine generator sets with nominal gross power of approximately 30 megawatts each for use at Project Permian. Final investment decision ("FID") for Phase I is expected in the third quarter of 2026 with targeted commercial operations by early 2029, which would make it the first commercial clean gas power project in the United States.

Key Components of Results of Operations

We are a development stage company and our historical results may not be indicative of our future results, particularly considering the recent shift in the anticipated timing of our technology development of the Oxy-Combustion Cycle and the introduction of the Clean Gas Product. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Results of Operations

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

The following table sets forth our consolidated results of operations data for the periods presented:

| | Year Ended December 31, | | | |
$ in thousands	2025	2024	$ Change	% Change
Revenue	$ —	$ 250	(250)	(100)%
Cost of revenue	—	31	(31)	(100)%
Gross profit	—	219		
Operating expenses				
General and administrative	40,345	30,267	10,078	33 %
Sales and marketing	4,912	3,865	1,047	27 %
Research and development	99,508	63,853	35,655	56 %
Project development	72,379	1,932	70,447	3,646 %
Impairment and other charges	1,512,217	—	1,512,217	n/a
Depreciation, amortization, and accretion	62,387	81,623	(19,236)	(24)%
Total operating expenses	1,791,748	181,540		
Operating loss	(1,791,748)	(181,321)		
Other income				
Interest income	20,297	31,389	(11,092)	(35)%
Change in Earnout Shares liability and Warrant liability	72,391	(25,656)	98,047	(382)%
Change in Tax Receivable Agreement liability	21,317	—	21,317	n/a
Other income	11	364	(353)	(97)%
Net other income	114,016	6,097		
Net loss before income tax	(1,677,732)	(175,224)		
Income tax benefit	4,305	10,580	(6,275)	(59)%
Net loss after income tax	(1,673,427)	(164,644)		
Net loss attributable to non-controlling interests	(1,094,799)	(115,453)		
Net loss attributable to Net Power Inc.	$ (578,628)	$ (49,191)		

General and administrative

General and administrative expenses increased by $10.1 million, or 33%, for the year ended December 31, 2025, as compared to amounts for the year ended December 31, 2024. During the second quarter of 2025, we terminated the employment of our former Chief Operating Officer, our former Chief Financial Officer, our former Chief Accounting Officer, and certain other employees. Such terminations resulted in $3.1 million in severance payments to these employees, as well as $1.1 million of stock-based compensation for related vesting accelerations. There also was an overall increase of $2.8 million in compensation expense due to growth in employee headcount and stock-based compensation awards granted during 2025. Additionally, we incurred a $3.0 million increase in professional fees, primarily for engineering, tax, and legal services.

Sales and marketing

Sales and marketing expenses consist primarily of personnel-related costs and consultants costs directly associated with our sales and marketing activities, which include general publicity efforts for the Company. Sales and marketing expenses increased by $1.0 million, or 27%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase was primarily attributable to higher employee

headcount as well as severance costs and related accelerated stock-based compensation, partially offset by lower professional fees.

Research and development

R&D expenses consist primarily of labor expenses and fees paid to third parties working on and testing specific aspects of the Oxy-Combustion Cycle technology, including testing at our La Porte Demonstration Facility and development activities under the BHES JDA. R&D expenses increased by $35.7 million, or 56%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase was primarily due to $27.9 million associated with development activities under the BHES JDA which includes $7.4 million for the BHES JDA Make-Whole Payments. During the fourth quarter of 2025, the Company reversed $3.3 million in previously recognized share-based compensation expense subsequent to the Business Combination related to the BHES Bonus Shares as the milestone targets were no longer probable. The Company also recorded $1.3 million in accelerated share-based compensation expense related to shares issued in connection with signing of the BHES JDA. Additionally, plant and utility expenses increased $6.2 million due to the validation testing campaigns at the La Porte Demonstration Facility that began in the fourth quarter of 2024 and was suspended during the fourth quarter of 2025. The Company also incurred higher engineering consulting fees of $2.0 million and $1.5 million in costs related to expansion of its engineering headcount to support the Oxy-Combustion Cycle technology development efforts.

Project development

Project development expenses consist of labor expenses and fees paid to third parties developing commercial scale projects. Project development expenses increased by $70.4 million, or 3,646%, for the year ended December 31, 2025, as compared the year ended December 31, 2024. In March 2025, the Company suspended further long-lead equipment releases for the Oxy-Combustion Cycle technology project. Accordingly, the Company began expensing costs associated with the project as management assessed the Oxy-Combustion Cycle technology project's feasibility throughout 2025. These costs were capitalized during the year ended December 31, 2024. For the year ended December 31, 2025, the Company incurred $24.8 million of costs related to Project Permian Oxy-Combustion Cycle technology project. Additionally, in the second quarter of 2025, the Company incurred $19.5 million in milestones payments for the purchase of long lead materials with BHES under the Letter of Limited Notice to Proceed ("BHES LNTP"). In the fourth quarter of 2025, the Company notified Baker Hughes of its intent to terminate the BHES LNTP in connection with the Company's suspension of the Amended and Restated JDA, which resulted in $26.1 million of contract termination fees recognized in 2025.

Impairment and other charges

During the first quarter of 2025, the Company assessed its goodwill for impairment due to a change in the Company's business plan and related sustained decrease in the Company's market capitalization. As a result, the Company fully impaired goodwill for an impairment loss of $359.8 million. Also in the first quarter of 2025, the Company expensed $56.1 million of costs associated with the construction of SN1 as management initiated a value engineering process to assess the project's feasibility and optimize its design and temporarily paused further long lead equipment releases. In the third quarter of 2025, the Company recognized an impairment loss of $1,095.8 million related to its long-lived assets as a result of the responsiveness from potential customers to the Company's technology and integrated product offering, the estimated cost reductions achieved in Project Permian, and the resulting revisions to the Company's forecasted future unit deployments and related cash flows based upon the perceived marketability and commercial viability of the Company's technology.

Depreciation, amortization, and accretion

Our depreciation, amortization, and accretion expenses consist primarily of depreciation on our La Porte Demonstration Facility and amortization of intangible assets. Depreciation, amortization, and accretion expense decreased by $19.2 million, or 24%, for the year ended December 31, 2025, as compared to amounts for the

same period in 2024, primarily due to lower depreciation and amortization rates as a result of the long-lived asset impairment during the third quarter of 2025.

Interest income

Interest income decreased by $11.1 million, or 35%, for the year ended December 31, 2025, as compared to amounts for the same period in 2024. This decrease was due to lower interest-bearing cash and investment balances, declines in interest rates, and lower investment accretion.

Change in Earnout Shares liability and Warrant liability

The Change in Earnout Shares liability and Warrant liability relates to movements in fair value of earnout shares and warrants which have been classified as liability instruments. The changes are primarily due to fluctuations in the market price of our Class A Common Stock and related volatility.

Change in Tax Receivable Agreement liability

In March 2025, the Company reduced the Tax Receivable Agreement ("TRA") liability of $21.3 million to zero as payments related to the TRA were not considered probable. In May 2025, pursuant to its rights under the TRA, the Company delivered to the agent of the TRA holders notice of the Company's intent to terminate the TRA (the "Early Termination Notice"). No early termination payment was payable to any TRA holder. The Early Termination Notice became final and binding on June 12, 2025.

Income tax benefit

Our income tax benefit decreased by $6.3 million for the year ended December 31, 2025, as compared to amounts for the year ended December 31, 2024. This change was due to an increase in the Company's valuation allowance, partially offset by a favorable permanent difference related to the change in the value of the Warrant liability as compared to the same period in 2024.

Net loss attributable to non-controlling interests

Net loss attributable to non-controlling interest was 64.0% of net loss before income tax for the year ended December 31, 2025, as compared to 64.4% of net loss for the year ended December 31, 2024. The change in the non-controlling interests was due to exchanges by OpCo members of Class A OpCo units for Class A PubCo shares, partially offset by the additional issuance of Class A OpCo units under the BHES JDA.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, short-term investments, and investments in highly liquid available-for-sale securities. Historically, our sources of liquidity have also included raising additional capital through the sale of ownership interests. We may issue additional equity securities in the future. We measure liquidity in terms of our ability to fund the cash requirements of our R&D activities, project development, and our near-term business operations, including our contractual obligations and other commitments. Our current liquidity needs primarily involve general and administrative costs and costs to develop our projects and procure the equipment necessary for such projects.

The following table summarizes our liquidity position as of the dates indicated:

$ in thousands	December 31,		
	2025		2024
Cash and cash equivalents	$	199,430	$	329,230
Short-term investments		—		100,000
Available-for-sale investments[1]		176,704		100,972
Total liquidity	$	376,134	$	530,202

_____

(1) $38.2 million of these investments are classified as long-term on our consolidated balance sheet.

The short-term investments were comprised of a single 12-month certificate of deposit, held with a domestic banking institution, which matured in June 2025. Additionally, our current liabilities were $47.5 million and $17.9 million at December 31, 2025 and December 31, 2024, respectively. The decrease in our liquidity position is primarily a result of cash used for the development of the Oxy-Combustion Cycle under the BHES JDA, payments related to long-lead equipment and engineering for SN1, testing campaigns and capital expenditures at the La Porte Demonstration Facility, and general corporate expenses.

We believe we have the ability to manage our operating costs such that our existing liquidity will be sufficient to fund our obligations for the next 12 months following the filing of this Annual Report on Form 10-K. We believe that our current sources of liquidity on hand should be sufficient to fund our general corporate operating expenses as we work to develop our products and projects, but certain costs are not reasonably estimable at this time and we may require additional funding. Specifically, we may require additional funding in order to successfully fund the projects we intend to develop.

Cash Flow Summary

The following table shows our cash flows from operating activities, investing activities and financing activities for the presented periods:

$ in thousands	Year Ended December 31,		
	2025		2024
Net cash used in operating activities	$	(120,784)	$	(31,649)
Net cash used in investing activities	$	(8,805)	$	(168,673)
Net cash used in financing activities	$	(230)	$	(4,929)

Operating Activities

Cash used in operating activities increased by $89.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. Our net cash used in operating activities to date have been primarily comprised of payroll, material and supplies, facilities expense, and professional services related to R&D, including the BHES JDA, and general and administrative activities. This change was primarily due to higher project development costs, R&D costs, including costs incurred under the BHES JDA and validation testing campaigns at our La Porte Demonstration Facility, and the expansion of the Company's corporate infrastructure throughout 2024 and into 2025. We expect our cash used in operating activities to increase significantly before we start to generate any material cash inflows from our operations.

Investing Activities

During the year ended December 31, 2025, net cash used in investing activities increased by $159.9 million compared to the year ended December 31, 2024. Our cash used in investing activities for the year ended December 31, 2025 primarily reflects the maturity of the Company's certificate of deposit and the reinvestment of those funds into available-for-sale securities, along with capital expenditures related to the La Porte Demonstration Facility and SN1 during the period in which costs were capitalized. Cash used in investing

activities for the year ended December 31, 2024 primarily reflects the initial investments in available-for-sale securities as well as capital expenditures related to Project Permian and the La Porte Demonstration Facility during that period.

Financing Activities

Our cash from financing activities decreased by $5 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. Cash used in financing activities for the year ended December 31, 2024 consists of finance lease obligation payments, income tax payments on vested share-based compensation awards, and issuance of Class A Common Stock under share-based compensation plans.

Commitments and Contractual Obligations

Asset Retirement Obligation

We hold a lease for the approximately 218,900 square feet of land under the La Porte Demonstration Facility from Air Liquide at a rate of one dollar per year. In addition, we have an oxygen supply agreement with the lessor to supply oxygen to the La Porte Demonstration Facility. The lease expires on the earlier of (i) January 1, 2031 and (ii) the termination of our oxygen supply agreement with the lessor. The term of the oxygen supply agreement expires on January 1, 2030 with automatic 12-month renewal terms. The oxygen supply agreement may be terminated by us or by the lessor upon 24 months' written notice prior to the expiration date of its current term. The underlying lease requires the removal of all equipment and the obligation to restore the land to post-clearing grade level, which has resulted in the recognition of an asset retirement obligation liability of $3.6 million and $3.3 million as of December 31, 2025 and 2024, respectively.

Leases

The Company leases corporate office space in Durham, North Carolina, and Houston, Texas. The Company also leases land in West Texas for Project Permian from a subsidiary of Occidental Petroleum. Additionally, the Company leases two office trailers at the La Porte Demonstration Facility, as well as a warehouse, in La Porte, Texas.

As of December 31, 2025, future minimum lease payments attributable to our operating and finance lease arrangements are expected to equal $4.4 million and $0.1 million, respectively.

Joint Development Agreement

Under the BHES JDA, we committed to funding a portion of the remaining development costs incurred through a combination of cash and equity. The BHES JDA's total contract value was $140 million as of December 31, 2025. As of December 31, 2025, we recognized approximately $62.0 million of inception-to-date cash expenses and approximately $62.0 million of inception-to-date share-based expenses related to the BHES JDA. The share-based expense excludes $8.0 million of realized loss on share issuance. In addition, the Company may be required to make additional cash payments to BHES during periods when the volume-weighted average price of our Class A Common Stock is less than $4.00 per share in the 10 trading days preceding applicable quarterly share issuances under the terms of the BHES JDA. As of December 31, 2025, the Company had $2.8 million in current liabilities payable to related parties on the consolidated balance sheet related to the BHES JDA Make-Whole Payment. For the year ended December 31, 2025, the Company incurred expenses of $7.4 million related to the BHES JDA Make-Whole Payments.

In January 2026, we agreed to suspend the BHES JDA from an until March 31, 2026 (subject to further extension upon agreement from both parties) while Baker Hughes evaluates the proposed development and commercialization of industrial-scale plants utilizing Oxy-Combustion Cycle technology. Under the terms of the suspension, we are obligated to pay any invoiced costs incurred in the fourth quarter of 2025 and any costs resulting or arising from the suspension, up to a $3.0 million cap.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Capital Commitments

As of December 31, 2025, we have committed to purchase certain components of industrial machinery for use at our La Porte Demonstration Facility and our first clean firm power hub at the Project Permian site in West Texas. The total gross commitments totaled $79.6 million. As of December 31, 2025, there was $63.6 million remaining related to these commitments.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("US GAAP"). Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amounts of expenses, assets, and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates, and assumptions could have a material impact on our financial statements. Our significant accounting policies are described in Note 2 — Significant Accounting Policies in our consolidated financial statements included in Part II, Item 8 of this Annual Report.

Impairment of Long-Lived Assets

We believe evaluating the recoverability of long-lived assets is a critical accounting estimate because it requires management to make judgments and assumptions regarding future trends and events. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company prepares projections of the undiscounted future cash flows expected to be generated from the underlying asset group. If the projections indicate that the underlying asset grouping is not expected to be recoverable, the estimated fair value of the asset group is determined. An impairment loss is recognized based on the difference between the carrying value of the asset group and its estimated fair value. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets. During the year ended December 31, 2025, we recognized impairment losses of $1,095.8 million related to our long-lived assets. We did not recognize any impairment losses on long-lived assets during the year ended December 31, 2024.

In January 2026, we agreed to suspend the BHES JDA until March 31, 2026 (subject to further extension upon agreement from both parties) while Baker Hughes evaluates the proposed development and commercialization of industrial-scale plants utilizing Oxy-Combustion Cycle technology. During the suspension period, the Company and Baker Hughes will engage in negotiations regarding potential amendments to the BHES JDA. The outcome of these negotiations related to the future development and commercialization of the industrial-scale Oxy-Combustion Cycle technology may adversely impact the recoverability of the carrying value of the asset group associated with the Company's Oxy-Combustion Cycle technology.

Private Placement Warrants

The fair value of the Private Placement Warrant liabilities were determined using Black-Scholes Merton Model, which has various significant unobservable inputs. We believe these valuations are critical accounting estimates because management is required to make assumptions that could have a material impact on the valuation of these liabilities, which include our best estimate of expected volatility and expected holding periods. When estimating expected volatility, management incorporates volatility of comparable public companies and the Company's own volatility. Changes in the estimated fair values of these liabilities may have material impacts on our results of operations in any given period, as any increases in these liabilities have a corresponding negative impact on our results of operations in the period in which the changes occur and vice versa. An estimate of the

sensitivity to changes in our assumptions is not practicable given the numerous assumptions that can materially affect our estimates.

Income Taxes

We believe income taxes are critical accounting estimates because significant judgment is required in assessing the recoverability of our deferred tax assets from future taxable income and the timing of reversing temporary differences. Additionally, accounting for uncertain tax positions requires management to make judgments regarding the likelihood the position will be sustained based on its technical merits.

As managing member of OpCo, Net Power Inc. consolidates the financial results of OpCo in its consolidated financial statements. OpCo represents a pass-through entity for income tax purposes. As a pass-through entity, OpCo is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by OpCo is passed through to its members, including Net Power Inc., which is taxed as a corporation that pays corporate federal, state and local taxes with respect to income allocated from OpCo. A change to future taxable income or tax planning strategies could impact our ability to utilize deferred tax assets, which would increase or decrease our income tax expense and taxes paid. An estimate of the sensitivity to changes in our assumptions is not practicable given the numerous assumptions that can materially affect our estimates.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies ("EGCs") from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-EGCs, and any such election to not take advantage of the extended transition period is irrevocable. We expect to be an EGC through the end of 2026, which is the last day of the fiscal year following the fifth anniversary of our initial public offering. As an EGC, we intend to take advantage of the benefits of this extended transition period.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements required by this Item are set forth in Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accounts on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis. Under the guidance and involvement of the Company's Chief Executive Officer, who is also the Company's interim Chief Financial Officer, management has assessed the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this assessment, the Company's Chief Executive Officer has concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

The Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Exchange Act Rules 13a-15(f)). The Company and has designed such internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under management's supervision and participation, the Company evaluated the effectiveness of our disclosure controls and procedures based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our Chief Executive Officer, who is also the Company's interim Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Appointment of President

On March 4, 2026, our board of directors appointed Marc Horstman as President of the Company, replacing Danny Rice who has served as our President since April 2025. Mr. Horstman has served as our Chief Operating Office since April 2025. Mr. Rice continues to serve as our Chief Executive Officer and Interim Chief Financial Officer.

During the three months ended December 31, 2025, none of our directors or "officers" (as such term is defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

We have adopted a Code of Ethics that applies to all of our directors and employees, including our Chief Executive Officer and all senior financial officers, including our principal financial officer and principal accounting officer. Our Code of Ethics is posted on our website at https://ir.netpower.com/governance/leadership. In addition, waivers from, and amendments to, our Code of Ethics that apply to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, will be timely posted in the Investor Relations section of our website at www.netpower.com.

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

Part IV

Item 15. Exhibit and Financial Statement Schedules

(a)(1) Financial Statements: The financial statements filed as part of this report are listed on the index to financial statements on page F-1.

(a)(2) Financial Statement Schedules: All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included.

(a)(3) Exhibits: The exhibits listed on the Exhibit Index are included or incorporated by reference in this report.

Exhibit Number	Description
2.1+	Business Combination Agreement, dated as of December 13, 2022, by and among Rice Acquisition Corp. II, Rice Acquisition Holdings II LLC, Topo Buyer Co, LLC, Topo Merger Sub, LLC and NET Power, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 14, 2022).
2.2	First Amendment to the Business Combination Agreement, dated as of April 23, 2023, by and among Topo Buyer Co, LLC and NET Power, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on April 24, 2023).
3.1	Certificate of Incorporation of NET Power Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2023).
3.2	Bylaws of NET Power Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2023).
4.1	Warrant Agreement, dated as of June 15, 2021, by and among Rice Acquisition Corp. II, Rice Acquisition Holdings II LLC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2021).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2024).
10.1*	NET Power Inc. Second Amended and Restated Executive Severance Plan.
10.2*	Form of Executive Plan Participation Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2023).
10.3	Stockholders' Agreement, dated as of June 8, 2023, by and among Rice Acquisition Corp. II, Rice Acquisition Holdings II LLC, Rice Acquisition Sponsor II LLC and the NET Power Holders (as defined therein) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2023).
10.4	Second Amended and Restated Limited Liability Company Agreement of NET Power Operations LLC, dated as of June 8, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2023).
10.5	Third Amended and Restated Limited Liability Company Agreement of NET Power Operations LLC, dated as of January 17, 2025 (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2025).
10.6	Form of Indemnification Agreement for directors and executive officers of NET Power Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2023).
10.7	NET Power Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2023).

10.8	Non-Employee Director Form RSU Grant Notice and Award Agreement (incorporated by reference to Exhibit to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2024).
10.9*	Executive Form RSU Grant Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2024).
10.10++	Amended and Restated License Agreement, dated as of August 7, 2014, by and between NET Power, LLC and 8 Rivers Capital, LLC (incorporated by reference to Exhibit 10.12 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.11++	License Agreement, dated as of February 3, 2022, by and between NET Power, LLC and Nuovo Pignone Tecnologie S.r.l., as amended to date (incorporated by reference to Exhibit 10.14 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.12++	Ground Lease, dated as of April 14, 2015, by and between Air Liquide Large Industries U.S. LP and NET Power, LLC and Amendments No. One, Two, Three and Four thereto (incorporated by reference to Exhibit 10.16 to the Company's Form S-4/A filed with the SEC on April 24, 2023).
10.13++	Product Supply and Sales Agreement, dated as of July 1, 2015, by and between Air Liquide Large Industries U.S. LP and NET Power, LLC and Amendments No. One, Two and Three thereto (incorporated by reference to Exhibit 10.17 to the Company's Form S-4/A filed with the SEC on April 24, 2023).
10.14*	Service Provider Agreement, dated as of October 4, 2021, by and between NET Power, LLC and Akash Patel (incorporated by reference to Exhibit 10.22 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.15*	Profits Interest Share Award Agreement, dated as of October 4, 2021, by and between NET Power, LLC and Akash Patel (incorporated by reference to Exhibit 10.23 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.16*	Amendment to the Service Provider Agreement and Profits Interest Share Agreement, dated as of April 27, 2022, by and between NET Power, LLC and Akash Patel (incorporated by reference to Exhibit 10.24 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.17*	Service Provider Agreement, dated as of March 31, 2022, by and between NET Power, LLC and Brian Allen (incorporated by reference to Exhibit 10.25 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.18*	Profits Interest Share Award Agreement, dated as of March 31, 2022, by and between NET Power, LLC and Brian Allen (incorporated by reference to Exhibit 10.26 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.19*	Amendment to the Service Provider Agreement and Profits Interest Share Agreement, dated as of May 2, 2022, by and between NET Power, LLC and Brian Allen (incorporated by reference to Exhibit 10.27 to the Company's Form S-4/A filed with the SEC on February 2, 2023).
10.20+	Variation Agreement No. 2 Regarding Letter of Limited Notice to Proceed for the Purchase of KPEP Long Lead Items between NET Power, LLC and Baker Hughes Energy Services LLC, dated September 30, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024).
10.21*	Form of Performance Stock Unit Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2024).
10.22*	Stock Option Grant Notice and Award Agreement of Daniel J. Rice IV (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2024).
10.23*	Executive Form PSU Grant Notice and Agreement.
10.24*	Executive Form Stock Option Grant Notice and Award Agreement.
10.25+	Equipment Supply Agreement, dated as of November 12, 2025, between Net Power Canaveral, LLC and Relevant Power Solutions, LLC.

19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed March 10, 2025).
21.1	Subsidiaries of the Company.
23.1	Consent of KPMG LLP.
23.2	Consent of Grant Thornton LLP
31.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+ Certain schedules or similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide a copy of any omitted schedule or similar attachment to the SEC upon request.

++ Certain provisions or terms of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Redactions and omissions are designated with brackets containing asterisks. The Company agrees to provide on a supplement basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the SEC upon request.

* Management contract or compensatory arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2026   NET Power Inc.

                                   By: /s/ Daniel J. Rice IV
                                   Name: Daniel J. Rice IV
                                   Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities below on March 9, 2026.

Signature	Position
/s/ Daniel J. Rice IV	Chief Executive Officer and Director
Daniel J. Rice IV	*(Principal Executive Officer and Principal Financial Officer)*
/s/ Caleb C. Van Dolah	Controller
Caleb C. Van Dolah	*(Principal Accounting Officer)*
/s/ Peter J. Bennett	Chair of the Board of Directors
Peter J. Bennett	
/s/ Ralph Alexander	Director
Ralph Alexander	
/s/ J. Kyle Derham	Director
J. Kyle Derham	
/s/ Frederick A. Forthuber	Director
Frederick A. Forthuber	
/s/ Joseph T. Kelliher	Director
Joseph T. Kelliher	
/s/ Carol Peterson	Director
Carol Peterson	
/s/ Brad Pollack	Director
Brad Pollack	
/s/ Alejandra Veltmann	Director
Alejandra Veltmann	

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Audited Financial Statements of NET Power Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors NET Power Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of NET Power Inc. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, shareholders' equity and mezzanine shareholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis of Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2025.

Houston, Texas
March 9, 2026

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

NET Power Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of NET Power Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, shareholders' equity and mezzanine shareholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor from 2021 to 2025.

Raleigh, North Carolina
March 10, 2025

NET Power Inc.
Consolidated Balance Sheets
In thousands, except par value

		December 31, 2025		December 31, 2024
ASSETS				
Current assets				
Cash and cash equivalents	$	199,430	$	329,230
Short-term investments		—		100,000
Investments in securities, available-for-sale		138,462		78,344
Interest receivable		1,376		3,682
Prepaid expenses and other current assets		4,496		1,774
Total current assets		343,764		513,030
Long-term assets				
Restricted cash		2,427		2,446
Investments in securities, available-for-sale		38,242		22,628
Intangible assets, net		181,572		1,241,343
Goodwill		—		359,847
Property, plant, and equipment, net		32,758		151,470
Operating lease right-of-use assets		551		2,699
Other long-term assets		387		652
Total assets	$	599,701	$	2,294,115
LIABILITIES, MEZZANINE SHAREHOLDERS' EQUITY, AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	1,437	$	3,092
Accrued liabilities		7,565		13,619
Due to related parties		37,262		325
Operating lease liabilities, current portion		1,074		683
Finance lease liabilities, current portion		127		187
Total current liabilities		47,465		17,906
Earnout Shares liability		—		1,958
Warrant liability		10,850		81,283
Asset retirement obligation		3,597		3,265
Non-current operating lease liabilities		2,584		2,125
Non-current finance lease liabilities		—		110
Tax Receivable Agreement liability		—		20,974
Deferred taxes		—		4,306
Total liabilities		64,496		131,927

Commitments and contingencies (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

NET Power Inc.
Consolidated Balance Sheets (Continued)
In thousands, except par value

	December 31, 2025	December 31, 2024
Mezzanine shareholders' equity		
Redeemable non-controlling interests in subsidiary	331,301	1,506,584
Shareholders' equity		
Preferred Stock, $.0001 par value; 1,000 shares authorized; no shares issued or outstanding as of December 31, 2025 and December 31, 2024	—	—
Class A Common Stock, $.0001 par value; 520,000 shares authorized; 83,980 shares issued and outstanding as of December 31, 2025 and 76,760 shares issued and outstanding as of December 31, 2024	8	8
Class B Common Stock, $.0001 par value; 310,000 shares authorized; 138,730 shares issued and outstanding as of December 31, 2025 and 139,691 shares issued and outstanding as of December 31, 2024	14	14
Additional paid-in capital	898,425	771,594
Accumulated other comprehensive loss	129	32
Accumulated deficit	(694,672)	(116,044)
Total shareholders' equity	203,904	655,604
Total liabilities, mezzanine shareholders' equity, and shareholders' equity	$ 599,701	$ 2,294,115

The accompanying notes are an integral part of these consolidated financial statements.

NET Power Inc.
Consolidated Statements of Operations and Comprehensive Loss
In thousands, except per share data

	Year Ended December 31,			
	2025		**2024**	
Revenue	$	—	$	250
Cost of revenue		—		31
Gross profit		—		219
Operating expenses				
General and administrative		40,345		30,267
Sales and marketing		4,912		3,865
Research and development		99,508		63,853
Project development		72,379		1,932
Impairment and other charges		1,512,217		—
Depreciation, amortization, and accretion		62,387		81,623
Total operating expenses		1,791,748		181,540
Operating loss		(1,791,748)		(181,321)
Other income (expense)				
Interest income, net		20,297		31,389
Change in Earnout Shares liability and Warrant liability		72,391		(25,656)
Change in Tax Receivable Agreement liability		21,317		—
Other income		11		364
Net other income		114,016		6,097
Net loss before income tax		(1,677,732)		(175,224)
Income tax benefit		4,305		10,580
Net loss after income tax		(1,673,427)		(164,644)
Net loss attributable to non-controlling interests		(1,094,799)		(115,453)
Net loss attributable to NET Power Inc.	$	(578,628)	$	(49,191)
Other comprehensive income				
Unrealized gain on investments		97		139
Total other comprehensive income		97		139
Comprehensive loss		(1,673,330)		(164,505)
Comprehensive loss attributable to non-controlling interests		(1,094,799)		(115,346)
Comprehensive loss attributable to NET Power Inc.	$	(578,531)	$	(49,159)
Loss per share of Class A Common Stock, basic and diluted	$	(7.34)	$	(0.67)
Weighted average shares of Class A Common Stock, basic and diluted		78,822		73,397

The accompanying notes are an integral part of these consolidated financial statements.

NET Power Inc.
Consolidated Statements of Shareholders' Equity and Mezzanine Shareholders' Equity
In thousands

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity	Non-controlling Interests
	Shares	Amount	Shares	Amount					
Balance at December 31, 2023	71,278	$ 7	141,787	$ 14	$ 851,841	$ —	$ (66,853)	$ 785,009	$ 1,545,905
Redemption of Class B Common Stock	5,413	1	(5,413)	—	—	—	—	1	—
Remeasurement adjustment to redeemable non-controlling interest resulting from ownership changes	—	—	—	—	47,335	—	—	47,335	(47,335)
Exercise of Warrants	2	—	—	—	25	—	—	25	—
Distributions to members	—	—	—	—	—	—	—	—	(4,751)
Increase in Tax Receivable Agreement liability from qualifying exchanges, net of deferred taxes	—	—	—	—	(12,037)	—	—	(12,037)	—
Unrealized gain on investments	—	—	—	—	—	55		55	107
Share-based compensation	67	—	3,317	—	4,212	—	—	4,212	29,519
Adjustment of redeemable non-controlling interest to redemption value	—	—	—	—	(98,592)	—	—	(98,592)	98,592
Tax impact of equity transactions	—	—	—	—	(21,190)	(23)	—	(21,213)	—
Net loss	—	—	—	—	—	—	(49,191)	(49,191)	(115,453)
Balance at December 31, 2024	76,760	$ 8	139,691	$ 14	$ 771,594	$ 32	$ (116,044)	$ 655,604	$ 1,506,584
Redemption of Class B Common Stock	6,870	—	(6,870)	—	—	—	—	—	—
Issuance of Class A Common Stock	65	—	—	—	141	—	—	141	—
Remeasurement adjustment to redeemable non-controlling interest resulting from ownership changes	—	—	—	—	18,921	—	—	18,921	(18,921)
Increase in Tax Receivable Agreement liability from qualifying exchanges	—	—	—	—	(343)	—	—	(343)	—
Unrealized gain on investments	—	—	—	—	—	97	—	97	176
Share-based compensation	285	—	5,909	—	9,520	—	—	9,520	36,853
Adjustment of redeemable non-controlling interest to book value	—	—	—	—	98,592	—	—	98,592	(98,592)
Net loss	—	—	—	—	—	—	(578,628)	(578,628)	(1,094,799)
Balance at December 31, 2025	83,980	$ 8	138,730	$ 14	$ 898,425	$ 129	$ (694,672)	$ 203,904	$ 331,301

The accompanying notes are an integral part of these consolidated financial statements.

NET Power Inc.
Consolidated Statements of Cash Flows
In thousands

| | Year Ended December 31, | |
	2025	2024
Cash flows from operating activities:		
Net loss after income tax	$ (1,673,427)	$ (164,644)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation, amortization, and accretion	62,387	81,623
Impairment and other charges	1,512,217	—
Non-cash income	(2,482)	(2,543)
Deferred taxes	(4,306)	(10,580)
Change in fair value of Earnout Shares liability and Warrant liability	(72,391)	25,656
Change in Tax Receivable Agreement liability	(21,317)	—
Share-based compensation expense	46,434	33,666
Changes in operating assets and liabilities:		
Accounts receivable, net	—	58
Interest receivable	3,430	(989)
Prepaid expenses and other current assets	(2,722)	47
Other long-term assets	265	(625)
Accounts payable	(1,655)	2,475
Accrued liabilities	(4,154)	4,024
Due to related parties	36,937	183
Net cash used in operating activities	(120,784)	(31,649)
Cash flows from investing activities:		
Purchases of available-for-sale securities	(186,016)	(169,894)
Maturities of available-for-sale securities	111,648	71,075
Maturities of short-term investments	100,000	—
Purchase of property, plant and equipment	(33,214)	(68,651)
Capitalized software	(1,223)	(1,203)
Net cash used in investing activities	(8,805)	(168,673)
Cash flows from financing activities:		
Issuance of Class A Common Stock under share-based compensation plans	141	—
Payment of tax withholdings on vested share-based payment awards	(172)	(130)
Exercise of Warrants	—	19
Payments on finance lease obligations	(199)	(67)
Tax-related partnership distribution	—	(4,751)
Net cash used in financing activities	(230)	(4,929)
Net decrease in cash, cash equivalents, and restricted cash	(129,819)	(205,251)
Cash, cash equivalents, and restricted cash, beginning of period	331,676	536,927
Cash, cash equivalents, and restricted cash, end of period	$ 201,857	$ 331,676

The accompanying notes are an integral part of these consolidated financial statements.

NET Power Inc.
Consolidated Statements of Cash Flows (Continued)
In thousands

		Year Ended December 31,		
		2025		**2024**
Supplemental cash flow information:				
Cash paid for interest	$	29	$	—
Cash paid for income taxes		1		—
Supplemental non-cash investing and financing activities:				
Change in accruals for capital expenditures	$	(1,875)	$	(1,320)
Operating lease right-of use asset acquired		1,591		959
Finance lease right-of-use asset acquired		—		349
Revision of estimated asset retirement obligation		—		996
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet:				
Cash and cash equivalents	$	199,430	$	329,230
Restricted cash		2,427		2,446
Total cash, cash equivalents, and restricted cash	$	201,857	$	331,676

The accompanying notes are an integral part of these consolidated financial statements.

NET Power Inc.
Notes to Consolidated Financial Statements

NOTE 1 — Nature of Business and Basis of Presentation

Nature of Business

NET Power Inc. ("Net Power" or the "Company") is an energy technology company focused on delivering low-carbon gas power solutions. Historically, the Company's sole business has been the development of a novel oxy-combustion power generation system (referred to as the "Oxy-Combustion Cycle") designed to produce reliable and affordable electricity from natural gas while capturing virtually all atmospheric emissions.

During the third quarter of 2025, the Company completed a market analysis of the Oxy-Combustion Cycle, identifying slower than anticipated acceptance and deployment of the technology from previous expectations coupled with costs not currently economic in the marketplace. In response to unprecedented demand growth for low-cost, firm power generation solutions with viable pathways to decarbonize, the Company broadened the scope of our business to include the generation of power using natural gas turbines paired with PCC technology that we intend to license from Entropy. In order to preserve capital for this new business opportunity, the Company paused all development work and related expenditures for its first utility-scale power plant utilizing the Oxy-Combustion Cycle ("SN1"). In December 2025, we suspended testing efforts at our La Porte Demonstration Facility.

Risks and Uncertainties

The Company is subject to a number of risks, including, but not limited to, reliance on relationships with strategic investors and partners for successful deployments of power plants, the requirement for additional capital to fund development and construction of our projects, the commercial viability of the proprietary technology and related projects we intend to deploy, competition from other power generation technologies, permitting and construction delays, supply chain constraints, protection of proprietary technology, and changes in the governmental and regulatory environment.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Reclassification of Prior Period Amounts

Certain prior period financial information has been reclassified to conform to current period presentation.

NOTE 2 — Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates, judgments, and assumptions. The estimates, judgments, and assumptions made by the Company when accounting for items and matters such as, but not limited to, depreciation, amortization, asset valuations, and share-based compensation were based on information available at the time they were made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as amounts reported on the consolidated statements of operations and comprehensive loss during the periods presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of liquid deposits at banking institutions. The Company considers highly liquid investments with original maturities of three months or less as cash equivalents. The Company has exposure to credit risk to the

extent cash balances exceed amounts covered by the Federal Deposit Insurance Corporation ("FDIC"). FDIC guidelines guarantee $250,000 per depositor, per insured bank. As of December 31, 2025 and 2024, the Company held cash in excess of FDIC limits equal to $198.4 million and $328.2 million, respectively.

The carrying value of cash and cash equivalents equals its fair value.

Investments

The Company's investments are classified as available-for-sale ("AFS") and are recorded in the Company's consolidated balance sheets. AFS are investments available to be sold in the future as needed and are recorded at fair value, with unrealized gains and losses recognized in other comprehensive income on the Company's consolidated statements of operations and comprehensive loss and consolidated statement of shareholders' equity and mezzanine shareholders' equity.

Investments with maturities greater than three months but less than one year are classified as short-term investments and investments with maturities greater than one year are classified as long-term investments. Interest income earned and amortization or accretion of discounts and premiums on investments is included in Interest income, net on the Company's consolidated statements of operations and comprehensive loss. Interest accrued on investments is recorded as interest receivable on the consolidated balance sheets.

Revenue Recognition, Trade Receivables and Allowance for Doubtful Accounts

The Company recognizes revenue when its performance obligations with its customers have been satisfied. To determine revenue recognition for contracts within the scope of Accounting Standards Codification ("ASC") 606, the Company (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations; and (v) recognizes revenue when (or as) the entity satisfies the performance obligation.

The Company accounts for a customer contract when both parties have approved the contract and are committed to perform their respective contractual obligations, each party's rights can be identified, payment terms can be identified, the contract has commercial substance and it is probable that the Company will collect the consideration to which it is entitled.

Collectability is assessed based on a number of factors including collection history and customer creditworthiness. If collectability of substantially all consideration to which the Company is entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties, such as sales taxes collected and remitted to governmental authorities.

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company calculates an allowance for doubtful accounts based on a risk assessment performed when trade receivables are recognized. The allowance is calculated in accordance with ASC Topic 326, *Current Expected Credit Losses*. Write-offs are recorded at the time when trade receivables are deemed uncollectible.

Restricted Cash

Restricted cash includes cash held to secure a letter of credit. As of December 31, 2025 and 2024, the Company had restricted cash of $2.4 million included in the consolidated balance sheets.

Fair Value

Certain assets and liabilities are carried at fair value in accordance with ASC Topic 820, *Fair Value Measurement*. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (i.e., the exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to

unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2—Significant other observable inputs other than Level 1 prices, such as quoted prices for similar, but not identical, assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and
- Level 3—Significant unobservable inputs in which there is little or no market data available and requires the Company to develop its own assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of any input that is significant to the fair value measurement. The Company's estimates of fair values are based upon assumptions believed to be reasonable, but which are uncertain and involve significant managerial judgments made by considering factors specific to the asset or liability. The determination of fair value requires more judgment to the extent the valuation is based on models or inputs that are less observable or unobservable in the market. Accordingly, the degree of judgment exercised by the Company in determining the fair value is greatest for instruments categorized as Level 3.

The Company's recurring fair value measurements include the Private Placement Warrants, the Public Warrants, the Earnout Shares (as defined in Note 4), and investments in available-for-sale securities (Note 3 and Note 4).

Warrants

The Company accounts for the Public Warrants (the "Public Warrants") and Private Placement Warrants (the "Private Placement Warrants," and collectively with the Public Warrants, the "Warrants") as liability-classified instruments based on an assessment of the Warrants' specific terms and applicable authoritative guidance outlined in ASC Topic 480, *Distinguishing Liabilities from Equity* ("ASC 480"), ASC Topic 815, *Derivatives and Hedging* ("ASC 815") and relevant SEC reporting rules. When making this assessment, the Company determined the Warrants are not considered to be indexed to the Company's stock price. Therefore, in accordance with ASC 815, the Company accounts for the outstanding Warrants as a liability at fair value on the consolidated balance sheets. The Warrants are subject to remeasurement at each reporting date with any change in the fair value recognized in Change in Earnout Shares liability and Warrant liability on the Company's consolidated statements of operations and comprehensive loss.

Earnout Shares and Restricted Shares

Unvested Earnout Shares (as defined in Note 9) are reported as liabilities on the Company's consolidated balance sheets. The liability classification reflects the interpretation that the Earnout Share settlement provision contingent on a change in control event does not represent an input into a fixed-for-fixed option pricing model. The usage of a model other than a fixed-for-fixed option model results in liability classification pursuant to the guidance in ASC Topic 815, *Derivatives and Hedging*.

The Price-Based Lockup Shares (as defined in Note 9) are included as equity within the Company's consolidated balance sheets.

Intangible Assets

The Company's intangible assets are comprised of developed technology and software. Developed technology is related to the Oxy-Combustion Cycle technology and is amortized over a 20-year useful life. Software is amortized over a 5-year useful life. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Goodwill

The Company recognizes goodwill as the excess costs of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The Company's goodwill is not tax deductible. Goodwill is not amortized but is tested annually on October 1st for impairment or more frequently whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. Refer to Note 5 — Goodwill and Intangible Assets for impairments recognized during year ended December 31, 2025. There were no impairment charges recorded during the year ended December 31, 2024.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets placed in service is measured by comparing the carrying amount of an asset or asset group to the future undiscounted cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment equals the amount by which the carrying amount of the assets exceeds the fair value of the assets. Refer to Note 5 — Goodwill and Intangible Assets for impairments recognized during year ended December 31, 2025. There were no impairment charges recorded during the year ended December 31, 2024.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost except for (i) certain assets acquired in a business combination which are recorded at fair value on their respective acquisition date and (ii) impaired assets which are recorded at fair value as of the last impairment evaluation date for which an adjustment was required.

Depreciation is recognized using the straight-line method over the estimated useful lives of the respective assets. Amounts capitalized to construction in progress are not depreciated until the underlying asset is ready for its intended use. The following table summarizes the estimated useful lives used to depreciate property, plant, and equipment and assets:

Asset Classification	Useful Life
Furniture and Equipment	4 – 7
La Porte Demonstration Facility	7
Office Trailers	6

The Company reviews the estimated useful lives of its property, plant, and equipment on an ongoing basis for any changes in estimates.

Property, plant, and equipment is presented at cost less accumulated depreciation on the consolidated balance sheets.

Asset Retirement Obligation

The Company recognizes liabilities for future obligations associated with the retirement of assets. The fair values of legal obligations to retire and remove long-lived assets are recorded in the period in which the obligation is incurred. When an asset retirement obligation arises, the liabilities and corresponding assets are recorded at their present values using a discounted cash flow approach and the liabilities are accreted using the interest method. The asset retirement obligations that have been recorded to-date relate to the Company's obligation to restore the property underneath the La Porte Demonstration Facility at the end of the La Porte Demonstration Facility's estimated useful life as required by the lease terms. The accretion expense generated by the Company's asset retirement obligation liability is recognized over the La Porte Demonstration Facility's expected seven-year useful life.

Leases

Lease agreements may fall within two categories according to ASC Topic 842, *Leases* ("ASC 842"), operating leases or financing leases. Both operating and finance leases result in the recognition of lease liabilities and associated right-of-use assets that are valued at the net present value of the lease payments and recognized. The Company has elected the short-term lease exception and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. The lease term includes the committed lease term identified in the contract, taking into account renewal and termination options that management is reasonably certain to exercise. The Company also elected to not separate lease components and non-lease components when allocating contract consideration to leases of commercial office space. The discount rate used in the measurement of a right-of-use asset and lease liability is the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate as a proxy for the discount rate based on the term of the lease.

Research and Development Costs

The Company expenses costs related to operations and testing at the La Porte Demonstration Facility, as well as engineering and design costs related to development of the Oxy-Combustion Cycle technology and Clean Gas Product as incurred. These costs are included in Research and development expense on the consolidated statements of operations and comprehensive loss.

Non-Controlling Interest

Non-controlling interests ("NCI") represents Class A OpCo Units (Note 9) held by parties other than NET Power Inc., including sponsors, certain strategic partners, and legacy owners of NET Power, LLC. After evaluating Class A OpCo Unit redemption rights under ASC 480, the Company determined that Class A OpCo Units are subject to potential cash redemption that rests outside the Company's control. The Company has classified NCI as a component of mezzanine equity in consideration of this cash redemption feature and in accordance with the guidance in ASC 810. The Company measures redeemable NCI each reporting period at the higher of its book value or its redemption value, which equals the closing price of the Company's Class A Common Stock on the measurement date. The change in measurement is shown as the carrying value adjustment of redeemable non-controlling interest in the Company's consolidated statement of shareholders' equity and mezzanine shareholders' equity.

The Company's net loss before income tax and the non-tax components of comprehensive loss are reduced by the portion of net loss before income tax and the non-tax components of comprehensive loss attributable to non-controlling interests.

Share-Based Compensation

The Company applies ASC Topic 718, *Share-Based Payments* ("ASC 718") to account for its equity awards. In accordance with ASC 718, the Company recognizes expense related to equity awards for which vesting is considered probable. Forfeitures are recognized as they occur. For service-based awards issued to employees, compensation cost is measured at fair value on the grant date and expensed ratably over the vesting term. For grants issued to employees that contain a performance-based vesting condition, the fair value is measured on the grant date and recognized as compensation expense over the vesting period when the Company determines it is probable the vesting conditions will be met.

For awards that include a market-based vesting condition, the Company uses the Monte Carlo Simulation to determine the grant date fair value, which is expensed ratably over the service period. For all other awards, the Company uses the publicly quoted price on the grant date to estimate the fair value of the award. Compensation expense from share-based awards is recorded in the same line item as the related employee's other compensation in the consolidated statements of operations and comprehensive loss, and is subject to capitalization.

Vested equity awards are generally net settled by withholding shares of common stock to satisfy employees' minimum income tax withholding obligations due upon vesting. The Company may sell shares on the open market to cover the tax withholding obligation. Cash payments made by the Company to satisfy employees' tax withholding obligations are classified as financing activities in the consolidated statements of cash flows.

Net Loss per Share

The Company computed basic net loss attributable to shareholders per share by dividing net loss attributable to Net Power Inc. by the weighted average number of shares of Class A Common Stock outstanding. Diluted net loss attributable to shareholders per share is computed based on the weighted average number of common shares outstanding, increased by the number of any additional shares that would have been outstanding had any potentially dilutive common shares been issued. Such additional shares are excluded if their effect is anti-dilutive.

Income Taxes

The Company applies the guidance set forth in ASC Topic 740, *Income Taxes* ("ASC 740") to evaluate its tax positions. The Company evaluates the realizability of deferred tax assets on a quarterly basis and establishes a valuation allowance when it is more-likely-than-not that all or a portion of a deferred tax asset may not be realized. In making such a determination, the Company considers all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent results of operations.

Net Power Inc. consolidates the financial results of OpCo in its consolidated financial statements. OpCo represents a pass-through entity for U.S. federal and most applicable state and local income tax purposes. As a pass-through entity for tax purposes, OpCo is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by OpCo is passed through to its members, including Net Power Inc., which is taxed as a corporation that pays corporate federal, state and local taxes with respect to income allocated from OpCo based on its economic interest in OpCo.

The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50% likely to be realized is recognized. The Company has elected to recognize interest and penalties related to income taxes within income tax benefit in the accompanying consolidated statements of operations and comprehensive loss.

Tax Receivable Agreement Liability

Pursuant to the Tax Receivable Agreement ("TRA") with certain OpCo unitholders., the Company was required to pay approximately 75% of the calculated tax savings based on the portion of basis adjustments on exchanges of OpCo units and other carryforward attributes that are anticipated to be able to be utilized in future years. Such tax attributes included the existing tax basis of certain assets of OpCo and its consolidated subsidiaries, tax basis adjustments resulting from taxable exchanges of Class A OpCo Units, certain tax benefits realized by Net Power Inc. and tax deductions in respect of portions of certain TRA payments. All such payments made under the terms of the TRA were the obligations of Net Power Inc. and not of OpCo. The TRA was terminated and of no further force or effect as of June 12, 2025.

Segment Reporting

In accordance with ASC Topic 280, *Segment Reporting* ("ASC 280"), the Company has determined that it has one operating segment and one reportable segment, which includes all of the Company's consolidated accounts. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The CODM focuses on consolidated operating income (loss), with a focus on research and development and general and administrative expenses, along with interest income to assess the Company's performance and allocate resources. Segment expenses and other segment items are provided to the CODM on the same basis as disclosed in the consolidated financial statements. The measure of segment assets is reported on the Company's consolidated balance sheet as total assets.

Accounting Standards Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, *Income Taxes (Topic 740)—Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires companies to provide annually a tabular reconciliation of the reported income tax expense (or benefit) from continuing operations to the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate using specified categories and to disclose separately reconciling items within certain categories with absolute values equal to or greater than five percent of the product of the income (or loss) from continuing operations before tax and the applicable statutory tax rate. Additionally, ASU 2023-09 requires a public business entity to disclose the year-to-date amount of income taxes paid, net of refunds received, to federal, state, and foreign jurisdictions. If a payment to a single federal, state or foreign jurisdiction equals or exceeds five percent of total income taxes paid, ASU 2023-09 requires separate disclosure of that payment. Finally, ASU 2023-09 requires a public business entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign jurisdictions and to disclose income tax expense (or benefit) from continuing operations disaggregated between federal, state, and foreign jurisdictions. ASU 2023-09 removes the requirement to disclose the nature and estimate of the range of reasonably possible increases or decreases in the unrecognized tax benefits balance in the next 12 months, or to make a statement that an estimate of the range cannot be made. ASU 2023-09 is effective for the Company for calendar years beginning after December 15, 2025. Early adoption is permitted. The Company has evaluated the impact of adoption and does not expect any material impacts to our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03")*,* which requires new tabular disclosures in the notes to consolidated financial statements, disaggregating certain cost and expense categories within relevant captions on the consolidated statements of operations. The prescribed cost and expense categories requiring disaggregated disclosures include purchases of inventory, employee compensation, depreciation, and intangible asset amortization, along with certain other expense disclosures already required by U.S. GAAP that would need to be integrated within the new tabular disaggregated expense disclosures. Additionally, the amendments also require the disclosure of total selling expenses and an entity's definition of those expenses. The amendments in ASU 2024-03 are effective for annual periods beginning after December 15, 2026 and for subsequent interim periods. Early adoption is permitted and the amendments should be applied on a prospective basis, although retrospective application is permitted. The Company is evaluating the impact of adoption to its expense disclosures.

NOTE 3 — Investments

The Company is currently invested in available-for-sale securities. The $100 million certificate of deposit previously held by the Company matured and the interest receivable on the certificate of deposit was collected in June 2025.

The following tables present the Company's available-for-sale investments included in the consolidated balance sheets:

$ in thousands	December 31, 2025		
Current assets	Amortized Cost	Unrealized Gain	Fair Value
Corporate bonds	$ 32,195	$ 57	$ 32,252
Commercial paper	23,423	—	23,423
U.S. treasuries	82,618	169	82,787
Total	$ 138,236	$ 226	$ 138,462

Long-term assets	Amortized Cost	Unrealized Gain	Fair Value
Corporate bonds	$ 25,724	$ 137	$ 25,861
U.S. treasuries	12,311	70	12,381
Total	$ 38,035	$ 207	$ 38,242

$ in thousands	December 31, 2024		
Current assets	Amortized Cost	Unrealized Gain	Fair Value
Corporate bonds	$ 11,006	$ 15	$ 11,021
Commercial paper	8,629	—	8,629
U.S. treasuries	58,637	57	58,694
Total	$ 78,272	$ 72	$ 78,344

Long-term assets	Amortized Cost	Unrealized Gain	Fair Value
U.S. treasuries	$ 22,538	$ 90	$ 22,628
Total	$ 22,538	$ 90	$ 22,628

The cost of securities sold, if any, is based on the specific-identification method. During the year ended December 31, 2025 and 2024, there were no securities sold. There were no credit losses recognized during the year ended December 31, 2025 and 2024. The Company established no allowances for credit losses as of December 31, 2025 and December 31, 2024. The Company's long-term available-for-sale investments mature through June 2027.

NOTE 4 — Fair Value Measurements

The following table presents the assets and liabilities that the Company measures at fair value on a recurring basis included in the consolidated balance sheets and indicates the level of the valuation inputs the Company utilized to determine the fair value:

$ in thousands	Level	December 31, 2025	December 31, 2024
Assets			
Available-for-sale investments	1	$ 176,704	$ 100,972
Short-term investments	2	—	100,000
Total assets		$ 176,704	$ 200,972
Liabilities			
Public Warrants	1	$ 4,310	$ 31,034
Private Placement Warrants	3	6,540	50,249
Earnout Shares	3	—	1,958
Total liabilities		$ 10,850	$ 83,241

The following table contains a reconciliation of the beginning and ending balances of recurring Level 3 fair value measurements included in the consolidated statements of operations and comprehensive loss:

		Year Ended December 31,		
$ in thousands		2025		2024
Balance of recurring Level 3 liabilities at beginning of period	$	52,207	$	38,622
Change in Earnout Shares liability		(1,958)		287
Change in Private Placement Warrant liability		(43,709)		13,298
Balance of recurring Level 3 liabilities at end of period	$	6,540	$	52,207

Short-term Investments

Short-term investments are valued at cost, which approximates fair value. The fair value of the short-term investments is considered a Level 2 fair value measurement because cost basis is observable, but not in an active market.

Available-for-sale Securities

The fair value of the available-for-sale investments is classified as a Level 1 fair value measurement because the investments are valued using the most recent quoted prices for identical assets in active markets.

Warrants

The Public Warrants are exercisable for 8,620,535 shares of Class A Common Stock at a price of $11.50 per share. The Company may redeem the Public Warrants for $0.01 if the last reported trading price of the Company's Class A Common Stock price equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period. Additionally, the Public Warrants may be redeemed if the last reported trading price of the Company's Class A Common Stock equals or exceeds $10.00 and is below $18.00 by paying a make-whole premium. The Public Warrants expire June 8, 2028. The Public Warrants are valued using their quoted and publicly-available market prices. Since their fair value is predicated on quoted prices in an active market for identical instruments, the fair value of the Public Warrants is considered a Level 1 fair value measurement.

The Private Placement Warrants are exercisable for 10,900,000 shares of Class A Common Stock at a price of $11.50 per share. The Private Placement Warrants expire June 8, 2028. The Private Placement Warrants are exercisable on a cashless basis and are non-redeemable as long as they are held by the initial purchasers or their permitted transferees. The Private Placement Warrants and Class A Common Stock issuable upon exercise of the Private Placement Warrants are entitled to registration rights.

The Company uses a Black-Scholes Merton Model to value the Private Placement Warrants. Key inputs into the Black-Scholes Merton Model include the last Class A Common Stock closing price of $2.28 as of December 31, 2025 with a strike price of $11.50 per share. The volatility assumption is based on a blended average of equity volatility of publicly traded companies within the Company's peer group, the Company's own historical volatility, and the implied volatility of the Public Warrants. The fair value of the Private Placement Warrants is considered a Level 3 fair value measurement.

The following table contains the key inputs used in the valuations of the Private Placement Warrants:

	December 31, 2025	December 31, 2024
Term (in years)	2.44	3.44
Volatility	104.0 %	59.3 %
Risk-free rate	3.5 %	4.2 %

Earnout Shares

The fair value of the Earnout Shares is estimated using a Monte Carlo simulation. The Monte Carlo simulation considers daily simulated stock prices as a proxy for the Company's daily volume-weighted average share price. Historically, the volatility assumption is based on a blended average of equity volatility of publicly traded companies within the Company's peer group, the historical volatility of the Company's Class A common stock, and the implied volatility of the Public Warrants. For the valuation as of December 31, 2025, the volatility assumption is based on the Company's own historical volatility, implied volatility on the Company's own common stock options, and the implied volatility of the Public Warrants.

The following table contains the key inputs used in the valuations of the Earnout Shares:

	December 31, 2025	December 31, 2024
Term (in years)	0.44	1.43
Volatility	105.0 %	59.7 %
Risk-free rate	3.6 %	4.1 %

NOTE 5 — Goodwill and Intangible Assets

Goodwill

Goodwill represented the future economic benefits derived from the Company's unique market position, the growth attributable to the Oxy-Combustion Cycle technology and the Company's assembled workforce, none of which are individually and separately recognized as intangible assets. Goodwill was allocated to the Company's sole reportable segment and reporting unit.

The following table presents the changes to goodwill included in the consolidated balance sheets:

$ in thousands	December 31, 2025	December 31, 2024
Balance at the beginning of the period	$ 359,847	$ 423,920
Impairment	(359,847)	—
Measurement adjustments	—	(64,073)
Balance at the end of the period	$ —	$ 359,847

In March 2025, the Company assessed its goodwill for impairment. Due to a change in the Company's business plan, as discussed below, and related sustained decrease in the Company's market capitalization, the Company concluded that it was more likely than not that the fair value of its goodwill was less than its carrying amount as of March 31, 2025. As a result, the Company fully impaired its goodwill and recognized an impairment of $359.8 million during the first quarter of 2025, which is included in Impairment and other charges on the consolidated statements of operations and comprehensive loss.

During the second quarter of 2024, the Company completed its estimate of deferred taxes and finalized its purchase price allocation, which resulted in a measurement adjustment that reduced goodwill by $64.1 million.

Definite-Lived Intangible Assets

The following tables summarize the Company's definite-lived intangible assets included in the consolidated balance sheets:

$ in thousands	December 31, 2025			December 31, 2024		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Developed technology	$ 184,465	$ (3,469)	$ 180,996	$ 1,345,000	$ (104,985)	$ 1,240,015
Software[1]	613	(37)	576	1,407	(79)	1,328
Total definite-lived intangible assets	$ 185,078	$ (3,506)	$ 181,572	$ 1,346,407	$ (105,064)	$ 1,241,343

_____

(1) Software includes $0.1 million and $0.6 million related to software work-in-progress as of December 31, 2025 and December 31, 2024.

In March 2025, due to higher-than expected indicative cost estimates for its first utility-scale project, the Company identified a triggering event for evaluation of impairment of its long-term assets. As the Company is in the development stage, focusing on developing and commercializing its technology, the Company assessed its definite-lived intangible assets, the La Porte Demonstration Facility, and other corporate assets for impairment as an asset group (the "Developed Technology Asset Group"). In March 2025, management performed a probability-weighted undiscounted cash flow analysis, incorporating estimated cash flows from the deployment of its technology and the value of the underlying intellectual property, and the results indicated that no impairment was required. Additionally, in response to these higher-than expected indicative cost estimates, the Company initiated a value engineering process to assess Project Permian's economic feasibility and to optimize its design to reduce costs. The Company temporarily paused further long lead equipment releases and engaged a management consulting firm to conduct a techno-economic analysis of clean, firm power alternatives and to assess the market potential of the Oxy-Combustion Cycle technology product.

In the second quarter of 2025, the Company progressed its value engineering process to improve and validate commercialization pathways for the Oxy-Combustion Cycle technology and introduced its integrated product offering, combining the Oxy-Combustion Cycle technology with gas turbines with the goal of improving the cost-competitiveness of the Company's technology and time to market for potential customers. Additionally, in July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, which enhanced the Section 45Q Tax Credit for Carbon Sequestration for enhanced oil recovery. The Company received initial results of the techno-economic analysis for the Oxy-Combustion Cycle technology product, and the Company responded to a prospective customer's Request for Proposal for Environmental Attribute Credits generated from carbon capture and sequestration at North American power plants. Based on these developments, the Company did not identify a triggering event that the Developed Technology Asset Group may be impaired as of June 30, 2025.

In late August 2025, the Company completed its assessment of the techno-economic analysis which identified slower than anticipated acceptance and deployment of the Company's technology from previous expectations; the value engineering process identified significant cost reductions, but not to a level that is currently economic in the marketplace; and the engagement with potential customers identified time to market and cost as a significant factor to deployment of power solutions, both of which currently represent challenges for the Company's Oxy-Combustion Cycle technology product. The Company determined these factors would result in fewer deployments of the Company's Oxy-Combustion Cycle technology product than previously estimated and therefore, updated its long-range forecasts.

The Company determined that a triggering event had occurred requiring an impairment assessment of its Developed Technology Asset Group as a result of the feedback from potential customers to the Company's technology and integrated product offering, the estimated cost reductions achieved through the value engineering process, and the resulting revisions to the Company's forecasted future unit deployments and related cash flows based upon the perceived marketability and commercial viability of the Company's

technology. As a result, management updated its probability-weighted undiscounted cash flow analysis and determined that the carrying value of the Developed Technology Asset Group was not recoverable.

The fair value of the Developed Technology Asset Group was determined using the income and market approaches. The income approach used a probability-weighted discounted cash flow method based upon management's projections of future revenues and operating expenses from future deployments of the Company's technology discounted based an estimate of the Company's cost of equity, which uses Level 3 inputs. As the Company has not generated revenue from its first-of-a-kind technology, the market approach was determined through an implied value approach by applying a control premium to the Company's market capitalization, less working capital, investments in securities, and other assets not part of the asset group to estimate the fair value of the Developed Technology Asset Group, which uses Level 3 inputs. The application of these valuation methodologies resulted in an indicated fair value of the Developed Technology Asset Group of $200.0 million, resulting in the recognition of an impairment loss of $1,095.8 million for the year ended December 31, 2025. The impairment was allocated to the long-lived assets within the asset group on a pro-rata basis, according to their relative carrying amounts. The impairment loss is included in Impairment and other charges on the consolidated statements of operations and comprehensive loss.

The following table details the recognition of long-lived asset impairment as of the measurement date:

$ in thousands	Carrying Amount		Impairment		New Carrying Amount
Intangible assets, net	$	1,197,106	$	(1,012,344)	$	184,762
Property, plant, and equipment, net		94,838		(80,201)		14,637
Operating lease right-of-use assets		3,895		(3,294)		601
Total	$	1,295,839	$	(1,095,839)	$	200,000

The Company considered whether the estimated useful lives of the individual long-lived assets in the Developed Technology Asset Group required revision and concluded no changes were necessary.

In connection with the Company's decision in the fourth quarter of 2025 to broaden its product strategy to include generation of power using natural gas turbines paired with PCC technology, the Company considered whether there any indicators of impairment of the Developed Technology Asset Group and did not identify any such indicators. As discussed in Note 13 — Related Party Transactions, Baker Hughes continues to evaluate the proposed development and commercialization of industrial-scale Oxy-Combustion Cycle technology and engage in negotiations regarding potential amendments to the BHES JDA. The outcome of these negotiations related to the future development and commercialization of the industrial-scale Oxy-Combustion Cycle technology may adversely impact the recoverability of the carrying value of the Developed Technology Asset Group.

The following table presents the Company's amortization expense for the following periods:

| | Year Ended December 31, | |
$ in thousands	2025	2024
Amortization expense	$ 48,587	$ 67,329

The Company does not own or control any intangible assets with indefinite useful lives. The following table presents estimated amortization expense for the next five years and thereafter (in thousands):

2026	$	10,536
2027		10,536
2028		10,564
2029		10,472
2030		10,377
2031 and thereafter		129,087
Total	$	181,572

The Company regularly evaluates whether events or changes in circumstances warrant a revision to the remaining estimated useful lives of its long-lived assets.

NOTE 6 — Property, Plant, and Equipment

The following table summarizes the key classifications of property, plant, and equipment included in the consolidated balance sheets:

$ in thousands		December 31, 2025		December 31, 2024
La Porte Demonstration Facility	$	13,484	$	122,845
Furniture and equipment		132		1,069
Assets acquired under finance lease		45		349
Construction-in-progress		20,062		48,438
Total property, plant, and equipment, gross		33,723		172,701
Accumulated depreciation and amortization [(1)]		(965)		(21,231)
Total property, plant, and equipment, net	$	32,758	$	151,470

_____

(1) As of December 31, 2025 and December 31, 2024, $3 thousand and $18 thousand, respectively, of accumulated depreciation and amortization is related to amortization of the finance lease right-of-use assets.

During the first quarter of 2025, as a result of the management's assessment of the probability of the construction of SN1 due to the factors discussed above, $56.1 million of costs previously included in Construction-in-progress were expensed. This amount is included in impairment and other charges in the consolidated statements of operations and comprehensive loss.

Refer to Note 5 — Goodwill and Intangible Assets for discussion of impairments of the Developed Technology Asset Group recognized during the year ended December 31, 2025.

The following table presents the Company's depreciation and amortization expense for the following periods:

$ in thousands		Year Ended December 31, 2025		2024
Depreciation and amortization expense	$	13,468	$	14,085

The Company regularly evaluates whether events or changes in circumstances warrant a revision to the remaining estimated useful lives of its long-lived assets.

NOTE 7 — Accrued Liabilities

Accrued liabilities in the consolidated balance sheets consist of the following:

$ in thousands	December 31, 2025		December 31, 2024	
Incentive compensation	$	3,347	$	2,916
Professional fees		1,617		1,143
Capital expenditures		410		2,285
Accrued project expenses		460		—
Cash-based expense of BHES JDA		—		6,212
Other accrued liabilities		1,731		1,063
Total accrued liabilities	$	7,565	$	13,619

NOTE 8 — Leases

The following is a summary of leases on the consolidated balance sheets:

$ in thousands	Line item	December 31, 2025		2024	
Assets					
Operating leases	Operating lease right-of-use assets	$	551	$	2,699
Financing leases	Property, plant, and equipment, net		43		331
Total assets		$	594	$	3,030
Liabilities					
Current					
Operating leases	Operating lease liabilities, current portion	$	1,074	$	683
Financing leases	Finance lease liabilities, current portion		127		187
Non-current					
Operating leases	Non-current operating lease liabilities		2,584		2,125
Financing leases	Non-current finance lease liabilities		—		110
Total liabilities		$	3,785	$	3,105

The following table presents the Company's lease costs by period presented and the classification on the consolidated statements of operations and comprehensive loss:

$ in thousands	Line item	Year Ended December 31, 2025		2024	
Operating lease costs	General and administrative	$	1,016	$	624
Financing lease costs:					
Amortization of right-of-use assets	Depreciation, amortization, and accretion	$	39	$	18
Interest on lease liabilities	Interest income, net		29		15
Total finance lease costs		$	68	$	33

The following is a summary of the weighted-average lease term and discount rate:

| | December 31, | |
	2025	2024
Weighted-average remaining lease term - operating leases	3.9 years	4.3 years
Weighted-average remaining lease term - finance leases	0.7 years	1.7 years
Weighted-average discount rate - operating leases	10.0%	9.1%
Weighted-average discount rate - finance leases	14.0%	14.0%

The following table presents the future minimum lease payments that the Company expects to make under its operating and finance leases as of December 31, 2025:

$ in thousands	Operating leases	Finance leases
2026	$ 1,124	$ 133
2027	1,160	—
2028	1,170	—
2029	735	—
2030	236	—
Total lease payments	$ 4,425	$ 133
Less: imputed interest	(767)	(6)
Present value of lease liabilities	$ 3,658	$ 127

Refer to Note 5 — Goodwill and Intangible Assets for discussion of impairments related to the Developed Technology Asset Group recognized during the year ended December 31, 2025.

Office Space and Building Leases

On June 6, 2022, the Company entered into an office space lease agreement for commercial office space in Durham, North Carolina (the "Measurement Building Lease"), which became effective on November 1, 2022 and had an original lease term of 60 months from the signing date. On August 11, 2023, the Company agreed to terminate the Measurement Building Lease effective October 6, 2023 and entered into a new office lease agreement (the "Roney St. Lease"). The Roney St. Lease commenced on October 6, 2023 and has an original lease term of 62 months from the commencement date. The lessors of the Measurement Building Lease and the Roney St. Lease have common ownership and are considered related parties to each other; therefore, the simultaneous termination of the Measurement Building Lease and execution of the Roney St. Lease represent a single transaction accounted for as a modification of the Measurement Building Lease. As such, the Company remeasured the lease liabilities and right-of-use asset associated with the Measurement Building Lease and recognized those balances over the amended, remaining lease term. In addition, the Roney St. Lease includes an early termination option that enables the Company to end the lease on or after its 50th month.

On February 28, 2024, the Company entered into an office space lease agreement for commercial office space in Houston, Texas (the "Atlas Tower Lease"), which became effective in July 2024. The Atlas Tower Lease has an original lease term of 68 months from the commencement date and includes an early termination option that enables the Company to end the lease at the end of its 44th month. The Company measured the lease liabilities and right-of-use asset associated with the Atlas Tower Lease upon commencement of the lease and recognized those balances over the lease term. As of December 31, 2025, the Company determined that it is unlikely to

exercise the termination option associated with the Atlas Tower Lease; therefore, the above minimum lease payments do not consider the effects of the termination option on the lease term.

On March 7, 2025, the Company entered into a building lease agreement for a warehouse in La Porte, Texas that commenced in April 2025. The lease has an initial term of 62 months and contains a renewal option of five years.

Land Leases

On March 8, 2024, the Company entered into a land lease with a subsidiary of Occidental Petroleum, a related party, which became effective on December 1, 2024. The lease has an initial term of 60 months from the commencement date and may be extended for up to three consecutive periods of ten years. Additionally, the lease contains an option to purchase the land during the lease term. As of December 31, 2025, the Company has determined it is not probable that the purchase option or the lease extensions will be exercised and, therefore, these cash flows were excluded from the initial measurement of the lease obligation.

The Company leases the land under the La Porte Demonstration Facility. During the second quarter of 2024, the Company entered into a lease amendment extending the lease term. The amended lease expires on the earlier of (i) January 1, 2031 or (ii) the termination of the Company's oxygen supply agreement with the lessor. Lease payments for the land equal one dollar per year.

Refer to Note 14 — Commitments and Contingencies for discussion on the Company's asset retirement obligations related to the La Porte Demonstration Facility.

Office Trailer Leases

On June 26, 2024, the Company entered into a lease agreement for two office trailers at the La Porte Demonstration Facility with an effective date of September 1, 2024. The lease has a term of 24 months and contains a purchase option where the Company may purchase the trailers at the end of the lease term. Therefore, the Company classified the lease as a finance lease and recorded the right-of lease asset within Property, plant, and equipment, net in the consolidated balance sheets.

NOTE 9 — Shareholders' Equity

Class A Common Stock

Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders and does not have cumulative voting rights. Class A Common Stock is entitled to receive dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by the Company's Board of Directors (the "Board"). In the event of liquidation, dissolution, distribution of assets or other winding up, Class A Common Stock is entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any outstanding shares of Preferred Stock.

Class B Common Stock

Class B Common Stock is not transferable except in connection with a permitted transfer of a corresponding number of OpCo Units. Class B Common Stock is entitled to one vote per share on all matters to be voted upon by the holders of Common Stock. Holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to stockholders subject to certain exceptions. Class B Common Stock does not have the right to receive dividends, unless the dividend consists of shares of Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B Common Stock paid proportionally with respect to each outstanding share of Class B Common Stock and a dividend consisting of shares of Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A Common Stock on the same

terms is simultaneously paid to the holders of Class A Common Stock. Class B Common Stock does not have any right to receive a distribution upon a liquidation or winding up of the Company.

In the event that a holder of Class B Common Stock elects to redeem Class B Common Stock and the corresponding Class A OpCo Units, the Company can exchange such Class B Common Stock for Class A Common Stock or cash at the sole discretion of the Company.

Earnout Shares and Restricted Shares

Certain Class A OpCo Units and corresponding shares of Class B Common Stock are subject to vesting and transfer restrictions.

Of the total shares subject to vesting and transfer restrictions, 986,775 Class A OpCo Units, all of which were formerly Class B OpCo Units, and a corresponding number of shares of Class B Common Stock vest in three equal tranches if the closing share price of the Class A Common Stock on the NYSE is greater than or equal to $12.00, $14.00, and $16.00 for any 20 trading days within a consecutive 30-trading-day period beginning on or after June 23, 2023 and ending on the three-year period beginning June 8, 2023 or the occurrence of a change in control event (the "Earnout Shares").

Of the OpCo Units subject to transfer restrictions, 44,544,551 Class A OpCo Units (the "Price-Based Lock-up Shares") may not be transferred until after the three-year period beginning June 8, 2023; provided, however, that if the last sale price of the Class A Common Stock on the NYSE, for any 20 trading days within any 30 consecutive trading-day period commencing on or after June 23, 2023 exceeds (or, in the case of the 1,575,045 Class A OpCo Units that were formerly Class B OpCo Units, equals) (i) $12.00 per share, then one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, (ii) $14.00 per share, then an additional one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, and (iii) $16.00 per share, then all of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions.

As of December 31, 2025, 328,925 Class A OpCo units and a corresponding number of shares of Class B Common Stock included in the Earnout Shares remain unvested. As of December 31, 2025, 14,848,184 Price-Based Lockup Shares remain restricted.

Redeemable Non-controlling Interest

The following table presents the Company and the non-controlling interest ownership percentage of the membership interests in OpCo as of the following periods:

| | December 31, | |
	2025	2024
Non-controlling interest holders	62.2 %	64.4 %
NET Power Inc.	37.8 %	35.6 %

The Company measures redeemable NCI each quarter at the higher of its book value or its redemption value. As of December 31, 2025, the Company measured redeemable NCI at book value. As of December 31, 2024, the Company measured redeemable NCI at redemption value. The adjustment to redeemable NCI is recorded through Additional paid-in capital on the consolidated statement of shareholders' equity and mezzanine shareholders' equity.

The table below sets forth the calculation of net loss before income tax attributable to redeemable NCI holders for the following periods:

	Year Ended December 31,	
$ in thousands	**2025**	**2024**
Net loss before income tax	$ (1,677,732)	$ (175,224)
Redeemable non-controlling interest percentage	64.0 %	64.4 %
Net loss before income tax attributable to non-controlling interests	$ (1,094,799)	$ (115,453)

Tax-related Partnership Distribution

Under the Second Amended and Restated Limited Liability Company Agreement of OpCo, OpCo is required, when certain conditions are met, to make tax-related distributions to the Class A OpCo Unit holders. These conditions were met in 2024 and, as a result, during the fourth quarter of 2024, the Company made a tax-related partnership distribution of $4.8 million. The partnership distributions are recorded as a reduction of Redeemable non-controlling interest in subsidiary on the consolidated balance sheets. The Third Amended and Restated Limited Liability Company Agreement of OpCo was effective January 17, 2025. Under the amended agreement, future partnership distributions will not be required unless OpCo is in a taxable income position.

NOTE 10 — Share-Based Compensation

The 2023 Omnibus Incentive Plan reserved 20,468,545 shares of Class A Common Stock for issuance as equity awards. The quantity of shares of Class A Common Stock reserved for grants under the 2023 Omnibus Incentive Plan will be subject to an annual increase on the first day of each calendar year beginning January 1, 2024, and ending and including January 1, 2033, equal to the lesser of (i) 5% of the aggregate number of shares outstanding on December 31 of the immediately preceding calendar year and (ii) any such smaller number of shares as is determined by the Board.

The following table presents the aggregate share-based compensation expense, net of forfeitures, for the following periods:

	Year Ended December 31,	
$ in thousands	**2025**	**2024**
Share-based compensation expense	$ 46,434	$ 33,666

OpCo Unit Awards

The following table summarizes the activity of employee equity awards granted under previous programs comprised of Class A OpCo Units and the corresponding quantity of shares of Class B Common Stock for the year ended December 31, 2025:

$ in thousands	**Quantity**	**Calculated Value**
Unvested, beginning of period	241,670	$ 5.66
Vested	(241,670)	5.66
Unvested, end of period	—	$ —

Performance Stock Units

As of December 31, 2025, there was $0.8 million of unrecognized share-based compensation expense related to unvested performance stock units ("PSUs"), which the Company expects to be recognized over a weighted-average period of 1.9 years.

During 2025, there have been 524,000 PSUs awarded to certain executives for which the vesting occurs upon the achievement of specific market-based conditions related to the Company's financial performance over a three-year period, modified based on the Company's Relative Total Shareholder Return ("TSR") and subject to final vesting based on the participant's continued employment through the end of the requisite service period. The amount of awards that will ultimately vest for the PSU can range from 0% to 200% based on the TSR calculated over a three-year period. The fair value of the PSUs were determined using the Monte Carlo Simulation model and are being expensed over the three-year vesting period.

The assumptions used to calculate the fair value of the PSUs awards were:

	2025	2024
Weighted average expected life	3 years	3 years
Risk-free interest rates	3.9 %	4.4 %
Expected volatility	80.0 %	68.0 %

The following table presents a summary of PSU activity as of December 31, 2025 and the changes during the year ended December 31, 2025:

In thousands, except per share data	Quantity	Weighted-Average Grant Date Fair Value Per Share
Unvested, beginning of period	128	$ 16.24
Granted	524	2.89
Forfeited	(330)	5.03
Unvested, end of period	322	$ 6.00

Stock Options

As of December 31, 2025, there was $2.1 million of unrecognized share-based compensation expense related to stock options, which the Company expects to be recognized over a weighted-average period of 0.4 years.

The stock options granted to employees during 2025 vest on the one-year anniversary of the date of grant. The Company will recognize compensation expense from the grant date through the expected vesting date.

The stock options granted to the Chief Executive Officer during 2024 vest upon the satisfaction of the following performance and market conditions: (i) commercial operations achieved by the Company's first utility-scale power plant utilizing Oxy-Combustion Cycle technology, (ii) a fully-executed license agreement and final investment decision achieved for another utility-scale power plant utilizing Oxy-Combustion Cycle technology, and (iii) a closing share price above $30 per share for 60 consecutive trading days (or the equivalent when adjusted for any stock splits, reverse stock splits, and cumulative dividends paid per share until the vesting date). The Company will recognize compensation expense from the date the performance conditions become probable through the expected vesting date. As of December 31, 2025, the performance conditions are not

considered probable; therefore, no expense has been recognized related to these stock options.

The fair value of the Company's stock option grants were estimated utilizing the following assumptions and range of assumptions using the Black-Scholes Merton model for the years below:

	2025	2024
Weighted average expected life	3 years	3.35 years
Risk-free interest rates	3.58% - 3.87%	4.27 %
Expected volatility	86.0% - 89.6%	80.0 %

The following table presents a summary of stock option activity during the year ended December 31, 2025:

In thousands, except per share data	Quantity	Weighted-Average Exercise Price Per Share
Unvested, beginning of period	2,460	$ 11.30
Granted	4,172	2.14
Forfeited	(141)	2.13
Unvested, end of period	6,491	$ 5.62

The aggregate intrinsic value and weighted average remaining contractual term for stock options outstanding at December 31, 2025 was $0.6 million and 5.88 years. There were no stock options exercisable at December 31, 2025.

Restricted Stock Units

As of December 31, 2025, there was $4.9 million of unrecognized share-based compensation expense related to unvested restricted stock units ("RSUs"), which the Company expects to recognize over a weighted-average period of 1.6 years.

Generally, RSUs granted to employees and the majority of executives either cliff-vest on the three-year anniversary of the date of grant or vest ratably on each anniversary of the date of grant over a three-year period. Annual awards granted to independent directors cliff-vest on the first anniversary of each award's grant date.

Certain RSUs awarded to certain legacy employees as permitted by the Business Combination Agreement (the "Make-Whole Awards") vest upon: (i) commercial operations achieved by the Company's first utility-scale power plant utilizing Oxy-Combustion Cycle technology, and (ii) a fully-executed license agreement and final investment decision achieved for another utility-scale power plant utilizing Oxy-Combustion Cycle technology. The awards expire ten years from the grant date. The Company will record compensation expense related to the Make-Whole Awards from the date the performance conditions are considered probable through the expected vesting dates. As of December 31, 2025, there were 1,257,467 shares unvested and outstanding. The performance conditions are not considered probable as of December 31, 2025, therefore, no compensation cost has been recognized related to the Make-Whole Awards.

The following table presents a summary of RSU activity during the year ended December 31, 2025:

In thousands, except per share data	Quantity	Weighted-Average Grant Date Fair Value Per Share
Unvested, beginning of period	2,132	$ 11.54
Granted	2,114	2.58
Vested	(383)	8.04
Forfeited	(387)	3.51
Unvested, end of period	3,476	$ 7.35

The total fair value of RSUs vested during the year ended December 31, 2025 was $3.1 million.

Refer to Note 13 — Related Party Transactions for information related to the BHES JDA.

NOTE 11 — Loss per Share

Basic loss per share attributable to shareholders is calculated by dividing net loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted loss per share attributable to shareholders includes the effect of potentially dilutive common shares outstanding.

The following table sets forth the computation of the Company's basic and diluted loss per share for the following periods:

	Year Ended December 31,	
In thousands, except per share data	2025	2024
Numerator		
Net loss after income tax	$ (1,673,427)	$ (164,644)
Net loss attributable to NET Power Inc.	$ (578,628)	$ (49,191)
Denominator		
Weighted-average number shares outstanding, basic and diluted	78,822	73,397
Loss per share attributable to shareholders, basic and diluted	$ (7.34)	$ (0.67)

Only shares of Class A Common Stock participate in the Company's undistributed earnings. As such, the Company's undistributed earnings are allocated entirely to the Class A Common Stock based on the weighted-average number of shares of Class A Common Stock outstanding for the year ended December 31, 2025 and 2024.

Based on the amounts outstanding at December 31, 2025 and 2024, the Company excluded the following financial instruments from the computation of diluted loss per share because their inclusion would be anti-dilutive:

In thousands	December 31,	
Anti-Dilutive Instruments	**2025**	**2024**
Public Warrants	8,621	8,621
Private Placement Warrants	10,900	10,900
Earnout Shares	329	329
BHES Bonus Shares	—	2,068
Unvested Class A OpCo Units	—	242
Vested Class A OpCo Units	139,921	141,470
Unvested RSUs	2,219	874
Unvested PSUs	322	128
Make-Whole Awards	1,257	1,257
Stock Options	6,490	2,460
Total	170,059	168,349

NOTE 12 — Income Taxes

The following table presents the components of the Company's net loss before income tax:

	Year Ended December 31,	
$ in thousands	**2025**	**2024**
United States	$ (1,677,718)	$ (175,032)
Foreign	(14)	(192)
Total net loss before income tax	$ (1,677,732)	$ (175,224)

The following table presents the components of the Company's current and deferred income taxes:

	Year Ended December 31,	
$ in thousands	**2025**	**2024**
Federal		
Deferred tax benefit	$ 4,306	$ 10,491
Total federal	4,306	10,491
State and local		
Current tax expense	(1)	—
Deferred tax benefit	—	89
Total state and local	(1)	89
Total	$ 4,305	$ 10,580

The following table presents the Company's effective income tax rate:

| | Year Ended December 31, | |
	2025	2024
U.S. federal statutory rate	21.0 %	21.0 %
Increase (decrease) due to:		
State income taxes, net of federal income tax benefit	— %	0.1 %
Non-controlling interests	(13.7)%	(13.8)%
Valuation allowance	(8.2)%	— %
Warrants	0.9 %	(3.0)%
R&D Credit	0.1 %	0.5 %
Other	0.2 %	1.2 %
Effective tax rate	0.3 %	6.0 %

The following table presents the effects of temporary differences arising from deferred income taxes:

| | December 31, | |
$ in thousands	2025	2024
Deferred tax assets		
Federal net operating losses	$ 12,896	$ 4,808
State net operating losses	1,324	551
Investment in OpCo	104,724	10,816
R&D credit carryforward	2,032	1,308
Warrants	4,429	—
Other	80	74
Deferred tax assets, gross	125,485	17,557
Valuation allowance	(125,485)	(11,293)
Deferred tax assets, net	—	6,264
Deferred tax liabilities		
Warrants	—	(10,570)
Deferred tax liabilities, gross	—	(10,570)
Deferred tax liabilities, net	$ —	$ (4,306)

As of December 31, 2025, the Company recorded a deferred tax asset of $125.5 million, which was offset by a valuation allowance of $125.5 million. The change in the valuation allowance of $114.2 million for the year ended December 31, 2025 is primarily due to the change in the balance of the deferred tax asset attributable to Net Power Inc.'s investment in OpCo. The Company considered sources of income and determined that the deferred tax assets in the amount of $125.5 million and $11.3 million were not more-likely-than-not to be realized as of December 31, 2025 and 2024 and therefore established a valuation allowance as of the respective dates.

As of December 31, 2025, the Company has federal, state, and foreign income tax net operating loss carryforwards of $61.4 million, $53.0 million, and $0.2 million. The Company recorded a $12.9 million deferred tax asset for the federal net operating loss, a $1.3 million deferred tax asset for state net operating loss, and a $0.1 million deferred tax asset for foreign net operating loss, which were all offset by a valuation allowance based on the determination that these losses are not more-likely-than-not to be realized. Federal net operating losses are carried forward indefinitely and state and foreign net operating loss carryforwards will

begin to expire in 2043. The Company also recognized $2.0 million of R&D credit carryforward which will begin to expire in 2043 and is offset by a valuation allowance.

As of December 31, 2025, the Company recorded no unrecognized tax benefits that, if recognized, would decrease the Company's effective tax rate. The measurement of unrecognized tax benefits is not expected to significantly change during the twelve months following the date of the consolidated balance sheets. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to comply with applicable accounting guidance.

The Company and its subsidiaries file U.S. federal income tax returns as well as tax returns in various state jurisdictions. OpCo files U.S. federal and state tax returns. Generally, tax years between 2020 and 2023 remain open to examination by the tax authorities in these jurisdictions.

Although the outcomes of tax examination are uncertain, management believes that adequate provisions for income taxes have been made. If outcomes differ materially from management's estimates, those outcomes could have a material impact on the Company's financial condition and results of operations. Differences between actual results and assumptions or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

On July 4, 2025, the OBBBA was enacted in the U.S, which includes significant provisions such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We have evaluated the OBBBA and determined that there were no material impacts to our consolidated financial statements.

Tax Receivable Agreement

In March 2025, due to the Company's decision to pause new purchase commitments for Project Permian's long-lead equipment and commencement of a value engineering exercise to determine project cost reductions and better understand Project Permian's expected economic feasibility, the Company determined it was not more likely than not that its deferred tax assets subject to the Tax Receivable Agreement would be realized and therefore reduced the TRA liability to zero as payments under the TRA were not considered probable. Accordingly, in March 2025, the Company recognized a $21.3 million reduction in the Tax Receivable Agreement liability, which is recorded in Change in Tax Receivable Agreement liability in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025.

On May 12, 2025, pursuant to its rights under the TRA, the Company delivered to the agent of the TRA holders notice of the Company's intent to terminate the TRA (the "Early Termination Notice"). No early termination payment was payable to any TRA holder. The Early Termination Notice became final and binding on June 12, 2025.

NOTE 13 — Related Party Transactions

The following table summarizes the related party transactions included in the consolidated statements of operations and comprehensive loss:

		Year Ended December 31,		
$ in thousands		**2025**		**2024**
Master services agreement administrative costs	$	126	$	119
General and administrative	$	126	$	119
Master services agreement costs for the La Porte Demonstration Facility	$	2,519	$	1,585
BHES JDA		73,986		—
Research and development	$	76,505	$	1,585
BHES Limited Notice to Proceed, including contract cancellation costs		45,593		—
Other		44		—
Project development	$	45,637	$	—

The Company had $37.3 million and $0.3 million in current liabilities payable to related parties as of December 31, 2025 and December 31, 2024, respectively, on the consolidated balance sheets related to the following services. These related party payables are unsecured and are due on demand.

BHES was not a related party as of and during the year ended December 31, 2024. As a result of the equity issuances under the BHES JDA, BHES's ownership interest in the Company exceeded 5% in the first quarter of 2025 and therefore, became a related party. For the year ended December 31, 2024, the Company incurred $47.6 million of expense under the BHES JDA and as of December 31, 2025, the Company had $6.2 million due to BHES under the BHES JDA.

Master Services Agreements

A significant shareholder provides the Company with patent administration services related to the development of the Oxy-Combustion Cycle technology. These totals are included in General and administrative on the consolidated statements of operations and comprehensive loss.

Another shareholder supports the Company with regard to general business oversight and with the operation of the La Porte Demonstration Facility. These totals are reflected in Research and development on the consolidated statements of operations and comprehensive loss.

BHES JDA

On February 3, 2022, the Company entered into the Original JDA, which was subsequently amended and restated on June 30, 2022 and December 13, 2022 with BHES to invest in, develop, and deploy the Oxy-Combustion Cycle technology in collaboration with the Company (as amended and restated, the "BHES JDA"). The BHES JDA is settled in cash and issuances of equity in exchange for services related to the development and commercialization of the Oxy-Combustion Cycle technology. The Company records the expense for services provided by BHES within Research and development on the consolidated statements of operations and comprehensive loss.

The portion of BHES JDA costs that the Company pays with Class A OpCo Units and shares of Class B Common Stock is recorded within Additional paid-in capital on the consolidated balance sheets and the consolidated statement of shareholders' equity and mezzanine shareholders' equity. The following table displays

the expense recognized in the consolidated statement of comprehensive income for shares distributed as payment for services rendered under the terms of the BHES JDA during the periods described below:

| | Quantity | | Expense Recognized | |
| | Year Ended December 31, | | Year Ended December 31, | |
in thousands	2025	2024	2025	2024
Class A OpCo Units	5,686	3,798	$ 37,585	$ 25,103
Class B Common Stock	5,686	3,798	—	—
Total			$ 37,585	$ 25,103

Shares issued as payment under the terms of the BHES JDA are issued at a discount expected to cause a total loss of approximately $17.5 million to the Company over the term of the agreement. The Company has incurred inception-to-date losses of $15.0 million related to such issuances. Additionally, if the volume-weighted average price of the Company's stock for ten consecutive trading days ("10-Day VWAP") immediately preceding the payment date for services under the BHES JDA is less than $4.00 per share (the "Floor Price"), an incremental cash payment is required for the difference between the 10-Day VWAP and the Floor Price (the "BHES JDA Make-Whole Payment"). As of December 31, 2025, the Company had $2.8 million in current liabilities payable to related parties on the consolidated balance sheets related to the BHES JDA Make-Whole Payment. For the year ended December 31, 2025, the Company incurred $7.4 million related to the BHES JDA Make-Whole Payment. For the year ended December 31, 2024, the Company had no such expenses related to the BHES JDA Make-Whole Payment.

In January 2026, the Company agreed to suspend development activities under the BHES JDA from the December 31, 2025 effective date through March 31, 2026 (subject to further extension upon agreement from both parties) (the "BHES JDA Suspension Agreement") while Baker Hughes evaluates the proposed development and commercialization of industrial-scale Oxy-Combustion Cycle technology. During the suspension period, the Company and Baker Hughes will engage in negotiations regarding potential amendments to the BHES JDA. Under the terms of the BHES JDA Suspension Agreement, the Company is obligated to pay BHES any invoiced costs incurred in the fourth quarter of 2025 and any costs resulting or arising from the suspension, up to a $3.0 million cap.

Under the terms of the BHES JDA, BHES may earn additional shares ("BHES Bonus Shares") if it meets certain targets related to the development of the Company's Oxy-Combustion Cycle technology. In the fourth quarter of 2025, due to the Company's broadened business scope to include power generation using natural gas turbines paired with PCC technology and the BHES JDA Suspension Agreement, the Company determined that it is no longer probable it will issue these shares to BHES. Accordingly, the Company reversed $3.3 million of share-based compensation expense related to the certain milestone share-based payments previously recognized subsequent to the Business Combination. Additionally, the Company recorded $1.3 million of accelerated expense related to the remaining unrecognized share-based compensation expense for shares issued to BHES at signing of the BHES JDA due to suspension of development under the BHES JDA.

BHES Limited Notice to Proceed

Pursuant to the terms of the BHES JDA Suspension Letter, the Company terminated the BHES LNTP and incurred $26.1 million in contract cancellation costs. Through December 31, 2025, the Company has incurred a total of $45.6 million under the BHES LNTP, as amended, related to contract cancellation costs and contractual milestone payments related to the purchase, by BHES, of long-lead materials necessary for the procurement and manufacture of turboexpander and related key process equipment and machinery for SN1.

BHES Equipment Purchases

On August 14, 2025, the Company committed to purchase a lube oil system from BHES for the La Porte Demonstration Facility for $1.6 million. As of December 31, 2025, the Company incurred $0.2 million related

to this commitment and pursuant to the terms of the BHES JDA Suspension Letter, the Company terminated the lube oil system purchase from BHES for no additional cost.

NOTE 14 — Commitments and Contingencies

Litigation

From time to time, the Company is party to certain legal actions and claims. Other than any such ordinary routine litigation incidental to the business and except as described below, the Company is not currently a party to, nor is its property currently subject to, any material legal proceedings, and the Company is not aware of any such proceedings contemplated by governmental authorities.

On April 18, 2025, an alleged stockholder (the "Plaintiff"), individually and on behalf of all others similarly situated, filed a putative class action complaint for violation of federal securities laws against the Company, its Chief Executive Officer, President and Interim Chief Financial Officer, its former Chief Financial Officer and its former President and Chief Operating Officer (collectively, the "Defendants") in the United States District Court for the Middle District of North Carolina (the "Complaint"). The Complaint purports to bring a federal securities class action on behalf of a class of persons and entities other than the Defendants who acquired the Company's securities between June 9, 2023 and March 7, 2025 and asserts violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Complaint alleges, among other things, that the Defendants made materially false and misleading statements related to the Company's business, operations and prospects, including the timing and costs of developing Project Permian. The Plaintiff seeks, among other things, certification of a class, an award of unspecified compensatory damages, interest, costs and expenses, including attorneys' fees and expert fees.

On May 29, 2025, an alleged stockholder of the Company filed a derivative suit on behalf of the Company against the Company's Chief Executive Officer, President and Interim Chief Financial Officer, its former Chief Financial Officer, its former President and Chief Operating Officer and its board of directors in the United States District Court for the Middle District of North Carolina, asserting claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of federal securities laws (the "Derivative Complaint"). These claims are predicated on the same allegedly false and misleading statements regarding the time and capital needed to complete Project Permian that are the subject of the Complaint outlined above.

The Company intends to vigorously defend against the claims brought in both matters. In light of the complexity and ongoing and uncertain nature of the outstanding proceedings and inquiries, at this time the Company is unable to estimate a reasonably possible financial loss or range of financial loss, if any, that it may incur to resolve or settle these matters.

Asset Retirement Obligation

Under the terms of the lease for the La Porte Demonstration Facility, the Company is required to remove the La Porte Demonstration Facility and restore the land to post-clearing grade level. During 2024, the Company revised the estimate of its asset retirement obligation as a result of additional construction at the La Porte Demonstration Facility. The following table reconciles the beginning and ending balances of the asset retirement obligation as of the dates presented:

$ in thousands	December 31, 2025	December 31, 2024
Asset retirement obligation, beginning of period	$ 3,265	$ 2,060
Revision of estimate	—	996
Accretion expense	332	209
Asset retirement obligation, end of period	$ 3,597	$ 3,265

Unconditional Purchase Obligations

The Company has committed to purchase industrial components for installation at its La Porte Demonstration Facility and its first commercial power plant. The Company pays for these components in installments aligned to contractual milestones. In accordance with ASC Topic 440, *Commitments*, the Company does not recognize these commitments on the consolidated balance sheets.

As of December 31, 2025, the Company had $16.0 million of remaining purchase obligations related to the BHES JDA, which is expected to be settled 50% in cash and 50% in common stock, plus any incremental cash payments that may be owed for periods where the 10-Day VWAP is less than $4.00 per share in the 10 trading days preceding the date on which shares are to be issued to BHES. In addition, the Company had $63.6 million of additional remaining asset purchase obligations through 2026. Refer to Note 13 — Related Party Transactions for additional information related to the BHES JDA.

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